
COMMUNICATIONS, INC.

Annual Report **2007**

SAGA COMMUNICATIONS, INC.

73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

NOTICE OF ANNUAL MEETING

May 12, 2008

To the Stockholders of
Saga Communications, Inc.

Notice is hereby given that the Annual Meeting of the Stockholders of Saga Communications, Inc. will be held at the Georgian Inn, 31327 Gratiot, Roseville, Michigan, on Monday, May 12, 2008, at 10:00 a.m., Eastern Standard Time, for the following purposes:

(1) To elect directors for the ensuing year and until their successors are elected and qualified.

(2) To ratify the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for the year 2008; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record on March 28, 2008 will be entitled to notice of and to vote at this meeting. You are invited to attend the meeting. Whether or not you plan to attend in person, you are urged to sign and return immediately the enclosed proxy in the envelope provided. No postage is required if the envelope is mailed in the United States. The proxy is revocable and will not affect your right to vote in person if you are a stockholder of record and attend the meeting.

By Order of the Board of Directors,

MARCIA LOBAITO
Secretary

April 21, 2008

Please complete, sign and date the enclosed proxy and mail it as promptly as possible. If you attend the meeting and vote in person, the proxy will not be used.



Bellingham, WA
Portland, ME
Keene, NH
Brattleboro, VT
Manchester, NH
Ithaca, NY
Mitchell, SD
Yankton, SD
Milwaukee, WI
Spencer, IA
Greenfield, MA
Northampton, MA
Springfield, MA
Des Moines, IA
Champaign, IL
Springfield, IL
Bucyrus, OH
Columbus, OH
Charlottesville, VA
Norfolk, VA
Joplin, MO
Hopkinsville, KY
Clarksville, TN
Asheville, NC
Jonesboro, AR
Greenville, MS
Victoria, TX

MARKET INFORMATION

ASHEVILLE, NC
Randy Cable, Vice President/General Manager
WOXL-FM WISE-AM
WYSE-AM WTMT-FM

BELLINGHAM, WA
Rick Staeb, President/General Manager
KISM-FM KAFE-FM KBAI-AM
KGMI-AM KPUG-AM

BRATTLEBORO, VT
Mike Trombly, AVP/General Manager
WKVT-FM WKVT-AM WRSY-FM

BUCYRUS, OH
Debbi Gifford, AVP/General Manager
WBCO-AM WQEL-FM

CHAMPAIGN, IL
Alan Beck, President/General Manager
WLRW-FM WCFF-FM
WXTT-FM WIXY-FM

CHARLOTTESVILLE, VA
Renee Quesenberry, Vice President/General Manager
WWWV-FM WVAX-AM WCNR-FM
WINA-AM WQMZ-FM

CLARKSVILLE, TN
Katie Gambill, AVP/General Manager
WCVQ-FM WKFN-AM WEGI-FM
WJQI-AM WZZP-FM WVVR-FM

COLUMBUS, OH
Alan Goodman, President/General Manager
WSNY-FM WODB-FM
WJZA-FM WJZK-FM

DES MOINES, IA
Bill Wells, Vice President/General Manager
KSTZ-FM KRNT-AM KIOA-FM
KAZR-FM KPSZ-AM KLTI-FM

GREENFIELD, MA
Dan Guin, AVP/General Manager
WHAI-FM WHMQ-AM WPVQ-FM

GREENVILLE, MS
Darren Lehrmann, AVP/General Manager
WXVT-TV

ILLINOIS
Dennis Mellott, President/General Manager
ILLINOIS RADIO NETWORK

ITHACA, NY
Susan Johnston, AVP/General Manager
WYXL-FM WQNY-FM WIII-FM
WNYY-AM WHCU-AM

JONESBORO, AR
Trey Stafford, President/General Manager
KEGI-FM KDXY-FM KJBX-FM

JOPLIN, MO
Danny Thomas, President/General Manager
KOAM-TV KFJX-TV(1)

KEENE, NH
Bob Cox, Vice President/General Manager
WKNE-FM WSNI-FM WINQ-FM
WZBK-AM WKBK-AM

MANCHESTER, NH
Ray Garon, President/General Manager
WZID-FM WMLL-FM WFEA-AM

MICHIGAN
Dennis Mellott, President/General Manager
MICHIGAN RADIO NETWORK
MICHIGAN FARM RADIO NETWORK

MILWAUKEE, WI
Tom Joerres, President/General Manager
WKLH-FM WHQG-FM WJZX-FM
WJMR-FM WJYI-AM

MINNESOTA
Dennis Mellott, President/General Manager
MINNESOTA RADIO NETWORK
MINNESOTA FARM RADIO NETWORK

MITCHELL, SD
Tim Smith, Vice President/General Manager
KMIT-FM KUQL-FM

NORFOLK, VA
Dave Paulus, President/General Manager
WNOR-FM WJOI-AM WAFX-FM

NORTHAMPTON, MA
Sean O'Mealy, AVP/General Manager
WRSI-FM WHMP-AM

PORTLAND, ME
Cary Pahigian, President/General Manger
WMGX-FM WGAN-AM WYNZ-FM
WZAN-AM WPOR-FM WBAE-AM
WVAE-AM WCLZ-FM

SPENCER, IA
Dave Putnam, Vice President/General Manager
KICD-AM KLLT-FM KICD-FM

SPRINGFIELD, IL
Leanne Arndt, AVP/General Manager
WYMG-FM WQQL-FM WDBR-FM
WABZ-FM WTAX-AM

SPRINGFIELD, MA
Gary Zenobi, Vice President/General Manager
WAQY-FM WHNP-AM WLZX-FM

VICTORIA, TX
Jeff Pryor, President/General Manager
KAVU-TV KUNU-LPTV KVTX-LPTV
KXTS-LPTV KVCT-TV(2) KMOL-LPTV

YANKTON, SD
Bill Holst, Vice President/General Manager
WNAX-AM WNAX-FM

(1) Operated under a Shared Services Agreement
(2) Operated under a Time Brokerage Agreement

A LETTER FROM ED CHRISTIAN

"It was the best of times, it was the worst of times; it was the age of wisdom, it was the age of foolishness; it was the epoch of belief, it was the epoch of incredulity; it was the season of Light, it was the season of Darkness; it was the spring of hope, it was the winter of despair; we had everything before us, we had nothing before us; we were all going directly to Heaven, we were all going the other way."

Somehow, starting out with a classic quote from Charles Dickens seems appropriate for this year's letter to our shareholders. Much has been written in broadcast trade publications about the differences in operating and selling in major markets versus smaller markets. In today's economic climate, it is far more challenging to operate in larger markets, while our smaller markets continue to perform very well.

Quality has traditionally been the hallmark of good broadcasting. In major markets, however, the broadcast industry has become very transactional with little regard for quality. Selling in these markets has been reduced to sales rates, packaging stations, and value added promotions. In our smaller markets, we continue to do well because our sales are based on the relationships we have with our clients. We operate with the adage that, "If we don't deliver results, then we are not doing our job." We work hard to deliver and enjoy repeat business from clients who know that advertising on Saga stations delivers clients and sales results.

With this said, we are not wringing our hands and joining a Greek chorus shouting "woe, woe." We are working diligently to deliver the message to our fellow broadcasters that we must restore the pride in major markets and restore the professionalism in selling.

Walt Kelly, the creator of the comic strip "Pogo," had another quote that I want to share: "We have met the enemy and he is us."

We can't blame advertising agencies for taking advantage of us. Their job is to negotiate the best rates for their clients.

In fact, more national commercials were sold in 2007 than in 2006 (this from a report by Katz Media) but the dollar amount was less. Eventually our industry will realize that it cannot feast upon itself and, when that happens, we will return to a more rational sense of operations. Currently we are in the epic of incredulity.

Coupled with the above is the fact that we have an economy that is giving consumers pause. Historically our industry is more recession resistant than other media. Good businesses realize that, in soft times, choosing not to advertise is a self fulfilling prophecy of declining sales.

I have worked through difficult times before in my forty plus years in broadcasting. Every time, despite paradigm shifts and new technologies, radio and television have survived and continued to serve the public.

It is all about attitude. Trey Stafford, the President of our Triple FM radio group in Jonesboro, Arkansas, had a soft 2007. So far in 2008, he is setting a new record. I asked him why and his response was simple, "We tried a recession in Jonesboro in 2007 and didn't like it." At our five radio station group in Ithaca, New York, our market manager Susan Johnston was asked if she was seeing any signs of a recession there. She replied, "We never mention the word. We never discuss it. We only focus on ways of improving the businesses of our advertisers."

This attitude is prevalent throughout Saga and why our 2007 performance still gives us much to be proud of.

What we have going for us is first and foremost our localism. We touch lives. People depend on their local radio and TV stations. We have a public trust that we embrace. It is a simple formula -- do creative things to serve the local public and people will watch and listen. If they do, you can sell advertising with confidence and the assurance that it can and will work.

Last year we continued our commitment to all of the communities that we serve. In Des Moines, IA our station LITE 104.1 sponsored the Festival of Trees and Lights. Over 20,000 people attended raising over $400,000 in donations for the Blank Children's Hospital. Also in Des Moines, KIOA continued their work with the Shoes that

Fit program. The program provides shoes and clothing to children in need. Over the years, KIOA's involvement in this program has helped 28,800 children attend school with comfort and dignity.

Bob Washel, Executive Director of the Buncombe County Schools Foundation in Asheville, NC, writes, "I am writing this letter in support of the tremendous job Asheville Radio Group has done in support of our organization. I have made numerous requests of the station to donate airtime, prizes and employee time for our fundraising events. Each time that I asked I was met with a hardy 'No problem.' The best part is that the members of the stations are true to their word – a value that isn't necessarily the norm in today's society."

The Greater Keene Chamber of Commerce awarded our Monadnock Radio Group in Keene, NH their Business of the Year Award, "in recognition of the group's outstanding contributions to the economic strength, community health and social well-being of the Greater Keene Area."

In Milwaukee, Dave and Carol's Miracle Marathon raised $1.4 million for the second straight year for the Children's Hospital of Wisconsin. Additionally, our stations in Columbus, OH and Springfield, IL continued their efforts on behalf of their local children's hospitals raising $320,000 and $94,000, respectively.

Finally, Saga as a whole, in various efforts, collected over 650,000 pounds of food for their local food banks and feed the hungry programs.

Here now is a brief review of our financial performance for 2007. Net operating revenue increased 0.8% to $144.0 million and free cash flow increased 0.2% to $16.1 million. Excluding political revenue, net operating revenue increased 2.3% for the period. During the year we used $4 million of our free cash flow to pay down debt. Additionally, we bought back a little of our stock. Since inception of our buy back plan, we have repurchased a total of 2,041,540 shares of stock (as of February 14, 2008).

During 2007 we added several complementary stations. We closed on the addition of WIII FM serving Ithaca, NY and WCLZ FM, which is now our fourth FM in Portland, ME. We began broadcasting on WTMT FM in Asheville, NC adding it to our cluster of 2 AM and 1 FM stations. We continue to look for opportunities that are both rationally priced and additive to our strategic plan.

All of us at Saga continue to embrace quality radio and television. Although we are watching our expenses, gaining efficiencies, and continuing to reduce expenses where possible, we do not believe that we can markedly reduce our expenses without affecting performance. We have challenged our managers to be operationally efficient with their stations.

We take very seriously the challenges we face in our major markets. We are intensely focused on the Norfolk and Columbus markets and have developed strategies to advance their sales.

Yes, there are challenges. There are also opportunities. As a very conservatively financed company, we are poised to take advantage of those opportunities.

There are a lot of dynamics at work in both radio and television today. Local radio and television are the fiber of American towns. This will not change.

I am confident in the future of Saga. John Adams said it best, "Patience and perseverance have a magical effect before which difficulties disappear and obstacles vanish." This malaise too shall pass.

I have concluded my annual letter each year with the open invitation to any shareholder to visit and experience Saga first hand at any of our radio stations, TV stations, or radio networks. This year is no different. At the front of our annual report is a list of our local managers. Call them, learn from them, and see for yourself why Saga stands above the fray.



Ed Christian
President/Chairman and CEO

SELECTED FINANCIAL DATA

Years Ended December 31,
(In thousands except per share amount)

Operating Data:	2007 (1)(2)	2006 (1)(3)	2005 (1)(4)	2004 (1)(5)	2003 (1)(6)
Net Operating Revenue	$144,023	$ 142,946	$ 140,790	$ 134,644	$ 121,297
Station Operating Expense	106,302	104,396	104,411	94,914	86,083
Corporate General and Administrative	9,800	8,870	8,174	8,343	6,649
Other Operating Income	–	(312)	–	–	–
Impairment of Intangible Assets	–	–	1,168	–	–
Operating Income	27,921	29,992	27,037	31,387	28,565
Interest Expense	8,954	9,379	7,586	4,522	4,779
Net Income	$ 11,004	$ 12,448	$ 10,566	$ 15,842	$ 13,884
Basic Earnings Per Share	$ .55	$ .61	$ .52	$ .76	$ .67
Cash Dividends Declared Per Common Share	–	–	–	–	–
Weighted Average Common Shares	20,091	20,442	20,482	20,752	20,817
Diluted Earnings Per Share	$ .55	$ .61	$ .51	$ .75	$ .65
Weighted Average Common Shares and Common Equivalents	20,115	20,458	20,675	21,167	21,301

December 31,
(In thousands)

Balance Sheet Data:	2007 (1)(2)	2006 (1)(3)	2005 (1)(4)	2004 (1)(5)	2003 (1)(6)
Working Capital	$ 24,075	$ 21,617	$ 22,618	$ 21,778	$ 25,353
Net Property and Equipment	76,217	73,658	69,669	66,364	62,369
Net Intangible and Other Assets	220,045	210,044	205,434	176,166	161,112
Total Assets	337,644	322,641	318,865	280,154	262,343
Long-term Debt Including Current Portion	129,911	133,911	148,911	121,161	121,205
Stockholders' Equity	149,076	136,236	125,824	117,225	107,244

(1) All periods presented include the weighted average shares and common equivalents related to certain stock options.

(2) Reflects the results of WIII acquired in September 2007, and WCLZ acquired in November 2007.

(3) Reflects the results of WTMT, acquired in August 2006 and the results of a time brokerage agreement ("TBA") for WCNR which began in September 2006.

(4) Reflects the results of WINA, WWWV, WQMZ, WISE and KXTS-LP acquired in January 2005; WONY, WYXL, WNYY and WHCU acquired in June 2005; and WVAX acquired in November 2005.

(5) Reflects the results of Minnesota News Network and Minnesota Farm Network, acquired in March 2004; WRSI, WPVQ and WRSY acquired in April 2004; WXTT acquired in July 2004; and the disposition of WJQY in August 2004.

(6) Reflects the results of WOXL-AM, acquired in March 2003; WODB, acquired in March 2003 and the results of a time brokerage agreement ("TBA") for WODB which began in January 2003; the disposition of WVKO in May 2003 and the results of the buyer brokering time on WVKO under a TBA which began in January 2003; WSNI acquired in April 2003, and the results of a TBA for WSNI, which began in February 2003; the disposition of WLLM in April 2003; WJZA and WJZK acquired in October 2003; the results of a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement for KFJX, which began in October 2003; WVAE acquired in November 2003 and the results of a TBA for WVAE which began in August 2003; and WQEL and WBCO acquired in December 2003 and the results of a TBA for WQEL and WBCO which began in October 2003.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period for to

Commission file number 1-11588

SAGA COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-3042953**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
73 Kercheval Avenue Grosse Pointe Farms, Michigan	**48236**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (313) 886-7070

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Rule 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Aggregate market value of the Class A Common Stock and the Class B Common Stock (assuming conversion thereof into Class A Common Stock) held by nonaffiliates of the registrant, computed on the basis of $9.80 per share (the closing price of the Class A Common Stock on June 29, 2007 on the New York Stock Exchange): $174,361,463.

The number of shares of the registrant's Class A Common Stock, $.01 par value, and Class B Common Stock, $.01 par value, outstanding as of March 7, 2008 was 17,801,229 and 2,390,338, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2008 Annual Meeting of Stockholders (to be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year) are incorporated by reference in Part III hereof.

Saga Communications, Inc.
2007 Form 10-K Annual Report

Table of Contents

Forward-Looking Statements

Statements contained in this Form 10-K that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "estimates," "plans", "expects," and similar expressions are intended to identify forward-looking statements. These statements are made as of the date of this report or as otherwise indicated, based on current expectations. We undertake no obligation to update this information. A number of important factors could cause our actual results for 2008 and beyond to differ materially from those expressed in any forward-looking statements made by or on our behalf. Forward-looking statements are not guarantees of future performance as they involve a number of risks, uncertainties and assumptions that may prove to be incorrect and that may cause our actual results and experiences to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks, uncertainties and assumptions that may affect our performance, which are described in Item 1A of this report, include our financial leverage and debt service requirements, dependence on key personnel, dependence on key stations, U.S. and local economic conditions, our ability to successfully integrate acquired stations, regulatory requirements, new technologies, natural disasters and terrorist attacks. We cannot be sure that we will be able to anticipate or respond timely to changes in any of these factors, which could adversely affect the operating results in one or more fiscal quarters. Results of operations in any past period should not be considered, in and of itself, indicative of the results to be expected for future periods. Fluctuations in operating results may also result in fluctuations in the price of our stock.

PART I

Item 1. *Business*

We are a broadcast company primarily engaged in acquiring, developing and operating radio and television stations. As of December 31, 2007 we owned or operated ninety-one radio stations, five television stations, four low-power television stations and five radio information networks serving twenty-six markets throughout the United States. We actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. We review acquisition opportunities on an ongoing basis.

Recent Developments

Since January 1, 2007, we have entered into the following transactions regarding acquisitions, Time Brokerage Agreements ("TBAs"), and Local Marketing Agreements ("LMA's") for stations serving the markets indicated. The following are included in our results of operations for the year ended December 31, 2007:

- On November 1, 2007, we acquired an FM radio station (WCLZ-FM) serving the Portland, Maine market for approximately $3,555,000.
- On August 31, 2007, we acquired two radio stations (WKRT-AM and WIII-FM licensed to Cortland, New York, and an FM translator station that rebroadcasts WIII) serving the Ithaca, New York market for approximately $3,843,000. Due to FCC ownership rules we were not permitted to own WKRT-AM and as part of the transaction we donated WKRT-AM to a non-profit organization.
- On January 2, 2007, we acquired one FM radio station (WCNR-FM) serving the Charlottesville, Virginia market for $3,330,000. On September 1, 2006 we began providing programming under an LMA to WCNR-FM. We funded this acquisition on December 31, 2006.
- On January 16, 2007, we agreed to pay $50,000 to cancel a clause in our 2003 purchase agreement of WSNI-FM in the Winchendon, Massachusetts market that would require us to pay the seller an additional $500,000 if within five years of closing we obtained approval from the FCC for a city of license change.
- On January 2, 2007, in connection with the 2003 acquisition of one FM radio station (WJZA-FM) serving the Columbus, Ohio market, we paid an additional $850,000 to the seller upon obtaining approval from the FCC for a city of license change.

In addition, the following transactions were pending at December 31, 2007:

- On January 21, 2004, we entered into agreements to acquire an FM radio station (WOXL-FM) serving the Asheville, North Carolina market. On November 1, 2002 we began providing programming under a Sub-Time Brokerage Agreement to WOXL-FM, and on January 31, 2008 we closed on the acquisition for approximately $9,374,000.

For additional information with respect to these acquisitions and disposals, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.

Business

As of February 29, 2008, we owned and/or operated five television stations and four low-power television stations serving three markets, five radio information networks, and sixty-one FM and thirty AM radio stations serving twenty-three markets, including Columbus, Ohio; Norfolk, Virginia; Milwaukee, Wisconsin; Manchester, New Hampshire; Des Moines, Iowa; and Joplin, Missouri.

The following table sets forth information about our radio stations and the markets they serve as of February 29, 2008:

Station	Market (a)	2007 Market Ranking By Radio Revenue (b)	2007 Market Ranking by Radio Market (b)	Station Format	Fall 2007 Target Demographics Ranking (by Listeners) (c)	Target Demographics
FM:						
WSNY	Columbus, OH	31	37	Adult Contemporary	3	Women 25-54
WODB	Columbus, OH	31	37	Oldies	7(e)	Adults 45-64
WJZA	Columbus, OH	31	37	Smooth Jazz	15(e)(d)	Adults 35-54
WJZK	Columbus, OH	31	37	Smooth Jazz	15(e)(d)	Adults 35-54
WKLH	Milwaukee, WI	35	36	Classic Rock	3	Men 35-54
WHQG	Milwaukee, WI	35	36	Rock	1	Men 25-44
WJMR-FM	Milwaukee, WI	35	36	Urban Adult Contemporary	2	Women 25-54
WJZX	Milwaukee, WI	35	36	Smooth Jazz	17	Adults 35-54+
WNOR	Norfolk, VA	40	41	Rock	3	Men 18-49
WAFX	Norfolk, VA	40	41	Classic Rock	5	Men 35-54
KSTZ	Des Moines, IA	71	91	Hot Adult Contemporary	1	Women 25-44
KIOA	Des Moines, IA	71	91	Oldies	1	Adults 45-64
KAZR	Des Moines, IA	71	91	Rock	1	Men 18-34
KLTI	Des Moines, IA	71	91	Soft Adult Contemporary	2(e)	Women 35-54
WMGX	Portland, ME	99	167	Hot Adult Contemporary	1	Women 25-54
WYNZ	Portland, ME	99	167	Classic Hits	3(e)	Adults 45-64
WPOR	Portland, ME	99	167	Country	1(e)	Adults 35-64
WCLZ	Portland, ME	99	167	Adult Album Alternative	6	Adults 25-54
WAQY	Springfield, MA	112	86	Classic Rock	1	Men 35-54
WLZX	Springfield, MA	112	86	Rock	1	Men 18-34
WRSI	Northampton, MA	112	86	Progressive	9(e)(d)	Adults 35-54
WRSY	Brattleboro, VT	N/A	N/A	Progressive	9(e)(d)	Adults 35-54
WHAI	Greenfield, MA	N/A	N/A	Adult Contemporary	N/R	Women 25-54+
WPVQ	Greenfield, MA	N/A	N/A	Country	N/R	Adults 25-54
WZID	Manchester, NH	118	190	Adult Contemporary	1	Adults 25-54
WMLL	Manchester, NH	118	190	Classic Rock	3(e)	Men 35-54
WLRW	Champaign, IL	168	225	Hot Adult Contemporary	N/S	Women 25-44
WIXY	Champaign, IL	168	225	Country	N/S	Adults 25-54
WCFF	Champaign, IL	168	225	Variety Hits	N/S	Adults 35-54
WXTT	Champaign, IL	168	225	Rock	N/S	Men 18-49
WYMG	Springfield, IL	N/A	N/A	Classic Hits	N/R	Men 25-54
WQQL	Springfield, IL	N/A	N/A	Oldies	N/R	Adults 45-64
WDBR	Springfield, IL	N/A	N/A	Contemporary Hits	N/R	Women 18-34
WABZ	Springfield, IL	N/A	N/A	Variety Hits	N/R	Adults 25-54
WOXL	Asheville, NC	168	160	Classic Hits	N/S	Adults 35-64
WTMT	Asheville, NC	168	160	Rock	N/S	Men 18-49
WNAX	Sioux City IA	213	277	Country	N/S	Adults 35+
WWWV	Charlottesville, VA	208	233	Rock	N/S	Men 25-54
WQMZ	Charlottesville, VA	208	233	Adult Contemporary	N/S	Women 25-54
WCNR	Charlottesville, VA	208	233	Adult Album Alternative	N/S	Adults 18-49

(footnotes follow tables)

Station	Market (a)	2007 Market Ranking By Radio Revenue (b)	2007 Market Ranking by Radio Market (b)	Station Format	Fall 2007 Target Demographics Ranking (by Listeners) (c)	Target Demographics
KEGI	Jonesboro, AR	257	294	Classic Rock	2(e)(f)	Men 25-54
KDXY	Jonesboro, AR	257	294	Country	1(f)	Adults 25-54
KJBX.	Jonesboro, AR	257	294	Adult Contemporary	2(e)(f)	Women 25-54
WCVQ.	Clarksville, TN — Hopkinsville, KY	257	210	Hot Adult Contemporary	N/S	Women 25-54
WVVR.	Clarksville, TN — Hopkinsville, KY	257	210	Country	N/S	Adults 25-54
WZZP	Clarksville, TN — Hopkinsville, KY	257	210	Rock	N/S	Men 18-34
WEGI	Clarksville, TN — Hopkinsville, KY	257	210	Classic Hits	N/S	Adults 35-54
KISM.	Bellingham, WA	N/A	N/A	Classic Rock	N/R	Men 35-54
KAFE	Bellingham, WA	N/A	N/A	Adult Contemporary	N/R	Women 25-54
KICD.	Spencer, IA	N/A	N/A	Country	N/R	Adults 35+
KLLT.	Spencer, IA	N/A	N/A	Adult Contemporary	N/R	Women 25-54
KMIT.	Mitchell, SD	N/A	N/A	Country	N/R	Adults 35+
KUQL	Mitchell, SD	N/A	N/A	Classic Hits	N/R	Adults 45-64
WKVT	Brattleboro, VT	N/A	N/A	Classic Hits	N/R	Men 35-54
WKNE.	Keene, NH	N/A	N/A	Hot Adult Contemporary	N/R	Women 25-54
WSNI	Keene, NH	N/A	N/A	Adult Contemporary	N/R	Women 35-54
WINQ	Keene, NH	N/A	N/A	Country	N/R	Adults 35+
WQEL	Bucyrus, OH	N/A	N/A	Classic Hits	N/R	Men 25-54
WIII	Ithaca, NY	284	285	Rock	2(f)	Men 25-54
WQNY	Ithaca, NY	284	285	Country	1(f)	Adults 25-54+
WYXL	Ithaca, NY	284	285	Adult Contemporary	1(e)(f)	Women 25-54
AM:						
WJYI.	Milwaukee, WI	35	36	Contemporary Christian	N/R	Adults 18+
WJOI.	Norfolk, VA	40	41	Nostalgia	11(e)	Adults 45+
KRNT	Des Moines, IA	71	91	Nostalgia/Sports	5	Adults 45+
KPSZ.	Des Moines, IA	71	91	Contemporary Christian	N/R	Adults 18+
WGAN.	Portland, ME	99	167	News/Talk	1	Adults 35+
WZAN.	Portland, ME	99	167	News/Talk/Sports	14(e)	Men 25-54
WBAE	Portland, ME	99	167	Nostalgia	7(e)(d)	Adults 45+
WVAE	Portland, ME	99	167	Nostalgia/Sports	7(e)(d)	Adults 45+
WHMP.	Northampton, MA	112	86	News/Talk	5(d)	Adults 35+
WHNP	Springfield, MA	112	86	News/Talk	5(d)	Adults 35+
WHMQ	Greenfield, MA	N/A	N/A	News/Talk	5(d)	Adults 35+
WFEA	Manchester, NH	118	190	Adult Standards/Sports	2(e)	Adults 45+
WTAX	Springfield, IL	N/A	N/A	News/Talk	N/R	Adults 35+
WISE.	Asheville, NC	168	160	Sports/Talk	N/S	Men 18+
WYSE	Asheville, NC	168	160	Sports/Talk	N/S	Men 18+
WNAX.	Yankton, SD	213	277	News/Talk	N/S	Adults 35+
WINA	Charlottesville, VA	208	233	News/Talk	N/S	Adults 35+
WVAX.	Charlottesville, VA	208	233	News/Talk	N/A	Adults 35+
WJQI.	Clarksville, TN — Hopkinsville, KY	257	210	Southern Gospel	N/S	Adults 18+
WKFN.	Clarksville, TN — Hopkinsville, KY	257	210	Sports/Talk	N/S	Men 18+
KGMI	Bellingham, WA	N/A	N/A	News/Talk	N/A	Adults 35+

(footnotes follow tables)

Station	Market (a)	2007 Market Ranking By Radio Revenue (b)	2007 Market Ranking by Radio Market (b)	Station Format	Fall 2007 Target Demographics Ranking (by Listeners) (c)	Target Demographics
KPUG	Bellingham, WA	N/A	N/A	Sports/Talk	N/A	Men 18+
KBAI.......	Bellingham, WA	N/A	N/A	Progressive Talk	N/A	Adults 35+
KICD.......	Spencer, IA	N/A	N/A	News/Talk	N/A	Adults 35+
WKVT......	Brattleboro, VT	N/A	N/A	News/Talk	N/A	Adults 35+
WKBK......	Keene, NH	N/A	N/A	News/Talk	N/A	Adults 35+
WZBK......	Keene, NH	N/A	N/A	Nostalgia	N/A	Adults 45+
WBCO......	Bucyrus, OH	N/A	N/A	Adult Standards	N/A	Adults 45+
WNYY......	Ithaca, NY	284	285	Progressive Talk	4(e)(f)	Adults 35-54
WHCU......	Ithaca, NY	284	285	News/Talk	3(f)	Adults 35+

(a) Actual city of license may differ from metropolitan market actually served.

(b) Derived from Investing in Radio 2007 Market Report.

(c) Information derived from most recent available Arbitron Radio Market Report.

(d) Since stations are simulcast, ranking information pertains to the combined stations.

(e) Tied for position.

(f) Arbitron defines as a "Condensed Market", meaning ratings for Fall 2007 are a combination of Spring 2007 and Fall 2007 data.

N/A Information is currently not available.

N/R Station does not appear in Arbitron Radio Market Report.

N/S Station is a non-subscriber to the Arbitron Radio Market Report.

The following table sets forth information about our television stations and the markets they serve as of February 29, 2008:

Station	Market (a)	2007 Market Ranking by Number of TV Households (b)	Station Affiliate	Fall 2007 Station Ranking (by # of viewers) (b)
KOAM	Joplin, MO — Pittsburg, KS	145	CBS	1
KFJX(d)	Joplin, MO — Pittsburg, KS	145	FOX	4
WXVT	Greenwood — Greenville, MS	184	CBS	2
KAVU	Victoria, TX	204	ABC	1
KVCT(c)	Victoria, TX	204	FOX	3
KMOL-LP.....	Victoria, TX	204	NBC	4
KXTS-LP	Victoria, TX	204	MYTV	5
KUNU-LP.....	Victoria, TX	204	Univision	2
KVTX-LP	Victoria, TX	204	Telemundo	6

(a) Actual city of license may differ from metropolitan market actually served.

(b) Derived from Investing in Television Market Report 2007, based on A.C. Nielson ratings and data.

(c) Station operated under the terms of a TBA.

(d) Station operated under the terms of a Shared Services Agreement.

For purposes of business segment reporting, we have aligned operations with similar characteristics into two business segments: Radio and Television. The Radio segment includes twenty-three markets, which includes all ninety-one of our radio stations and five radio information networks. The Television segment includes three markets and consists of five television stations and four low power television ("LPTV") stations.

For more information regarding our reportable segments, see Note 13 to the consolidated financial statements, which is incorporated herein by reference.

Strategy

Our strategy is to operate top billing radio and television stations in mid-sized markets, which we define as markets ranked from 20 to 200 out of the markets summarized by Investing in Radio Market Report and Investing in Television Market Report.

Based on the most recent information available, 12 of our 30 FM radio stations that subscribe to independent ratings services were ranked number one (by number of listeners) in their target demographic markets, and 2 of our 9 television stations were ranked number one (by number of viewers), in their markets. Programming and marketing are key components in our strategy to achieve top ratings in both our radio and television operations. In many of our markets, the three or four most highly rated stations (radio and/or television) receive a disproportionately high share of the market's advertising revenues. As a result, a station's revenue is dependent upon its ability to maximize its number of listeners/viewers within an advertiser's given demographic parameters. In certain cases we use attributes other than specific market listener data for sales activities. In those markets where sufficient alternative data is available, we do not subscribe to an independent listener rating service.

The radio stations that we own and/or operate employ a variety of programming formats, including Classic Hits, Adult Contemporary, Classic Rock, News/Talk, Country and Classical. We regularly perform extensive market research, including music evaluations, focus groups and strategic vulnerability studies. Our stations also employ audience promotions to further develop and secure a loyal following.

The television stations that we own and/or operate are comprised of two CBS affiliates, one ABC affiliate, two Fox affiliates, one Univision affiliate, one NBC affiliate, one MYTV affiliate and one Telemundo affiliate. In addition to securing network programming, we carefully select available syndicated programming to maximize viewership. We also develop local programming, including a strong local news franchise in each of our television markets.

We concentrate on the development of strong decentralized local management, which is responsible for the day-to-day operations of the stations we own and/or operate. We compensate local management based on the station's financial performance, as well as other performance factors that are deemed to affect the long-term ability of the stations to achieve financial performance objectives. Corporate management is responsible for long-range planning, establishing policies and procedures, resource allocation and monitoring the activities of the stations.

We actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. Under the Telecommunications Act of 1996 (the "Telecommunications Act"), we are permitted to own as many as 8 radio stations in a single market. See "Federal Regulation of Radio and Television Broadcasting". We seek to acquire reasonably priced broadcast properties with significant growth potential that are located in markets with well-established and relatively stable economies. We often focus on local economies supported by a strong presence of state or federal government or one or more major universities. Future acquisitions will be subject to the availability of financing and compliance with the Communications Act of 1934 (the "Communications Act") and FCC rules. We review acquisition opportunities on an ongoing basis.

Advertising Sales

Our primary source of revenue is from the sale of advertising for broadcast on our stations. Depending on the format of a particular radio station, there are a predetermined number of advertisements broadcast each hour. The number of advertisements broadcast on our television stations may be limited by certain network affiliation and syndication agreements and, with respect to children's programs, federal regulation. We determine the number of advertisements broadcast hourly that can maximize a station's available revenue dollars without jeopardizing listening/viewing levels. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of the day, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. Any change in our revenue, with the exception of those instances where stations are acquired or sold, is generally the result of pricing adjustments, which are made to ensure that the station efficiently utilizes available inventory.

Advertising rates charged by radio and television stations are based primarily on a station's ability to attract audiences in the demographic groups targeted by advertisers, the number of stations in the market competing for the same demographic group, the supply of and demand for radio and television advertising time, and other qualitative factors including rates charged by competing radio and television stations within a given market. Radio rates are generally highest during morning and afternoon drive-time hours, while television advertising rates are generally higher during prime time evening viewing periods. Most advertising contracts are short-term, generally running for only a few weeks. This allows broadcasters the ability to modify advertising rates as dictated by changes in station ownership within a market, changes in listener/viewer ratings and changes in the business climate within a particular market.

Approximately $134,692,000 or 85% of our gross revenue for the year ended December 31, 2007 (approximately $134,567,000 or 85% in fiscal 2006 and approximately $131,401,000 or 84% in fiscal 2005) was generated from the sale of local advertising. Additional revenue is generated from the sale of national advertising, network compensation payments, barter and other miscellaneous transactions. In all of our markets, we attempt to maintain a local sales force that is generally larger than our competitors. The principal goal in our sales efforts is to develop long-standing customer relationships through frequent direct contacts, which we believe represents a competitive advantage. We also typically provide incentives to our sales staff to seek out new opportunities resulting in the establishment of new client relationships, as well as new sources of revenue, not directly associated with the sale of broadcast time.

Each of our stations also engage independent national sales representatives to assist us in obtaining national advertising revenues. These representatives obtain advertising through national advertising agencies and receive a commission from us based on our net revenue from the advertising obtained. Total gross revenue resulting from national advertising in fiscal 2007 was approximately $24,588,000 or 15% of our gross revenue (approximately $23,845,000 or 15% in fiscal 2006 and approximately $25,162,000 or 16% in fiscal 2005).

Competition

Both radio and television broadcasting are highly competitive businesses. Our stations compete for listeners/viewers and advertising revenues directly with other radio and/or television stations, as well as other media, within their markets. Our radio and television stations compete for listeners/viewers primarily on the basis of program content and by employing on-air talent which appeals to a particular demographic group. By building a strong listener/viewer base comprised of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach these listeners/viewers.

Other media, including broadcast television and/or radio (as applicable), cable television, newspapers, magazines, direct mail, the internet, coupons and billboard advertising, also compete with us for advertising revenues.

The radio and television broadcasting industries are also subject to competition from new media technologies, such as the delivery of audio programming by cable and satellite television systems, satellite radio systems, direct reception from satellites, and streaming of audio on the Internet. We cannot predict what effect, if any, any of these new technologies may have on us or the broadcasting industry.

Seasonality

Our revenue varies throughout the year. Advertising expenditures, our primary source of revenue, is generally lowest in the first quarter.

Employees

As of December 31, 2007, we had approximately 909 full-time employees and 410 part-time employees, none of whom are represented by unions. We believe that our relations with our employees are good.

We employ several high-profile personalities with large loyal audiences in their respective markets. We have entered into employment and non-competition agreements with our President and with most of our on-air personalities, as well as non-competition agreements with our commissioned sales representatives.

Available Information

You can find more information about us at our Internet website located at www.sagacommunications.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Federal Regulation of Radio and Television Broadcasting

Introduction. The ownership, operation and sale of radio and television stations, including those licensed to us, are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act. For additional information on the impact of FCC regulations and the introduction of new technologies on our operations, see "Forward Looking Statements; Risk Factors" below.

The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

License Renewal. Radio and television broadcasting licenses are granted for maximum terms of eight years, and are subject to renewal upon application to the FCC. Under its "two-step" renewal process, the FCC must grant a renewal application if it finds that during the preceding term the licensee has served the public interest, convenience and necessity, and there have been no serious violations of the Communications Act or the FCC's rules which, taken together, would constitute a pattern of abuse. If a renewal applicant fails to meet these standards, the FCC may either deny its application or grant the application on such terms and conditions as are appropriate, including renewal for less than the full 8-year term. In making the determination of whether to renew the license, the FCC may not consider whether the public interest would be served by the grant of a license to a person other than the renewal applicant. If the FCC, after notice and opportunity for a hearing, finds that the licensee has failed to meet the requirements for renewal and no mitigating factors justify the imposition of lesser sanctions, the FCC may issue an order denying the renewal application, and only thereafter may the FCC accept applications for a construction permit specifying the broadcasting facilities of the former licensee. Petitions may be filed to deny the renewal applications of our stations, but any such petitions must raise issues that would cause the FCC to deny a renewal application under the standards adopted in the "two-step" renewal process. We have filed applications to renew the Company's radio and television station licenses, as necessary, and we intend to timely file renewal applications, as required for the Company's stations. Under the Communications Act, if a broadcast station fails to transmit signals for any consecutive 12-month period, the FCC license expires at the end of that period, unless the FCC exercises its discretion to extend or reinstate the license "to promote equity and fairness." The FCC, to date, has refused to exercise such discretion.

The following table sets forth the market and broadcast power of each of our broadcast stations (or pending acquisitions) and the date on which each such station's FCC license expires:

Station	Market (1)	Power (Watts) (2)	Expiration Date of FCC Authorization
FM:			
WSNY	Columbus, OH	50,000	October 1, 2012
WODB	Columbus, OH	6,000	October 1, 2012
WJZA	Columbus, OH	6,000	October 1, 2012
WJZK	Columbus, OH	6,000	October 1, 2012
WQEL	Bucyrus, OH	3,000	October 1, 2012
WKLH	Milwaukee, WI	50,000	December 1, 2012
WHQG	Milwaukee, WI	50,000	December 1, 2012
WJZX	Milwaukee, WI	6,000	December 1, 2012
WJMR	Milwaukee, WI	6,000	December 1, 2012
WNOR	Norfolk, VA	50,000	October 1, 2011
WAFX	Norfolk, VA	100,000	October 1, 2011
KSTZ	Des Moines, IA	100,000	February 1, 2013
KIOA	Des Moines, IA	100,000	February 1, 2013
KAZR	Des Moines, IA	100,000	February 1, 2013
KLTI	Des Moines, IA	100,000	February 1, 2013
WMGX	Portland, ME	50,000	April 1, 2014
WYNZ	Portland, ME	25,000	April 1, 2014
WPOR	Portland, ME	50,000	April 1, 2014
WCLZ	Portland, ME	50,000	April 1, 2014
WLZX	Springfield, MA	6,000	April 1, 2014
WAQY	Springfield, MA	50,000	April 1, 2006(6)
WZID	Manchester, NH	50,000	April 1, 2014
WMLL	Manchester, NH	6,000	April 1, 2014
WYMG	Springfield, IL	50,000	December 1, 2012
WQQL	Springfield, IL	50,000	December 1, 2012
WDBR	Springfield, IL	50,000	December 1, 2012
WABZ	Springfield, IL	25,000	December 1, 2012
WLRW	Champaign, IL	50,000	December 1, 2012
WIXY	Champaign, IL	25,000	December 1, 2012
WCFF	Champaign, IL	25,000	December 1, 2012
WXTT	Champaign, IL	50,000	December 1, 2012
WNAX	Yankton, SD	100,000	April 1, 2013
KISM	Bellingham, WA	100,000	February 1, 2014
KAFE	Bellingham, WA	100,000	February 1, 2014
KICD	Spencer, IA	100,000	February 1, 2013
KLLT	Spencer, IA	25,000	February 1, 2013
WCVQ	Clarksville,TN/Hopkinsville, KY	100,000	August 1, 2012
WZZP	Clarksville,TN/Hopkinsville, KY	6,000	August 1, 2012
WVVR	Clarksville,TN/Hopkinsville, KY	100,000	August 1, 2012
WEGI	Clarksville,TN/Hopkinsville, KY	6,000	August 1, 2012
KMIT	Mitchell, SD	100,000	April 1, 2013
KUQL	Mitchell, SD	100,000	April 1, 2013
WHAI	Greenfield, MA	3,000	April 1, 2014

(footnotes follow tables)

Station	Market (1)	Power (Watts) (2)	Expiration Date of FCC Authorization
WKNE	Keene, NH	50,000	April 1, 2014
WRSI	Northampton, MA	3,000	April 1, 2014
WRSY	Brattleboro, VT	3,000	April 1, 2014
WPVQ	Greenfield, MA	3,000	April 1, 2014
WKVT	Brattleboro, VT	6,000	April 1, 2014
WSNI	Keene, NH	6,000	April 1, 2014
WINQ	Keene, NH	6,000	April 1, 2014
WOXL	Asheville, NC	25,000	December 1, 2011
WTMT	Asheville, NC	50,000	December 1, 2011
KEGI	Jonesboro, AR	50,000	June 1, 2004(6)
KDXY	Jonesboro, AR	25,000	June 1, 2012
KJBX	Jonesboro, AR	6,000	June 1, 2012
WWWV	Charlottesville, VA	50,000	October 1, 2011
WQMZ	Charlottesville, VA	6,000	October 1, 2011
WCNR	Charlottesville, VA	6,000	October 1, 2011
WYXL	Ithaca, NY	50,000	June 1, 2014
WQNY	Ithaca, NY	50,000	June 1, 2014
WIII	Ithaca, NY	50,000	June 1, 2014
AM:			
WJYI	Milwaukee, WI	1,000	December 1, 2012
WJOI	Norfolk, VA	1,000	October 1, 2011
KRNT	Des Moines, IA	5,000	February 1, 2013
KPSZ	Des Moines, IA	10,000	February 1, 2013
WGAN	Portland, ME	5,000	April 1, 2014
WZAN	Portland, ME	5,000	April 1, 2014
WBAE	Portland, ME	1,000	April 1, 2006(6)
WVAE	Portland, ME	1,000	April 1, 2014
WHNP	Springfield, MA	2,500(5)	April 1, 2014
WHMP	Northampton, MA	1,000	April 1, 2014
WFEA	Manchester, NH	5,000	April 1, 2014
WTAX	Springfield, IL	1,000	December 1, 2012
WNAX	Yankton, SD	5,000	April 1, 2013
KGMI	Bellingham, WA	5,000	February 1, 2014
KPUG	Bellingham, WA	10,000	February 1, 2014
KBAI	Bellingham, WA	1,000(5)	February 1, 2014
KICD	Spencer, IA	1,000	February 1, 2013
WJQI	Clarksville,TN/Hopkinsville, KY	1,000(5)	August 1, 2012
WKFN	Clarksville, TN	1,000(5)	August 1, 2012
WHMQ	Greenfield, MA	1,000	April 1, 2014
WKBK	Keene, NH	5,000	April 1, 2014
WZBK	Keene, NH	1,000(5)	April 1, 2014
WKVT	Brattleboro, VT	1,000	April 1, 2014
WISE	Asheville, NC	5,000(5)	December 1, 2011
WYSE	Asheville, NC	5,000(5)	December 1, 2011
WBCO	Bucyrus, OH	5,000(5)	October 1, 2012
WINA	Charlottesville, VA	5,000	October 1, 2011

(footnotes follow tables)

Station	Market (1)	Power (Watts) (2)	Expiration Date of FCC Authorization
WVAX	Charlottesville, VA	1,000	October 1, 2011
WHCU	Ithaca, NY	5,000(5)	June 1, 2014
WNYY	Ithaca, NY	5,000(5)	June 1, 2014
TV/Channel:			
KOAM (NTSC Ch 7 — DTV Ch 13)	Joplin, MO/Pittsburg, KS	NTSC 316,000 (vis), 61,600 (aur) DTV 6,000	June 1, 2006(6)
KAVU (NTSC Ch 25 — DTV Ch 15)	Victoria, TX	NTSC 1,298,000(vis), 129,800(aur) DTV 900,000	August 1, 2006(6)
KVCT(3) (NTSC Ch 19 — DTV Ch 11)	Victoria, TX	NTSC 155,000(vis), 15,500(aur) DTV 18,000	August 1, 2006(6)
KUNU-LP(4) (Ch 21)	Victoria, TX	1,000 (vis)	August 1, 2006(6)
KVTX-LP(4) (Ch 45)	Victoria, TX	1,000 (vis)	August 1, 2006(6)
KXTS-LP(4) (Ch 41)	Victoria, TX	1,000 (vis)	August 1, 2006(6)
KMOL-LP(4) (Ch 17)	Victoria, TX	50,000 (vis)	August 1, 2006(6)
WXVT (NTSC Ch 15 — DTV Ch 17)	Greenville, MS	NTSC 2,750,000(vis), 549,000(aur) DTV 5,000	June 1, 2005(6)

(1) Some stations are licensed to a different community located within the market that they serve.

(2) Some stations are licensed to operate with a combination of effective radiated power ("ERP") and antenna height, which may be different from, but provide equivalent coverage to, the power shown. The ERP of television stations is expressed in terms of visual ("vis") and aural ("aur") components. WYSE, WISE, KPSZ, KPUG, KGMI, KBAI, WZBK, WBCO, WJQI, WKFN, WNYY and WHCU operate with lower power at night than the power shown.

(3) We program this station pursuant to a TBA with the licensee of KVCT, Surtsey Media, LLC. See Note 10 of the Notes to Consolidated Financial Statements included with this Form 10-K for additional information on our relationship with Surtsey Media, LLC.

(4) KUNU-LP, KXTS-LP, KVTX-LP, and KMOL-LP are "low power" television stations that operate as "secondary" stations (i.e., if they conflict with the operations of a "full power" television station, the low power stations must change their facilities or terminate operations).

(5) Operates daytime only or with greatly reduced power at night.

(6) An application for renewal of license is pending before the FCC.

Ownership Matters. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with the Communications Act's limitations on alien ownership; compliance with various rules limiting common ownership of broadcast, cable and newspaper properties; and the "character" and other qualifications of the licensee and those persons holding "attributable or cognizable" interests therein.

Under the Communications Act, broadcast licenses may not be granted to any corporation having more than one-fifth of its issued and outstanding capital stock owned or voted by aliens (including non-U.S. corporations), foreign governments or their representatives (collectively, "Aliens"). The Communications Act also prohibits a corporation, without FCC waiver, from holding a broadcast license if that corporation is controlled, directly or indirectly, by another corporation in which more than 25% of the issued and outstanding capital stock is owned or voted by Aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. Since we serve as a holding company for our various radio station subsidiaries, we cannot have more than 25% of our stock owned or voted by Aliens.

The Communications Act and FCC rules also generally prohibit or restrict the common ownership, operation or control of a radio broadcast station and a television broadcast station serving the same geographic market. In its 2008 Quadrennial Regulatory Review, released February 4, 2008, the FCC adopted a presumption, in the top 20 Designated Market Areas ("DMAs"), that it is not inconsistent with the public interest for one entity to own a daily newspaper and a radio station or, under the following limited circumstances, a daily newspaper and a television station, if (1) the television station is not ranked among the top four stations in the DMA and (2) at least eight independent "major media voices" remain in the DMA. In all other instances, the FCC adopted a presumption that a newspaper/broadcast station combination would not be in the public interest, with two limited exceptions, and emphasized that the Commission is unlikely to approve such transactions. Taking into account these respective presumptions, in determining whether the grant of a transaction that would result in newspaper/broadcast cross-ownership is in the public interest, the Commission will consider the following factors: (1) whether the cross-ownership will increase the amount of local news disseminated through the affected media outlets in the combination; (2) whether each affected media outlet in the combination will exercise its own independent news judgment; (3) the level of concentration in the Nielsen DMA; and (4) the financial condition of the newspaper or broadcast outlet, and if the newspaper or broadcast station is in financial distress, the proposed owner's commitment to invest significantly in newsroom operations.

The FCC established criteria for obtaining a waiver of the rules to permit the ownership of two television stations in the same DMA that would not otherwise comply with the FCC's rules. Under certain circumstances, a television station may merge with a "failed" or "failing" station or an "unbuilt" station if strict criteria are satisfied. Additionally, the FCC now permits a party to own up to two television stations (if permitted under the modified TV duopoly rule) and up to six radio stations (if permitted under the local radio ownership rules), or one television station and up to seven radio stations, in any market where at least 20 independently owned media voices remain in the market after the combination is effected ("Qualifying Market"). The FCC will permit the common ownership of up to two television stations and four radio stations in any market where at least 10 independently owned media voices remain after the combination is effected. The FCC will permit the common ownership of up to two television stations and one radio station notwithstanding the number of voices in the market. The FCC also adopted rules that make television time brokerage agreements or TBA's count as if the brokered station were owned by the brokering station in making a determination of compliance with the FCC's multiple ownership rules. TBA's entered into before November 5, 1996, are grandfathered until the FCC announces a required termination date. As a result of the FCC's rules, we would not be permitted to acquire a television broadcast station (other than low power television) in a non-Qualifying Market in which we now own any television properties. The FCC revised its rules to permit a television station to affiliate with two or more major networks of television broadcast stations under certain conditions. (Major existing networks are still subject to the FCC's dual network ban).

We are permitted to own an unlimited number of radio stations on a nationwide basis (subject to the local ownership restrictions described below). We are permitted to own an unlimited number of television stations on a nationwide basis so long as the ownership of the stations would not result in an aggregate national audience reach (i.e., the total number of television households in the Arbitron Area of Dominant Influence ("ADI") markets in which the relevant stations are located divided by the total national television households as measured by ADI data at the time of a grant, transfer or assignment of a license) of 35%. This so-called "national television station ownership rule" was appealed to the court, and on February 21, 2002, the United States Court of Appeals for the District of Columbia Circuit remanded the rule to the FCC for further consideration and vacated outright a related rule that prohibited a cable television system from carrying the signal of any television station it owned in the same local market. As a result, on July 2, 2003, the FCC released a "Report and Order and Notice of Proposed Rulemaking" in MB Docket No. 02-277 that significantly modified the FCC's multiple ownership rules. The multiple ownership rules now permit opportunities for newspaper-broadcast combinations, as follows:

- In markets with three or fewer TV stations, no cross-ownership is permitted among TV, radio and newspapers. A company may obtain a waiver of that ban if it can show that the television station does not serve the area served by the cross-owned property (*i.e.* the radio station or the newspaper).
- In markets with between 4 and 8 TV stations, combinations are limited to one of the following:
  - (A) A daily newspaper; one TV station; and up to half of the radio station limit for that market (*i.e.* if the radio limit in the market is 6, the company can only own 3) OR
  - (B) A daily newspaper; and up to the radio station limit for that market; (*i.e.* no TV stations) OR
  - (C) Two TV stations (if permissible under local TV ownership rule); and up to the radio station limit for that market (*i.e.* no daily newspapers).
- In markets with nine or more TV stations, the FCC eliminated the newspaper-broadcast cross-ownership ban and the television-radio cross-ownership ban.

Under the rules, the number of radio stations one party may own in a local Arbitron-rated radio market is determined by the number of commercial and noncommercial radio stations in the market as determined by Arbitron and BIA Financial, Inc. Radio markets that are not Arbitron rated are determined by analysis of the broadcast coverage contours of the radio stations involved. Numerous parties, including the Company, have sought reconsideration of the new rules. In *Prometheus Radio v. FCC,* Case No. 03-3388, on September 3, 2003, the U.S. Court of Appeals for the Third Circuit granted a stay of the effective date of the FCC's new rules. On June 24, 2004, the court remanded the case to the FCC for the FCC to justify or modify its approach to setting numerical limits and for the FCC to reconsider or better explain its decision to repeal the failed station solicitation rule, and lifted its stay on the effect of the new radio multiple ownership rules. By *Further Notice of Proposed Rule Making (2006 Quadrennial Regulatory Review),* released July 24, 2006, the Commission solicited comments. The only changes made to the multiple ownership rules in the *2008 Quadrennial Regulatory Review,* were to the local television multiple ownership rule as noted above. The new rules could restrict the Company's ability to acquire additional radio and television stations in some markets and could require the Company to terminate its arrangements with Surtsey Media, LLC. The Court and FCC proceedings are ongoing and we cannot predict what action, if any, the Court may take or what action the FCC may take to further modify its rules. The statements herein are based solely on the FCC's multiple ownership rules in effect as of the date hereof and do not include any forward-looking statements concerning compliance with any future multiple ownership rules.

Under the Communications Act, we are permitted to own radio stations (without regard to the audience shares of the stations) based upon the number of radio stations in the relevant radio market as follows:

Number of Stations In Radio Market	Number of Stations We Can Own
14 or Fewer	Total of 5 stations, not more than 3 in the same service (AM or FM), except the Company cannot own more than 50% of the stations in the market.
15-29	Total of 6 stations, not more than 4 in the same service (AM or FM).
30-44	Total of 7 stations, not more than 4 in the same service (AM or FM).
45 or More	Total of 8 stations, not more than 5 in the same service (AM or FM).

The FCC has eliminated its previous scrutiny of some proposed acquisitions and mergers on antitrust grounds that was manifest in a policy of placing a "flag" soliciting public comment on concentration of control issues based on advertising revenue shares or other criteria, on the public notice announcing the acceptance of assignment and transfer applications. Notwithstanding this action, we cannot predict whether the FCC will adopt rules that would restrict our ability to acquire additional stations.

New rules to be promulgated under the Communications Act may permit us to own, operate, control or have a cognizable interest in additional radio broadcast stations if the FCC determines that such ownership, operation, control or cognizable interest will result in an increase in the number of radio stations in operation. No firm date has been established for initiation of this rule-making proceeding.

In April 2003, the FCC issued a Report and Order resolving a proceeding in which it sought comment on the procedures it should use to license "non-reserved" broadcast channels (i.e., those FM channels not specifically reserved for noncommercial use) in which both commercial and noncommercial educational ("NCE") entities have an interest. The FCC adopted a proposal to allow applicants for NCE stations to submit applications for non-reserved spectrum in a filing window, subject to being returned as unacceptable for filing if there is any mutually exclusive application for a commercial station, and to allow applicants for AM stations and secondary services a prior opportunity to resolve their mutually exclusive applications through settlements. Applicants for NCE stations in the full-power FM and TV services also have an opportunity to reserve channels at the allocation stage of the licensing process for use of those channels; however, this opportunity is not available to commercial applicants such as the Company.

The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 20% or more of such stock in the case of certain passive investors that are holding stock for investment purposes only) are generally attributable, as are positions of an officer or director of a corporate parent of a broadcast licensee. Currently, three of our officers and directors have an attributable interest or interests in companies applying for or licensed to operate broadcast stations other than us.

In 2001, the FCC revised its ownership attribution rules to (a) apply to limited liability companies and registered limited liability partnerships the same attribution rules that the FCC applies to limited partnerships; and (b) create a new equity/debt plus ("EDP") rule that attributes the other media interests of an otherwise passive investor if the investor is (1) a "major-market program supplier" that supplies over 15% of a station's total weekly broadcast programming hours, or (2) a same-market media entity subject to the FCC's multiple ownership rules (including broadcasters, cable operators and newspapers) so that its interest in a licensee or other media entity in that market will be attributed if that interest, aggregating both debt and equity holdings, exceeds 33% of the total asset value (equity plus debt) of the licensee or media entity. We could be prohibited from acquiring a financial interest in stations in markets where application of the EDP rule would result in us having an attributable interest in the stations. In reconsidering its rules, the FCC also eliminated the "single majority shareholder exemption" which provides that minority voting shares in a corporation where one shareholder controls a majority of the voting stock are not attributable; however, in December 2001 the FCC "suspended" the elimination of this exemption until the FCC resolved issues concerning cable television ownership.

In addition to the FCC's multiple ownership rules, the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and some state governments have the authority to examine proposed transactions for compliance with antitrust statutes and guidelines. The Antitrust Division has issued "civil investigative demands" and obtained consent decrees requiring the divestiture of stations in a particular market based on antitrust concerns.

Programming and Operation. The Communications Act requires broadcasters to serve the "public interest". Licensees are required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identification, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. The FCC now requires the owners of antenna supporting structures (towers) to register them with the FCC. As an owner of such towers, we are subject to the registration requirements. The Children's

Television Act of 1990 and the FCC's rules promulgated thereunder require television broadcasters to limit the amount of commercial matter which may be aired in children's programming to 10.5 minutes per hour on weekends and 12 minutes per hour on weekdays. The Children's Television Act and the FCC's rules also require each television licensee to serve, over the term of its license, the educational and informational needs of children through the licensee's programming (and to present at least three hours per week of "core" educational programming specifically designed to serve such needs). Licensees are required to publicize the availability of this programming and to file quarterly a report with the FCC on these programs and related matters. In its *Standardized and Enhanced Disclosure Requirements for Television Broadcast Licensee Public Interest Obligations,* released January 24, 2008, the Commission required television stations to file on a quarterly basis, a new "Standardized Television Disclosure" form setting forth in detail the average hours per week of programming devoted to, *inter alia,* high definition programs, national news, local news, local civic affairs, local electoral affairs, independently produced programs and public service announcements. The form must also be posted on the television station licensee's internet web site. It is possible that the FCC will use the data recorded on these forms to more stringently scrutinize licensees' applications for renewal of their licenses, but at this time, the Company cannot predict the impact, if any, this new form may have on its television stations.

Television stations are required to provide closed captioning for certain video programming according to a schedule that gradually increases the amount of video programming that must be provided with captions.

On January 24, 2008, the Commission released its *Report on Broadcast Localism and Notice of Proposed Rulemaking* in the Commission's proceeding on Broadcast Localism which requested comment on several proposed rule changes. Those changes include, *inter alia,* proposals to require each broadcast licensee to convene a permanent community advisory board that would meet at least quarterly; require each station to locate its main studio in its community of license; require each station to have personnel present and on duty at all times when the station is on the air; and establish license renewal processing guidelines concerning the amount of local programming aired during the preceding license term. If adopted, these proposals could significantly increase the amounts the Company would have to expend on regulatory compliance matters.

Equal Employment Opportunity Rules. Equal employment opportunity (EEO) rules and policies for broadcasters prohibit discrimination by broadcasters and multichannel video programming distributors. They also require broadcasters to provide notice of job vacancies and to undertake additional outreach measures, such as job fairs and scholarship programs. The rules mandate a "three prong" outreach program; i.e., Prong 1: widely disseminate information concerning each full-time (30 hours or more) job vacancy, except for vacancies filled in exigent circumstances; Prong 2: provide notice of each full-time job vacancy to recruitment organizations that have requested such notice; and Prong 3: complete two (for broadcast employment units with five to ten full-time employees or that are located in smaller markets) or four (for employment units with more than ten full-time employees located in larger markets) longer-term recruitment initiatives within a two-year period. These include, for example, job fairs, scholarship and internship programs, and other community events designed to inform the public as to employment opportunities in broadcasting. The rules mandate extensive record keeping and reporting requirements. The EEO rules are enforced through review at renewal time, at mid-term for larger broadcasters, and through random audits and targeted investigations resulting from information received as to possible violations. The FCC has not yet decided on whether and how to apply the EEO rule to part-time positions.

Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short" (less than the full eight-year) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

Time Brokerage Agreements. As is common in the industry, we have entered into what have commonly been referred to as Time Brokerage Agreements, or "TBA's". While these agreements may take varying forms, under a typical TBA, separately owned and licensed radio or television stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately-owned stations agree to function cooperatively in terms of programming, advertising sales, and other matters, subject to the licensee of each station maintaining independent control over the programming and station operations of its own station. One typical type of TBA is a programming agreement between two separately-owned radio or television stations serving a common service area, whereby the licensee of one station purchases substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. Such arrangements are an extension of the concept of time brokerage agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities which purchase the blocks of time and which sell their own commercial advertising announcements during the time periods in question.

The FCC's rules provide that a station purchasing (brokering) time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, under the rules, a broadcast station will not be permitted to enter into a time brokerage agreement giving it the right to purchase more than 15% of the broadcast time, on a weekly basis, of another local station that it could not own under the local ownership rules of the FCC's multiple ownership rules. The FCC's rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) whether it owns the stations or through a TBA arrangement, where the brokered and brokering stations serve substantially the same geographic area.

The FCC's multiple ownership rules count stations brokered under a joint sales agreement ("JSA") toward the brokering station's permissible ownership totals, as long as (1) the brokering entity owns or has an attributable interest in one or more stations in the local market, and (2) the joint advertising sales amount to more than 15% of the brokered station's advertising time per week. In a "Notice of Proposed Rulemaking" in MB Docket No. 04-256, released August 2, 2004, the FCC sought comment from the public on whether television JSAs should also be attributable to the brokering station. The latest ownership review commenced in 2006 and the FCC has not yet released a decision in the proceeding resolving the issue of whether to attribute JSAs. The FCC adopted rules that permit, under certain circumstances, the ownership of two or more television stations in a Qualifying Market and requires the termination of certain non-complying existing television TBA's. We currently have a television TBA in the Victoria, Texas market with Surtsey. Even though the Victoria market is not a Qualifying Market such that the duopoly would otherwise be permissible, as discussed above, we believe that the TBA is "grandfathered" under the FCC's rules and need not be terminated earlier than the date to be established in the ownership review proceeding. See "Ownership Matters" above.

On March 7, 2003 we entered into an agreement of understanding with Surtsey, whereby we have guaranteed up to $1,250,000 of the debt incurred by Surtsey in closing on the acquisition of a construction permit for KFJX-TV station in Pittsburg, Kansas. In consideration for our guarantee, Surtsey has entered into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement (not a TBA). Under the FCC's ownership rules, we are prohibited from owning or having an attributable or cognizable interest in this station. As noted above, if the FCC decides to attribute television JSA's, we would be required to terminate the Agreement for the Sale of Commercial Time.

Other FCC Requirements

The "V-Chip." The FCC adopted methodology that will be used to send program ratings information to consumer TV receivers (implementation of "V-Chip" legislation contained in the Communications Act). The FCC also adopted the TV Parental Guidelines, developed by the Industry Ratings Implementation Group, which apply to all broadcast television programming except for news and sports. As a part of the legislation, television station licensees are required to attach as an exhibit to their applications for license renewal a summary of written comments and suggestions received from the public and maintained by the licensee that comment on the licensee's programming characterized as violent.

Digital Television. The FCC's rules provide for the conversion by all U.S. television broadcasters to digital television ("DTV"), including build-out construction schedules, NTSC (current analog system) and DTV channel simulcasting, and the return of NTSC channels to the government. The FCC has attempted to provide DTV coverage areas that are comparable to the NTSC service areas. DTV licensees may use their DTV channels for a multiplicity of services such as high-definition television broadcasts, multiple standard definition television broadcasts, data, audio, and other services so long as the licensee provides at least one free video channel equal in quality to the current NTSC technical standard. Our television stations have begun providing DTV service on channels separate from their NTSC channels. Our television stations are required to cease broadcasting on the NTSC channels by February 17, 2009, and return the NTSC channels to the government to be auctioned. The Company has constructed full, authorized DTV facilities serving at least 80% of their analog population coverage. On August 4, 2004, the FCC adopted a Report and Order ("Order") that implements several steps necessary for the conversion to DTV. This Order commenced a process for electing the channels on which DTV stations will operate in the future. The company's television stations have timely filed with the FCC forms electing their preferred DTV channels. The Order also required broadcasters to include Program and System Information Protocol ("PSIP") information in their digital broadcast signals. The Order eliminated, for now, the requirement that analog and digital programs be simulcast for part of the time; clarified the digital closed captioning rules and mandated that, after an 18-month transition period, all digital television receivers contain V-Chip functionality that will permit the current TV ratings system to be modified.

The Deficit Reduction Act of 2005 has established February 17, 2009, as the date on which analog spectrum must be returned to the government to be auctioned. Under the Act, the FCC is authorized to extend the February 17, 2009, deadline if (1) one or more television stations affiliated with ABC, CBS, NBC, or Fox in a market are not broadcasting in DTV and the FCC determines that such stations have "exercised due diligence" in attempting to convert to DTV; or (2) less than 85% of the television households in the station's market subscribe to a multichannel video service that carries at least one DTV channel from each of the local stations in that market and less than 85% of the television households in the market can receive DTV signals off the air using either set-top converters for NTSC broadcasts or a new DTV set. (The Deficit Reduction Act of 2005 creates a program through which households in the United States may obtain coupons that can be applied toward the purchase of digital-to-analog converter boxes.) At present KOAM-TV is providing NTSC service on Channel 7 and DTV service on Channel 13. KAVU-TV is providing NTSC service on Channel 25 and DTV service on Channel 15. WXVT is providing NTSC operations on Channel 15 and DTV service on Channel 17. Brokered Station KVCT is providing NTSC service on Channel 19 and DTV service on Channel 11. KOAM-TV elected to use Channel 7 for DTV operations at the end of the digital transition and to make available to Surtsey the use of Channel 13 for KFJX-TV. The Company's and Surtsey's requests to implement this election are pending before the FCC. KAVU-TV elected to use Channel 15. WXVT elected to use Channel 15. KVCT elected to use Channel 11. We will timely file applications with the FCC for construction permits to authorize KOAM-TV to operate on Channel 7 for DTV and WXVT to operate on Channel 15 for DTV. On January 22, 2001, the FCC adopted rules on how the law requiring the carriage of television signals on local cable television systems should apply to DTV signals. The FCC decided that a DTV-only station could immediately assert its right to carriage on a local cable television system; however, the FCC decided that a television station may not assert a right to carriage of both its NTSC and DTV channels. On February 10, 2005, the FCC affirmed its conclusion. In October 2003, the FCC adopted rules requiring "plug and play" cable compatibility that will allow consumers to plug their cable directly into their digital TV set without the need for a set-top box. The FCC has adopted rules whereby television licensees are charged a fee of 5% of gross revenue derived from the offering of ancillary or supplementary services on DTV spectrum for which a subscription fee is charged. Licensees and "permittees" of DTV stations must file with the FCC a report by December 1 of each year describing such services. None of the Company's stations to date are offering ancillary or supplementary services on their DTV channels.

Low Power and Class A Television Stations. Currently, the service areas of low power television ("LPTV") stations are not protected. LPTV stations can be required to terminate their operations if they cause interference to full power stations. LPTV stations meeting certain criteria were permitted to certify to the FCC their eligibility to be reclassified as "Class A Television Stations" whose signal contours would be protected against interference from other stations. Stations deemed "Class A Stations" by the FCC would thus be protected from interference. We own four operating LPTV stations, KUNU-LP, KVTX-LP, KXTS-LP, and KMOL-LP, Victoria, Texas. None of the stations qualifies under the FCC's established criteria for Class A

Status. In its *Report on Broadcast Localism and Notice of Proposed Rule Making,* released January 24, 2008, the Commission tentatively concluded that it should allow additional qualified LPTV stations to be granted Class A status, and sought comment on this tentative conclusion. In January 2006, the FCC announced a filing window from May 1 through May 12, 2006, during which analog LPTV stations may apply for a digital companion channel or implement DTV operation on their existing analog channels. The Company's LPTV stations did not apply for a companion channel, and instead, intend to "flash-cut" to implement DTV operation on their existing analog channels.

The Cable Television Consumer Protection and Competition Act of 1992, among other matters, requires cable television system operators to carry the signals of local commercial and non-commercial television stations and certain low power television stations. Cable television operators and other multi-channel video programming distributors may not carry broadcast signals without, in certain circumstances, obtaining the transmitting station's consent. A local television broadcaster must make a choice every three years whether to proceed under the "must-carry" rules or waive the right to mandatory-uncompensated coverage and negotiate a grant of retransmission consent in exchange for consideration from the cable system operator. As noted above, such must-carry rights will extend to the new DTV signal to be broadcast by our stations, but will not extend simultaneously to the analog signal.

Low Power FM Radio. The FCC created a "low power radio service" ("LPFM") in which the FCC authorizes the construction and operation of two classes of noncommercial educational FM stations, LP100 (up to 100 watts effective radiated power ("ERP") with antenna height above average terrain ("HAAT") at up to 30 meters (100 feet) which is calculated to produce a service area radius of approximately 3.5 miles, and LP10 (up to 10 watts ERP and up to 30 meters HAAT) with a service area radius of approximately 1 to 2 miles. The FCC will not permit any broadcaster or other media entity subject to the FCC's ownership rules to control or hold an attributable interest in an LPFM station or enter into related operating agreements with an LPFM licensee. Thus, absent a waiver, we could not own or program an LPFM station. LPFM stations are allocated throughout the FM broadcast band, i.e., 88 to 108 MHz, although they must operate with a noncommercial format. The FCC has established allocation rules that require FM stations to be separated by specified distances to other stations on the same frequency, and stations on frequencies on the first, second and third channels adjacent to the center frequency. The FCC has granted construction permits and licenses for LPFM stations. On December 11, 2007, the FCC released its *Third Report and Order and Second Further Notice of Proposed Rulemaking* that modified some rules and sought comment on proposed rules. In its *Third Report and Order,* the FCC revised its rules to permit certain ownership changes, to extend on a showing of good cause up to 36 months the period in which a LPFM station must be constructed, to limit ownership of LPFM stations to one licensee each and to require LPFM operators to provide service to their local communities. The FCC also modified its application processing standards it will apply to full-service station modification applications where the modification would place an LPFM station at risk of displacement and no alternate channel is available. In such circumstances, the FCC will consider waiving the Commission's Rule making LPFM stations secondary to subsequently-authorized full-service stations and denying the modification application to protect an LPFM station that is demonstrably serving the need of the public from being required to cease operations. The FCC stated that where an LPFM station will be "displaced" by a full-power FM station and no alternative channel will be available, the Commission will generally favor grant of the full-service station modification application. However, the FCC applied a presumption that the public interest would be better served by a waiver of the FCC Rule making LPFM stations secondary to subsequently authorized full-service stations and the dismissal of an "encroaching" community of license reallotment application when the threatened LPFM station can demonstrate that it has regularly provided at least eight hours per day of locally originated programming, as that term is defined for the LPFM service. This presumption will apply only under certain specified conditions, but application of this rule could limit the Company's options in modifying its authorizations to serve different communities. In the *Second Further Notice of Proposed Rulemaking,* the FCC sought comment on technical rules that could potentially expand LPFM licensing opportunities; tentatively concluded that full service stations must provide technical and financial assistance to LPFM stations when implementation of a full service station facility proposal would cause interference to an LPFM station; tentatively concluded that the FCC should adopt a contour-based protection methodology to expand LPFM licensing opportunities; stated its intent to address the issues in the

FNPRM within 6 months, and that the next filing window for a non-tabled aural licensed service will be for LPFM only; and recommended to Congress that it remove the requirement that LPFM stations protect full-power stations operating on third adjacent channels. If adopted, these rule changes could possibly have an adverse effect on our FM stations, but we cannot predict at this time what specific adverse affect such rule changes might have.

Digital Audio Radio Satellite Service and Internet Radio. The FCC has adopted rules for the Digital Audio Radio Satellite Service ("DARS") in the 2310-2360 MHz frequency band. In adopting the rules, the FCC stated, "although healthy satellite DARS systems are likely to have some adverse impact on terrestrial radio audience size, revenues and profits, the record does not demonstrate that licensing satellite DARS would have such a strong adverse impact that it threatens the provision of local service." The FCC has granted two nationwide licenses, one to XM Satellite Radio, which began broadcasting in May 2001, and a second to Sirius Satellite Radio, which began broadcasting in February 2002. The satellite radio systems provide multiple channels of audio programming in exchange for the payment of a subscription fee and have filed an application with the FCC seeking its consent to the merger of the two DARS service providers. We cannot predict whether the proposed merger will be approved, or the extent to which, DARS will have an adverse impact on our business. In February 2005, Motorola, introduced a new "iRadio" receiver that will permit the reception of audio programming streamed over the internet (e.g., in automobiles) on portable receivers. We cannot predict whether, or the extent to which, such reception devices will have an adverse impact on our business.

Satellite Carriage of Local TV Stations. The Satellite Home Viewer Improvement Act ("SHVIA"), a copyright law, prevents direct-to-home satellite television carriers from retransmitting broadcast network television signals to consumers unless those consumers (1) are "unserved" by the over-the-air signals of their local network affiliate stations, and (2) have not received cable service in the preceding 90 days. According to the SHVIA, "unserved" means that a consumer cannot receive, using a conventional outdoor rooftop antenna, a television signal that is strong enough to provide an adequate television picture. In December 2001 the U.S. Court of Appeals for the District of Columbia upheld the FCC's rules for satellite carriage of local television stations which require satellite carriers to carry upon request all local TV broadcast stations in local markets in which the satellite carriers carry at least one TV broadcast station, also known as the "carry one, carry all" rule. In December 2004, Congress passed and the President signed the Satellite Home Viewer Extension and Reauthorization Act of 2004 ("SHVERA"), which again amends the copyright laws and the Communications Act. The SHVIA governs the manner in which satellite carriers offer local broadcast programming to subscribers, but the SHVIA copyright license for satellite carriers was more limited than the statutory copyright license for cable operators. Specifically, for satellite purposes, "local," though out-of-market (*i.e.*, "significantly viewed") signals were treated the same as truly "distant" (*e.g.*, hundreds of miles away) signals for purposes of the SHVIA's statutory copyright licenses. The SHVERA is intended to address this inconsistency by giving satellite carriers the option to offer Commission-determined "significantly viewed" signals to subscribers. In November, 2005, the FCC adopted a *Report and Order* to implement SHVERA to enable satellite carriers to offer FCC-determined "significantly viewed" signals of out-of-market broadcast stations to subscribers subject to certain constraints set forth in SHVERA. The *Order* includes an updated list of stations currently deemed significantly viewed.

In-Band On-Channel "Hybrid Digital" Radio. On May 31, 2007, the FCC released its *Second Report and Order, First Order on Reconsideration and Second Further Notice of Proposed Rulemaking (Digital Audio Broadcasting Systems)* that adopted rules permitting radio stations to broadcast using in-band, on-channel (IBOC) as the technology that will allows AM and FM stations to operate using the IBOC systems developed by iBiquity Digital Corporation. This technology has become commonly known as "hybrid digital" or HD radio. Stations broadcast the same main channel program material in both analog and digital modes. IBOC technology permits "hybrid" operations, the simultaneous transmission of analog and digital signals with a single AM and FM channel. IBOC technology provides near CD-quality sound on FM channels and FM quality on AM channels. Hybrid IBOC operations will have minimal impact on the present broadcast service. At the present time, we are broadcasting in HD radio on 31 stations and we continue to convert stations to HD radio on an ongoing basis.

Use of FM Translators by AM Stations. FM translator stations are relatively low power stations that rebroadcast the programs of full-power FM stations on a secondary basis, meaning they must terminate or modify their operation if they cause interference to a full-power station. The FCC has proposed to permit AM stations to be rebroadcast on FM translator stations in order to improve reception of programs broadcast by AM stations. In the interim, the FCC has granted several requests for special temporary authority to rebroadcast AM stations on FM translators. The Company has filed such requests, but none have, so far, been granted. If the rules are modified to permit regular use of FM translators by AM stations, the Company intends to use some of its existing FM translators in connection with some of its AM stations.

Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Federal Trade Commission and the Department of Justice, the federal agencies responsible for enforcing the federal antitrust laws, may investigate certain acquisitions. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, an acquisition meeting certain size thresholds requires the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. Any decision by the Federal Trade Commission or the Department of Justice to challenge a proposed acquisition could affect our ability to consummate the acquisition or to consummate it on the proposed terms.

Proposed Changes. The FCC has under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect us and the operation and ownership of our broadcast properties. Application processing rules adopted by the FCC might require us to apply for facilities modifications to our standard broadcast stations in future "window" periods for filing applications or result in the stations being "locked in" with their present facilities. The Balanced Budget Act of 1997 authorizes the FCC to use auctions for the allocation of radio broadcast spectrum frequencies for commercial use. The implementation of this law could require us to bid for the use of certain frequencies.

Congress, the courts and the FCC have recently taken actions that may lead to the provision of video services by telephone companies. The 1996 Telecommunications Act has lifted previous restrictions on a local telephone company providing video programming directly to customers within the telephone company's service areas. The law now permits a telephone company to distribute video services either under the rules applicable to cable television systems or as operators of so-called "wireless cable" systems as common carriers or under new FCC rules regulating "open video systems" subject to common carrier regulations. We cannot predict what effect these services may have on us. Likewise, we cannot predict what other changes might be considered in the future, nor can we judge in advance what impact, if any, such changes might have on our business.

Executive Officers

Our current executive officers are:

Name	Age	Position
Edward K. Christian	63	President, Chief Executive Officer and Chairman; Director
Steven J. Goldstein	51	Executive Vice President and Group Program Director
Warren S. Lada	53	Senior Vice President, Operations
Samuel D. Bush	50	Senior Vice President, Chief Financial Officer and Treasurer
Marcia K. Lobaito	59	Senior Vice President, Corporate Secretary, and Director of Business Affairs
Catherine A. Bobinski	48	Vice President, Chief Accounting Officer and Corporate Controller

Officers are elected annually by our Board of Directors and serve at the discretion of the Board. Set forth below is information with respect to our executive officers.

Mr. Christian has been President, Chief Executive Officer and Chairman since our inception in 1986.

Mr. Goldstein has been Executive Vice President and Group Program Director since 1988. Mr. Goldstein has been employed by us since our inception in 1986.

Mr. Lada has been Senior Vice President, Operations since 2000. He was Vice President, Operations from 1997 to 2000. From 1992 to 1997 he was Regional Vice President of our subsidiary, Saga Communications of New England, Inc.

Mr. Bush has been Senior Vice President since 2002, Chief Financial Officer and Treasurer since September 1997. He was Vice President from 1997 to 2002. From 1988 to 1997 he held various positions with the Media Finance Group at AT&T Capital Corporation, including senior vice president.

Ms. Lobaito has been Senior Vice President since 2005, Director of Business Affairs and Corporate Secretary since our inception in 1986 and Vice President from 1996 to 2005.

Ms. Bobinski has been Vice President since March 1999 and Chief Accounting Officer and Corporate Controller since September 1991. Ms. Bobinski is a certified public accountant.

Item 1A. *Risk Factors*

The more prominent risks and uncertainties inherent in our business are described in more detail below. However, these are not the only risks and uncertainties we face. Our business may face additional risks and uncertainties that are unknown to us at this time.

We Have Substantial Indebtedness and Debt Service Requirements

At December 31, 2007 our long-term debt (including the current portion thereof and our guarantee of debt of Surtsey Productions) was approximately $129,911,000. We have borrowed and expect to continue to borrow to finance acquisitions and for other corporate purposes. Because of our substantial indebtedness, a significant portion of our cash flow from operations is required for debt service. Our leverage could make us vulnerable to an increase in interest rates, a downturn in our operating performance or a decline in general economic conditions. On March 31, 2008, the Revolving Commitments (as defined in the Credit Agreement) will be permanently reduced quarterly in amounts ranging from 3.125% to 12.5% of the total Revolving Commitments in effect on March 31, 2008. Any outstanding balance under the Credit Agreement will be due on the maturity date of July 29, 2012. In addition, the Revolving Commitments shall be further reduced by specified percentages of Excess Cash Flow (as defined in the Credit Agreement) based on leverage ratios. We believe that cash flow from operations will be sufficient to meet our debt service requirements for interest and scheduled quarterly payments of principal under the Credit Agreement. However, if such cash flow is not sufficient, we may be required to sell additional equity securities, refinance our obligations or dispose of one or more of our properties in order to make such scheduled payments. We cannot be sure that we would be able to effect any such transactions on favorable terms, if at all.

Our Debt Covenants Restrict our Financial and Operational Flexibility

Our Credit Agreement contains a number of financial covenants which, among other things, require us to maintain specified financial ratios and impose certain limitations on us with respect to investment, additional indebtedness, dividends, distributions, guarantees, liens and encumbrances. Our ability to meet these financial ratios can be affected by operating performance or other events beyond our control, and we cannot assure you that we will meet those ratios. Certain events of default under our Credit Agreement could allow the lenders to declare all amounts outstanding to be immediately due and payable and, therefore, could have a material adverse effect on our business. Our indebtedness under the Credit Agreement is secured by a first priority lien on substantially all of our assets and of our subsidiaries, by a pledge of our subsidiaries' stock and by a guarantee of our subsidiaries. If the amounts outstanding under the Credit Agreement were accelerated, the lenders could proceed against such available collateral.

We Depend on Key Personnel

Our business is partially dependent upon the performance of certain key individuals, particularly Edward K. Christian, our President and CEO. Although we have entered into employment and non-competition agreements with Mr. Christian, which terminate on March 31, 2014, and certain other key personnel, including on-air personalities, we cannot be sure that such key personnel will remain with us. We do not maintain key man life insurance on Mr. Christian's life. We can give no assurance that all or any of these employees will remain with us or will retain their audiences. Many of our key employees are at-will employees who are under no legal obligation to remain with us. Our competitors may choose to extend offers to any of these individuals on terms which we may be unwilling to meet. In addition, any or all of our key employees may decide to leave for a variety of personal or other reasons beyond our control. Furthermore, the popularity and audience loyalty of our key on-air personalities is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond our control and could limit our ability to generate revenues.

We Depend on Key Stations

Historically our top six markets when combined represented 47%, 48% and 49% of our net operating revenue for the years ended December 31, 2007, 2006 and 2005, respectively.

Local and National Economic Conditions May Affect our Advertising Revenue

Our financial results are dependent primarily on our ability to generate advertising revenue through rates charged to advertisers. The advertising rates a station is able to charge is affected by many factors, including the general strength of the local and national economies. Generally, advertising declines during periods of economic recession or downturns in the economy. As a result, our revenue is likely to be adversely affected during such periods, whether they occur on a national level or in the geographic markets in which we operate. During such periods we may also be required to reduce our advertising rates in order to attract available advertisers. Such a decline in advertising rates could also have a material adverse effect on our revenue, results of operations and financial condition.

Our Stations Must Compete for Advertising Revenues in Their Respective Markets

Both radio and television broadcasting are highly competitive businesses. Our stations compete for listeners/viewers and advertising revenues within their respective markets directly with other radio and/or television stations, as well as with other media, such as broadcast television and/or radio (as applicable), cable television and/or radio, satellite television and/or satellite radio systems, newspapers, magazines, direct mail, the internet, coupons and billboard advertising. Audience ratings and market shares are subject to change, and any change in a particular market could have a material adverse effect on the revenue of our stations located in that market. While we already compete in some of our markets with other stations with similar programming formats, if another radio station in a market were to convert its programming format to a format similar to one of our stations, if a new station were to adopt a comparable format or if an existing competitor were to strengthen its operations, our stations could experience a reduction in ratings and/or advertising revenue and could incur increased promotional and other expenses. Other radio or television broadcasting companies may enter into the markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. We cannot assure you that any of our stations will be able to maintain or increase their current audience ratings and advertising revenues.

Our Success Depends on our Ability to Identify, Consummate and Integrate Acquired Stations

As part of our strategy, we have pursued and intend to continue to pursue acquisitions of additional radio and television stations. Broadcasting is a rapidly consolidating industry, with many companies seeking to consummate acquisitions and increase their market share. In this environment, we compete and will continue to compete with many other buyers for the acquisition of radio and television stations. Some of those competitors may be able to outbid us for acquisitions because they have greater financial resources. As a result of these and other factors, our ability to identify and consummate future acquisitions is uncertain.

Our consummation of all future acquisitions is subject to various conditions, including FCC and other regulatory approvals. The FCC must approve any transfer of control or assignment of broadcast licenses. In addition, acquisitions may encounter intense scrutiny under federal and state antitrust laws. Our future acquisitions may be subject to notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and to a waiting period and possible review by the Department of Justice and the Federal Trade Commission. Any delays, injunctions, conditions or modifications by any of these federal agencies could have a negative effect on us and result in the abandonment of all or part of attractive acquisition opportunities. We cannot predict whether we will be successful in identifying future acquisition opportunities or what the consequences will be of any acquisitions.

Certain of our acquisitions may prove unprofitable and fail to generate anticipated cash flows. In addition, the success of any completed acquisition will depend on our ability to effectively integrate the acquired stations. The process of integrating acquired stations may involve numerous risks, including difficulties in the assimilation of operations, the diversion of management's attention from other business concerns, risk of entering new markets, and the potential loss of key employees of the acquired stations.

Our Business is Subject to Extensive Federal Regulation

The broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC of transfers, assignments and renewals of broadcasting licenses, limits the number of broadcasting properties that may be acquired within a specific market, and regulates programming and operations. For a detail description of the material regulations applicable to our business, see "Federal Regulation of Radio and Television Broadcasting" and "Other FCC Requirements" in Item 1 of this Form 10-K. Failure to comply with these regulations could, under certain circumstances and among other things, result in the denial or revocation of FCC licenses, shortened license renewal terms, monetary fines or other penalties which would adversely affect our profitability. Changes in ownership requirements could limit our ability to own or acquire stations in certain markets.

New Technologies May Affect our Broadcasting Operations

The FCC has and is considering ways to introduce new technologies to the broadcasting industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasters. We are unable to predict the effect such technologies may have on our broadcasting operations. The capital expenditures necessary to implement such technologies could be substantial. We also face risks in implementing the conversion of our television stations to digital television as required by the FCC. We have and will continue to incur considerable expense in the conversion to digital television and are unable to predict the extent or timing of consumer demand for any such digital television services. Moreover, the FCC may impose additional public service obligations on television broadcasters in return for their use of the digital television spectrum. This could add to our operational costs. One issue yet to be resolved is the extent to which cable systems will be required to carry broadcasters' new digital channels. Our television stations are highly dependent on their carriage by cable systems in the areas they serve. FCC rules that impose no or limited obligations on cable systems to carry the digital television signals of television broadcast stations in their local markets could adversely affect our television operations.

The Company is Controlled by our President, Chief Executive Officer and Chairman

As of February 29, 2008, Edward K. Christian, our President, Chief Executive Officer and Chairman, holds approximately 57% of the combined voting power of our Common Stock (not including options to acquire Class B Common Stock and based on Class B shares generally entitled to ten votes per share). As a result, Mr. Christian generally is able to control the vote on most matters submitted to the vote of stockholders and, therefore, is able to direct our management and policies, except with respect to (i) the election of the two Class A directors, (ii) those matters where the shares of our Class B Common Stock are only entitled to one vote per share, and (iii) other matters requiring a class vote under the provisions of our certificate of incorporation, bylaws or applicable law. For a description of the voting rights of our Common Stock, see Note 11 of the Notes to Consolidated Financial Statements included with this Form 10-K. Without the approval of Mr. Christian, we will be unable to consummate transactions involving an actual or potential change of control, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate headquarters is located in Grosse Pointe Farms, Michigan. The types of properties required to support each of our stations include offices, studios, and transmitter and antenna sites. A station's studios are generally housed with its offices in business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage for our stations broadcast signals.

As of December 31, 2007 the studios and offices of 27 of our 32 operating locations, including our corporate headquarters in Michigan, are located in facilities we own. The remaining studios and offices are located in leased facilities with lease terms that expire in 6 months to 6 years. We own or lease our transmitter and antenna sites, with lease terms that expire in 2 months to 82 years. We do not anticipate any difficulties in renewing those leases that expire within the next five years or in leasing other space, if required.

No one property is material to our overall operations. We believe that our properties are in good condition and suitable for our operations.

We own substantially all of the equipment used in our broadcasting business.

Our bank indebtedness is secured by a first priority lien on all of our assets and those of our subsidiaries.

Item 3. *Legal Proceedings*

We currently and from time to time are involved in litigation incidental to the conduct of our business. We are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on our financial position, cash flows or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our Class A Common Stock trades on the New York Stock Exchange. There is no public trading market for our Class B Common Stock. The following table sets forth the high and low sales prices of the Class A Common Stock as reported by the New York Stock Exchange for the calendar quarters indicated:

Year	High	Low
2006:		
First Quarter	$11.18	$8.88
Second Quarter	$10.40	$8.40
Third Quarter	$ 9.21	$7.15
Fourth Quarter	$10.13	$7.55
2007:		
First Quarter	$10.22	$9.22
Second Quarter	$10.29	$8.95
Third Quarter	$10.09	$6.51
Fourth Quarter	$ 8.50	$4.21

The closing price for the Company's Class A Common Stock on February 29, 2008 as reported by the New York Stock Exchange was $5.82. As of February 29, 2008, there were approximately 145 holders of record of our Class A Common Stock, and one holder of our Class B Common Stock.

We have not paid any cash dividends on our Common Stock during the two most recent fiscal years. We are prohibited by the terms of our bank loan agreement from paying dividends on our Common Stock without the banks' prior consent. See Item 7. Management's Discussion and Analysis of Financial Position and Results of Operations — Liquidity and Capital Resources and Note 4 of the Notes to Consolidated Financial Statements.

Securities Authorized for Issuance Under Equity Compensation Plan Information

The following table sets forth as of December 31, 2007, the number of securities outstanding under our equity compensation plans, the weighted average exercise price of such securities and the number of securities available for grant under these plans:

Plan Category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Column (a))
Equity Compensation Plans Approved by Stockholders:			
Employee Stock Purchase Plan	—	$ —	1,395,717
1992 Stock Option Plan	1,536,072	$13.312	—
2003 Stock Option Plan	207,900	$19.260	—
2005 Incentive Compensation Plan	1,102;852(1)	$10.558(2)	1,348,116
1997 Non-Employee Director Stock Option Plan	23,080	$ .009	—
Equity Compensation Plans Not Approved by Stockholders:			
None	—		—
Total	2,869,904		2,743,833

(1) Includes 164,072 shares of restricted stock;

(2) Weighted-Average Exercise Price of Outstanding Options.

Recent Sales of Unregistered Securities

On June 1, 2005, we issued a total of 188,123 shares of our Class A Common Stock to Manley H. Thaler, Trustee. In connection with our acquisition of two FM and two AM radio stations (WQNY-FM, WYXL-FM, WNYY-AM and WHCU-AM) serving the Ithaca, New York market for a total aggregate cash and stock consideration of approximately $13,610,000.

Effective January 1, 2005, we issued 116,686 shares of our Class A Common Stock to Eure Communications, Inc. in connection with our acquisition of an AM (WINA-AM) and two FM (WWWV-FM and WQMZ-FM) radio stations serving the Charlottesville, Virginia market for total aggregate cash and stock consideration of approximately $22,490,000.

We relied upon Section 4(2) of the Securities Act of 1933 in connection with the issuance of these securities.

Issuer Purchases of Equity Securities

In January 2008, our board of directors authorized an increase to our Stock Buy-Back Program so that we may purchase a total of $60,000,000 of our Class A Common Stock. From the inception of the Stock Buy-Back program in 1998 through December 31, 2007, we have repurchased 1,907,210 shares of our Class A Common Stock for approximately $26,252,000. During the year ended December 31, 2007 we repurchased an aggregate of 12,821 shares for approximately $126,000. There we no repurchases of our equity securities during the quarter ended December 31, 2007.

Performance Graph

COMMON STOCK PERFORMANCE

Set forth below is a line graph comparing the cumulative total stockholder return for the years ended December 31, 2002, 2003, 2004, 2005, 2006 and 2007 of our Class A Common Stock against the cumulative total return of the NYSE Stock Market (US Companies) and a Peer Group selected by us consisting of the following radio and/or television broadcast companies: Arbitron Inc., Beasley Broadcast Group Inc., CBS Corp. Citadel Broadcasting Corp., Clear Channel Communications Inc., Cox Radio Inc., Cumulus Media Inc., Walt Disney Co., Emmis Communications Corp., Entercom Communications Corp., Entravision Communications Corp., Fisher Communications Inc., Interep National Radio Sales Inc., Journal Communications Inc., Radio One Inc., Regent Communications Inc., Saga Communications Inc., Salem Communications Corp., Sirius Satellite Radio Inc., Spanish Broadcasting System Inc, Westwood One Inc. and XM Satellite Radio Holdings Inc. The graph and table assume that $100 was invested on December 31, 2002, in each of our Class A Common Stock, the NYSE Stock Market (US Companies) and the Peer Group and that all dividends were reinvested. *The information contained in this graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.*

Comparison of Five-Year Cumulative Total Returns



$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
190.1
139.8
31.0

Legend

Symbol	CRSP Total Returns Index for:	12/2002	12/2003	12/2004	12/2005	12/2006	12/2007
■	Saga Communications, Inc.	100.0	97.5	88.7	57.2	50.6	31.0
*	NYSE Stock Market (US Companies)	100.0	127.6	144.4	154.8	182.0	190.1
▲	Self-Determined Peer Group	100.0	138.9	147.1	128.7	149.1	139.8

The comparisons in the above table are required by the SEC. This table is not intended to forecast or to be indicative of any future return of our Class A Common Stock.

Item 6. *Selected Financial Data*

	Years Ended December 31,				
	2007(1)(2)	2006(1)(3)	2005(1)(4)	2004(1)(5)	2003(1)(6)
	(In thousands except per share amounts)				
OPERATING DATA:					
Net Operating Revenue	$144,023	$142,946	$140,790	$134,644	$121,297
Station Operating Expense	106,302	104,396	104,411	94,914	86,083
Corporate General and Administrative	9,800	8,870	8,174	8,343	6,649
Other Operating Income	—	(312)	—	—	—
Impairment of Intangible Assets	—	—	1,168	—	—
Operating Income	27,921	29,992	27,037	31,387	28,565
Interest Expense	8,954	9,379	7,586	4,522	4,779
Net Income	$ 11,004	$ 12,448	$ 10,566	$ 15,842	$ 13,884
Basic Earnings Per Share	$ .55	$ .61	$ .52	$ .76	$ .67
Cash Dividends Declared Per Common Share	—	—	—	—	—
Weighted Average Common Shares	20,091	20,442	20,482	20,752	20,817
Diluted Earnings Per Share	$ .55	$ .61	$ .51	$ .75	$ .65
Weighted Average Common Shares and Common Equivalents	20,115	20,458	20,675	21,167	21,301

	December 31,				
	2007(1)(2)	2006(1)(3)	2005(1)(4)	2004(1)(5)	2003(1)(6)
	(In thousands)				
BALANCE SHEET DATA:					
Working Capital	$ 24,075	$ 21,617	$ 22,618	$ 21,778	$ 25,353
Net Property and Equipment	76,217	73,658	69,669	66,364	62,369
Net Intangible and Other Assets	220,045	210,044	205,434	176,166	161,112
Total Assets	337,644	322,641	318,865	280,154	262,343
Long-term Debt Including Current Portion	129,911	133,911	148,911	121,161	121,205
Stockholders' Equity	149,076	136,236	125,824	117,225	107,244

(1) All periods presented include the weighted average shares and common equivalents related to certain stock options.

(2) Reflects the results of WIII acquired in September 2007, and WCLZ acquired in November 2007.

(3) Reflects the results of WTMT, acquired in August 2006 and the results of a time brokerage agreement ("TBA") for WCNR which began in September 2006.

(4) Reflects the results of WINA, WWWV, WQMZ, WISE and KXTS-LP acquired in January 2005; WQNY, WYXL, WNYY and WHCU acquired in June 2005; and WVAX acquired in November 2005.

(5) Reflects the results of Minnesota News Network and Minnesota Farm Network, acquired in March 2004; WRSI, WPVQ and WRSY acquired in April 2004; WXTT acquired in July 2004; and the disposition of WJQY in August 2004.

(6) Reflects the results of WOXL-AM, acquired in March 2003; WODB, acquired in March 2003 and the results of a time brokerage agreement ("TBA") for WODB which began in January 2003; the disposition of WVKO in May 2003 and the results of the buyer brokering time on WVKO under a TBA which began in January 2003; WSNI acquired in April 2003, and the results of a TBA for WSNI, which began in February 2003; the disposition of WLLM in April 2003; WJZA and WJZK acquired in October 2003; the results of a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement for KFJX, which began in October 2003; WVAE acquired in November 2003 and the results of a TBA for WVAE which began in August 2003; and WQEL and WBCO acquired in December 2003 and the results of a TBA for WQEL and WBCO which began in October 2003.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with Item 1. Business, Item 6. Selected Financial Data and the consolidated financial statements and notes thereto of Saga Communications, Inc. and its subsidiaries contained elsewhere herein. The following discussion is presented on both a consolidated and segment basis. Corporate general and administrative expenses, interest expense, other (income) expense, and income tax expense are managed on a consolidated basis and are reflected only in our discussion of consolidated results.

Our discussion of the results of operations of our operating segments focuses on their operating income because we manage our operating segments primarily based on their operating income. We evaluate the operating performance of our markets individually. For purposes of business segment reporting, we have aligned operations with similar characteristics into two business segments: Radio and Television. The Radio segment includes twenty-three markets, which includes all ninety-one of our radio stations and five radio information networks. The Television segment includes three markets and consists of five television stations and four low power television ("LPTV") stations.

General

We are a broadcast company primarily engaged in acquiring, developing and operating radio and television stations. We actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. We review acquisition opportunities on an ongoing basis.

For additional information with respect to acquisitions, see "Liquidity and Capital Resources" below.

Radio Segment

Our radio segment's primary source of revenue is from the sale of advertising for broadcast on our stations. Depending on the format of a particular radio station, there are a predetermined number of advertisements available to be broadcast each hour.

Most advertising contracts are short-term, and generally run only for a few weeks to a few months. Most of our revenue is generated from local advertising, which is sold primarily by each radio markets' sales staff. For each of the years ended December 31, 2007, 2006 and 2005, approximately 85% of our gross radio segment revenue was from local advertising. To generate national advertising sales, we engage independent national advertising sales representative firms that specializes in national sales for each of our broadcast markets.

Our revenue varies throughout the year. Advertising expenditures, our primary source of revenue, generally have been lowest during the winter months, which include the first quarter of each year.

Our net operating revenue, station operating expense and operating income varies from market to market based upon the related market's rank or size which is based upon population and the available radio advertising revenue in that particular market.

Our financial results are dependent on a number of factors, the most significant of which is our ability to generate advertising revenue through rates charged to advertisers. The rates a station is able to charge are, in large part, based on a station's ability to attract audiences in the demographic groups targeted by its advertisers. In a number of our markets this is measured by periodic reports generated by independent national rating services. In the remainder of our markets it is measured by the results advertisers obtain through the actual running of an advertising schedule. Advertisers measure these results based on increased demand for their goods or services and/or actual revenues generated from such demand. Various factors affect the rate a station can charge, including the general strength of the local and national economies, population growth, ability to provide popular programming, local market competition, target marketing capability of radio compared to other advertising media and signal strength. Because reaching a large and demographically attractive audience is crucial to a station's financial success, we endeavor to develop strong listener loyalty. When we acquire and/or begin to operate a station or group of stations we generally increase programming and advertising and promotion expenses to increase our share of our target demographic audience. Our strategy sometimes requires levels of spending commensurate with the revenue levels we plan on achieving in two to five years. During periods of economic downturns, or when the level of advertising spending is flat or down across the industry, this strategy may result in the appearance that our cost of operations are increasing at a faster rate than our growth in revenues, until such time as we achieve our targeted levels of revenue for the acquired station or group of stations.

The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular radio station. Our stations strive to maximize revenue by constantly managing the number of commercials available for sale and adjusting prices based upon local market conditions and ratings. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of the day, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. Any change in our revenue, with the exception of those instances where stations are acquired or sold, is generally the result of inventory sell out ratios and pricing adjustments, which are made to ensure that the station efficiently utilizes available inventory.

Our radio stations employ a variety of programming formats. We believe that the diversification of formats on our radio stations helps to insulate us from the effects of changes in musical tastes of the public on any particular format.

We periodically perform market research, including music evaluations, focus groups and strategic vulnerability studies. Our stations also employ audience promotions to further develop and secure a loyal following.

The primary operating expenses involved in owning and operating radio stations are employee salaries (including sales commissions), depreciation, programming expenses, advertising expenses, and promotion expenses.

During the years ended December 31, 2007, 2006 and 2005, our Columbus, Ohio; Manchester, New Hampshire; Milwaukee, Wisconsin; and Norfolk, Virginia markets, when combined, represented approximately 60%, 64% and 75%, respectively, of our consolidated operating income. An adverse change in any of these radio markets or our relative market position in those markets could have a significant impact on our operating results as a whole. A decrease in the total available radio advertising dollars in the Columbus, Ohio and Norfolk, Virginia markets has resulted in a decline in our revenue and related operating income in our radio stations there. Additionally, we are also experiencing ratings softness in the Columbus and Norfolk markets which has also affected revenue. None of our television markets represented more than 15% or more of our consolidated operating income. The following tables describe the percentage of our consolidated operating income represented by each of these markets:

	Percentage of Consolidated Operating Income for the Years Ended December 31,		
	2007	2006	2005
Market:			
Columbus, Ohio	7%	10%	13%
Manchester, New Hampshire	15%	14%	15%
Milwaukee, Wisconsin	31%	30%	33%
Norfolk, Virginia	7%	10%	14%

We use certain financial measures that are not calculated in accordance with generally accepted accounting principles in the United States of America (GAAP) to assess our financial performance. For example, we evaluate the performance of our markets based on "station operating income" (operating income plus corporate general and administrative expenses, depreciation and amortization). Station operating income is generally recognized by the broadcasting industry as a measure of performance, is used by analysts who report on the performance of the broadcasting industry and it serves as an indicator of the market value of a group of stations. In addition, we use it to evaluate individual stations, market-level performance, overall operations and as a primary measure for incentive based compensation of executives and other members of management. Station operating income is not necessarily indicative of amounts that may be available to us for debt service requirements, other commitments, reinvestment or other discretionary uses. Station operating income is not a measure of liquidity or of performance in accordance with GAAP, and should be viewed as a supplement to, and not a substitute for our results of operations presented on a GAAP basis.

During the years ended December 31, 2007, 2006 and 2005, the radio stations in our four largest markets when combined, represented approximately 40%, 45% and 48%, respectively, of our consolidated station operating income. The following tables describe the percentage of our consolidated station operating income represented by each of these markets:

	Percentage of Consolidated Station Operating Income (*) for the Years Ended December 31,		
	2007	2006	2005
Market:			
Columbus, Ohio	6%	8%	9%
Manchester, New Hampshire	10%	9%	9%
Milwaukee, Wisconsin	20%	21%	21%
Norfolk, Virginia	4%	7%	9%

(*) Operating income plus corporate general and administrative expenses, depreciation and amortization

Television Segment

Our television segment's primary source of revenue is from the sale of advertising for broadcast on our stations. The number of advertisements available for broadcast on our television stations is limited by network affiliation and syndicated programming agreements and, with respect to children's programs, federal regulation. Our television stations' local market managers determine the number of advertisements to be broadcast in locally produced programs only, which are primarily news programming and occasionally local sports or information shows.

Our net operating revenue, station operating expense and operating income vary from market to market based upon the market's rank or size, which is based upon population, available television advertising revenue in that particular market, and the popularity of programming being broadcast.

Our financial results are dependent on a number of factors, the most significant of which is our ability to generate advertising revenue through rates charged to advertisers. The rates a station is able to charge are, in large part, based on a station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by periodic reports by independent national rating services. Various factors affect the rate a station can charge, including the general strength of the local and national economies, population growth, ability to provide popular programming through locally produced news, sports and weather and as a result of syndication and network affiliation agreements, local market competition, the ability of television broadcasting to reach a mass appeal market compared to other advertising media, and signal strength including cable/satellite coverage, and government regulation and policies.

When we acquire and/or begin operating a station or group of stations we generally increase programming expenses including local news, sports and weather programming, new syndicated programming, and advertising and promotion expenses to increase our viewership. Our strategy sometimes requires levels of spending commensurate with the revenue levels we plan on achieving in two to five years. During periods of economic downturns, or when the level of advertising spending is flat or down across the industry, this strategy may result in the appearance that our cost of operations are increasing at a faster rate than our growth in revenues, until such time as we achieve our targeted levels of revenue for the acquired/operated station or group of stations.

Our stations strive to maximize revenue by constantly adjusting prices for our commercial spots based upon local market conditions, advertising demands and ratings. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of day, the total number of advertisements broadcast on a station generally does not vary significantly from year to year. Any change in our revenue, with the exception of those instances where stations are acquired or sold, is generally the result of pricing adjustments, which are made to ensure that the station efficiently utilizes available inventory.

Because audience ratings in the local market are crucial to a station's financial success, we endeavor to develop strong viewer loyalty by providing locally produced news, weather and sports programming. We believe that this emphasis on the local market provides us with the viewer loyalty we are trying to achieve.

Most of our revenue is generated from local advertising, which is sold primarily by each television markets' sales staff. For the years ended December 31, 2007, 2006 and 2005, approximately 80%, 83% and 79%, respectively, of our gross television revenue was from local advertising. To generate national advertising sales, we engage independent advertising sales representatives that specialize in national sales for each of our television markets.

Our revenue varies throughout the year. Advertising expenditures, our primary source of revenue, generally have been lowest during the winter months, which include the first quarter of each year.

The primary operating expenses involved in owning and operating television stations are employee salaries including commissions, depreciation, programming expenses, including news production and the cost of acquiring certain syndicated programming, advertising costs and promotion expenses.

Results of Operations

The following tables summarize our results of operations for the three years ended December 31, 2007, 2006 and 2005.

Consolidated Results of Operations

	Years Ended December 31,			2007 vs. 2006		2006 vs. 2005	
	2007	2006	2005	$ Increase (Decrease)	% Increase (Decrease)	$ Increase (Decrease)	% Increase (Decrease)
	(In thousands)						
Net operating revenue	$144,023	$142,946	$140,790	$ 1,077	0.8%	$ 2,156	1.5%
Station operating expense	106,302	104,396	104,411	1,906	1.8%	(15)	—
Corporate G&A	9,800	8,870	8,174	930	10.5%	696	8.5%
Other operating income	—	(312)	—	(312)	N/M	312	N/M
Impairment of intangible assets	—	—	1,168	—	—	(1,168)	N/M
Operating income	27,921	29,992	27,037	(2,071)	(6.9)%	2,955	10.9%
Interest expense	8,954	9,379	7,586	(425)	(4.5)%	1,793	23.6%
Other (income) expense	273	(500)	2,668	773	N/M	(3,168)	N/M
Income taxes	7,690	8,665	6,217	(975)	(11.3)%	2,448	39.4%
Net income	$ 11,004	$ 12,448	$ 10,566	$(1,444)	(11.6)%	$ 1,882	17.8%
Earnings per share:							
Basic	$ .55	$ .61	$ .52	$ (.06)	(9.8)%	$ .09	17.3%
Diluted	$ .55	$ .61	$ .51	$ (.06)	(9.8)%	$ .10	19.6%

Radio Broadcasting Segment

	Years Ended December 31,			2007 vs. 2006		2006 vs. 2005	
	2007	2006	2005	$ Increase (Decrease)	% Increase (Decrease)	$ Increase (Decrease)	% Increase (Decrease)
	(In thousands)						
Net operating revenue	$126,596	$125,274	$125,597	$1,322	1.1%	$ (323)	(.3)%
Station operating expense	92,162	90,627	90,967	1,535	1.7%	(340)	(.4)%
Other operating income	—	(312)	—	(312)	N/M	312	N/M
Impairment of intangible assets	—	—	890	—	—	(890)	N/M
Operating income	$ 34,434	$ 34,959	$ 33,740	$ (525)	(1.5)%	$1,219	3.6%

Television Broadcasting Segment

	Years Ended December 31,			2007 vs. 2006		2006 vs. 2005	
	2007	2006	2005	% Increase (Decrease)	% Increase (Decrease)	% Increase (Decrease)	% Increase (Decrease)
	(In thousands)						
Net operating revenue	$17,427	$17,672	$15,193	$(245)	(1.4)%	$2,479	16.3%
Station operating expense	14,140	13,769	13,444	371	2.7%	325	2.4%
Impairment of intangible assets	—	—	278	—	—	(278)	N/M
Operating income	$ 3,287	$ 3,903	$ 1,471	$(616)	(15.8)%	$2,432	165.3%

N/M=Not meaningful

Reconciliation of segment operating income to consolidated operating income:

Year Ended December 31, 2007:	Radio	Television	Corporate and Other	Consolidated
			(In thousands)	
Net operating revenue	$126,596	$17,427	$ —	$144,023
Station operating expense	92,162	14,140	—	106,302
Corporate general and administrative	—	—	9,800	9,800
Operating income (loss)	$ 34,434	$ 3,287	$(9,800)	$ 27,921

Year Ended December 31, 2006:	Radio	Television	Corporate and Other	Consolidated
			(In thousands)	
Net operating revenue	$125,274	$17,672	$ —	$142,946
Station operating expense	90,627	13,769	—	104,396
Corporate general and administrative	—	—	8,870	8,870
Other operating income	(312)	—	—	(312)
Operating income (loss)	$ 34,959	$ 3,903	$(8,870)	$ 29,992

Year Ended December 31, 2005:	Radio	Television	Corporate and Other	Consolidated
			(In thousands)	
Net operating revenue	$125,597	$15,193	$ —	$140,790
Station operating expense	90,967	13,444	—	104;411
Corporate general and administrative	—	—	8,174	8,174
Impairment of intangible assets	890	278	—	1,168
Operating income (loss)	$ 33,740	$ 1,471	$(8,174)	$ 27,037

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated

For the year ended December 31, 2007, consolidated net operating revenue was $144,023,000 compared with $142,946,000 for the year ended December 31, 2006, an increase of $1,077,000 or 1%. Net operating revenue generated by stations we owned and operated for the entire comparable period ("same station") increased approximately $81,000. Although, same station gross national and gross local revenue increased 3% and 1%, respectively, these increases were offset by a decrease in same station gross political revenue of approximately $2,475,000. During 2007 we had an increase of $996,000 in net revenue generated by stations that we did not own or operate for the comparable period in 2006.

Station operating expense increased by $1,906,000 or 2% to $106,302,000 for the year ended December 31, 2007, compared with $104,396,000 for the year ended December 31, 2006. Station operating expense increased approximately $626,000 from the operation of radio stations that we did not own or operate for the comparable period in 2006. The balance of the increase, $1,280,000 was from same station operating expense, $1,143,000 of which was related to our decision to continue to invest in the future of our business with additional advertising, promotion and selling expenses, including additional sales compensation.

Operating income for the year ended December 31, 2007 was $27,921,000 compared to $29,992,000 for the year ended December 31, 2006, a decrease of $2,071,000 or 7%. The majority of the decrease was attributable to the increase in net operating revenue, offset by the increase in station operating expense, as discussed above, and an increase in corporate general and administrative charges of approximately $930,000. The increase in corporate general and administrative charges resulted primarily from an increase in stock based compensation expense of $272,000 and from the creation of an Interactive Media department for $420,000. Operating income for the year ended December 31, 2006 included $312,000 related primarily to business interruption proceeds recorded in our Springfield, Illinois market.

We generated net income in the amount of approximately $11,004,000 ($0.55 per share on a fully diluted basis) during the year ended December 31, 2007 compared with $12,448,000 ($0.61 per share on a fully diluted basis) for the year ended December 31, 2006, a decrease of approximately $1,444,000 or 12%. The decrease was the result of the decrease in operating income discussed above, a $773,000 increase in other expense, offset by decrease in interest expense and income tax expense of approximately $425,000 and $975,000, respectively. The decrease in interest expense was primarily the result of the decrease in debt from the prior year. The decrease in income tax expense was attributable to our operating performance. The change in other expense was principally the result of a $500,000 gain recognized in the prior year for a slight alteration to one of our Keene, New Hampshire FM's signal patterns.

Radio Segment

For the year ended December 31, 2007, net operating revenue in the radio segment was $126,596,000 compared with $125,274,000 for the year ended December 31, 2006, an increase of $1,322,000. Net operating revenue generated by radio stations that we owned and operated for the entire comparable period increased by approximately $326,000, and approximately $996,000 increase in revenue was generated by radio stations and radio networks that we did not own or operate for the comparable period in 2006. Same station gross national revenue (excluding political) and same station gross local revenue increased approximately 1% each, but were offset by a decrease in gross political revenue of approximately 44%. We had significantly increased operating revenue (10% or greater than comparable period) in our Clarksville, Ithaca and Keene markets, which were offset by significantly decreased revenue in our Norfolk market.

Station operating expense in our radio segment increased by $1,535,000 to $92,162,000 for the year ended December 31, 2007, compared with $90,627,000 for the year ended December 31, 2006. On a same station basis, station operating expense increased by approximately $909,000 or 1%. The majority of the increase is attributable to higher selling and commission expense. Radio segment station operating expense increased by approximately $626,000 from the operation of stations that we did not own or operate for the comparable period in 2006.

Operating income in the radio segment for the year ended December 31, 2007 was $34,434,000 compared to $34,959,000 for the year ended December 31, 2006, a decrease of approximately $525,000 or 2%. The decrease was the result of the increase in net operating revenue, offset by the increase in station operating expense and a decrease in other operating income of $312,000 related primarily to business interruption proceeds recorded in our Springfield, Illinois market in 2006.

Television Segment

For the year ended December 31, 2007, net operating revenue in the television segment decreased $245,000 or 1% to $17,427,000 compared with $17,672,000 for the year ended December 31, 2006. The change in net operating revenue was attributable to a $1,451,000 decrease in gross political revenue, partially offset by an increase in gross national revenue (excluding political) and gross local revenue (excluding political) of approximately 14% and 5%, respectively.

Station operating expense in our television segment increased by $371,000 or 3% to $14,140,000 for the year ended December 31, 2007, compared with $13,769,000 for the year ended December 31, 2006. The increase in station operating expense was primarily attributable to an increase in selling and commission expenses as a result of increased national and local revenue (excluding political).

Operating income in the television segment for the year ended December 31, 2007 was $3,287,000 compared to $3,903,000 for the year ended December 31, 2006, a decrease of approximately $616,000 or 16%. The decrease was primarily attributable to the decrease in gross political revenue of approximately 83%.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated

For the year ended December 31, 2006, net operating revenue was $142,946,000 compared with $140,790,000 for the year ended December 31, 2005, an increase of $2,156,000 or 2%. The increase is primarily attributable to an increase in political revenue of approximately $3,523,000 offset by a decrease in national revenue of approximately $1,317,000 or 5%. Net operating revenue generated by stations we owned and operated for the entire comparable period ("same station") increased by approximately 1% or $1,106,000. The increase in same station revenue was attributable to an increase of approximately $2,479,000 or 16% in our television segment offset by a decrease in same station revenue of approximately $1,373,000 or 1% in our radio segment.

Station operating expense was $104,396,000 for the year ended December 31, 2006, compared with $104,411,000 for the year ended December 31, 2005, a decrease of approximately $15,000. The slight overall decrease was attributable to a decrease of $996,000 for those stations that we owned and operated for the entire comparable period, offset by an increase of $981,000 for those stations we did not own or operate for the entire comparable period. The decrease in same station operating expense was due to cost cutting efforts implemented company wide in the first quarter of 2006, primarily in advertising and promotions expense, and to a decrease in amortization expense of 84% attributable to fully amortized intangible assets.

Operating income for the year ended December 31, 2006 was $29,992,000 compared to $27,037,000 for the year ended December 31, 2005, an increase of $2,955,000 or 11%. The increase was the result of the increase in net operating revenue and decrease in station operating expense discussed above, $312,000 in other income related to primarily business interruption proceeds in our Springfield, Illinois market and a decrease of $1,168,000 in impairment charges, offset by an increase in corporate general and administrative charges of approximately $696,000 or 9%. The increase in corporate general and administrative charges results primarily from an increase in stock based compensation expense. The impairment charges recorded in 2005 related to the goodwill and broadcast license values at our Jonesboro, Arkansas radio market and Greenville, Mississippi television market.

We generated net income in the amount of approximately $12,448,000 ($0.61 per share on a fully diluted basis) during the year ended December 31, 2006 compared with $10,566,000 ($0.51 per share on a fully diluted basis) for the year ended December 31, 2005, an increase of approximately $1,882,000 or 18%. The increase was the result of the increase in operating income discussed above and a $3,168,000 decrease in other expense offset by increases in interest expense and income tax expense of approximately $1,793,000 and $2,448,000, respectively. The increase in interest expense of approximately $1,793,000 was the direct result of higher interest rates over the prior year. The increase in income tax expense was primarily attributable to our operating performance and an increase in our effective tax rate over prior year. The effective tax rate in 2005 was 4% lower as a result of a tax benefit recorded in 2005 for the sale of the Columbus land that was offset against a capital loss carryforward that expired in 2005. The change in other expense was principally the result of a $500,000 gain recognized in the current year for a slight alteration to one of our Keene, New Hampshire FM's signal patterns. Other expense for the year ended December 31, 2005 consists primarily of a $1,300,000 loss recognized on the disposition of a tower made obsolete by our DTV conversion in our Victoria, Texas market and a loss of approximately $500,000 from the sale of land in Columbus, Ohio.

Radio Segment

For the year ended December 31, 2006, net operating revenue in the radio segment was $125,274,000 compared with $125,597,000 for the year ended December 31, 2005, a decrease of $323,000. Net operating revenue generated by radio stations that we owned and operated for the entire comparable period decreased by approximately $1,373,000 or 1%, offset by a $1,050,000 increase in revenue generated by radio stations that we did not own or operate for the comparable period in 2005. The majority of the decline in same station revenue was attributable to a decrease in same station national revenue (excluding political) of approximately 6% and a decrease in same station local revenue (excluding political) of approximately 2%, offset by gross political revenue of approximately $2,302,000, or an increase of $1,837,000. We had declines in net operating revenue of approximately 7%, 6% and 9%, respectively in our Columbus, Ohio, Des Moines, Iowa and Norfolk, Virginia markets, where we are experiencing ratings softness with one of our stations in each of these markets.

Station operating expense in our radio segment decreased by $340,000 to $90,627,000 for the year ended December 31, 2006, compared with $90,967,000 for the year ended December 31, 2005. On a same station basis, station operating expense decreased by approximately $1,321,000 or 1%, which is primarily the result of a decrease in expenses related to cost cutting efforts implemented Company wide in first quarter 2006 and an 85% decrease in amortization expense as discussed above. The same station decrease is offset by an increase of approximately $981,000 resulting from the impact of the operation of stations that we did not own or operate for the comparable period in 2005.

Operating income in the radio segment for the year ended December 31, 2006 was $34,959,000 compared to $33,740,000 for the year ended December 31, 2005, an increase of approximately $1,219,000 or 4%. The increase was the result of the decrease in net operating revenue discussed above offset by the decrease in station operating expense, a $312,000 increase in other income related primarily to business interruption proceeds recorded in our Springfield, Illinois market and a decrease of $890,000 in impairment charges related to the goodwill value in our Jonesboro, Arkansas market which was recorded during the fourth quarter of 2005.

Television Segment

For the year ended December 31, 2006, net operating revenue in the television segment was $17,672,000 compared with $15,193,000 for the year ended December 31, 2005, an increase of $2,479,000 or 16%. The increase in net operating revenue was primarily attributable to an 8% increase in local revenue (excluding political) and $1,742,000 in gross political revenue (an increase of $1,688,000) for the year ended December 31, 2006.

Station operating expense in our television segment increased by $325,000 or 2% to $13,769,000 for the year ended December 31, 2006, compared with $13,444,000 for the year ended December 31, 2005. The increase in station operating expense was primarily attributable to an increase in selling and commission expenses as a result of the increase in revenue.

Operating income in the television segment for the year ended December 31, 2006 was $3,903,000 compared to $1,471,000 for the year ended December 31, 2005, an increase of approximately $2,432,000 or 165%. The increase was the result of the increase in net operating revenue, offset by the small increase in station operating expense discussed above and a decrease of $278,000 in impairment charges related to the goodwill and broadcast license values recorded in our Greenville, Mississippi television station during the fourth quarter of 2005.

Liquidity and Capital Resources

Debt Arrangements and Debt Service Requirements

As of December 31, 2007, we had $129,911,000 of long-term debt outstanding and approximately $71,150,000 of unused borrowing capacity under our Credit Agreement.

Our Credit Agreement is a $200,000,000 reducing revolving line of credit maturing on July 29, 2012. Our indebtedness under the Credit Agreement is secured by a first priority lien on substantially all of our assets and of our subsidiaries, by a pledge of our subsidiaries' stock and by a guarantee of our subsidiaries.

The Credit Agreement may be used for general corporate purposes, including working capital, capital expenditures, permitted acquisition and related transaction expenses and permitted stock buybacks. On March 31, 2008, the Revolving Commitments (as defined in the Credit Agreement) will be permanently reduced quarterly in amounts ranging from 3.125% to 12.5% of the total Revolving Commitments in effect on March 31, 2008. Any outstanding balance under the Credit Agreement will be due on the maturity date of

July 29, 2012. In addition, the Revolving Commitments shall be further reduced by specified percentages of Excess Cash Flow (as defined in the Credit Agreement) based on leverage ratios.

In May 2006, we amended our current credit agreement (the "Credit Agreement") to reduce the interest rate margin for LIBOR and the Agent bank's base rate; to reduce the bank's commitment fee percentage; to increase the total Revolving Commitments to $200,000,000; and to extend the maturity date of the Revolving Commitments to July 29, 2012. Interest rates under the Credit Agreement are payable, at our option, at alternatives equal to LIBOR at the reset date (4.50% to 4.9375% at December 31, 2007) plus 0.75% to 1.25% (5.375% to 5.50% at December 31, 2006 plus 0.75% to 1.25%) or the Agent bank's base rate plus 0%. The spread over LIBOR and the base rate vary from time to time, depending upon our financial leverage. We also pay quarterly commitment fees of 0.25% to 0.375% per annum on the unused portion of the Credit Agreement.

The Credit Agreement contains a number of financial covenants (all of which we were in compliance with at December 31, 2007) which, among other things, require us to maintain specified financial ratios and impose certain limitations on us with respect to investments, additional indebtedness, dividends, distributions, guarantees, liens and encumbrances.

In 2003, we entered into an agreement of understanding with Surtsey, whereby we have guaranteed up to $1,250,000 of the debt incurred by Surtsey to acquire the broadcast license for KFJX-TV station in Pittsburg, Kansas, a full power Fox affiliate. At December 31, 2007 there was $1,061,000 outstanding under this agreement. Under the FCC's ownership rules we are prohibited from owning or having an attributable or cognizable interest in this station. We do not have any recourse provision in connection with our guarantee that would enable us to recover any amounts paid under the guarantee. As a result, at December 31, 2007 we have recorded $1,061,000 in debt and $1,061,000 in intangible assets, primarily broadcast licenses. In consideration for our guarantee, Surtsey has entered into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement.

Sources and Uses of Cash

During the years ended December 31, 2007, 2006 and 2005, we had net cash flows from operating activities of $26,774,000, $29,648,000 and $26,617,000, respectively. We believe that cash flow from operations will be sufficient to meet quarterly debt service requirements for interest and scheduled payments of principal under the Credit Agreement. However, if such cash flow is not sufficient, we may be required to sell additional equity securities, refinance our obligations or dispose of one or more of our properties in order to make such scheduled payments. There can be no assurance that we would be able to effect any such transactions on favorable terms, if at all.

The following acquisitions in 2007 were financed through funds generated from operations:

- On November 1, 2007, we acquired an FM radio station (WCLZ-FM) serving the Portland, Maine market for approximately $3,555,000.
- On August 31, 2007, we acquired two radio stations (WKRT-AM and WIII-FM licensed to Cortland, New York, and an FM translator station that rebroadcasts WIII) serving the Ithaca, New York market for approximately $3,843,000. Due to FCC ownership rules we were not permitted to own WKRT-AM and as part of the transaction we donated WKRT-AM to a non-profit organization.
- On January 2, 2007, we acquired one FM radio station (WCNR-FM) serving the Charlottesville, Virginia market for $3,330,000. On September 1, 2006 we began providing programming under an LMA to WCNR-FM. We funded this acquisition on December 31, 2006.
- On January 16, 2007, we agreed to pay $50,000 to cancel a clause in our 2003 purchase agreement of WSNI-FM in the Winchendon, Massachusetts market that would require us to pay the seller an additional $500,000 if within five years of closing we obtained approval from the FCC for a city of license change.

- On January 2, 2007, in connection with the 2003 acquisition of one FM radio station (WJZA-FM) serving the Columbus, Ohio market, we paid an additional $850,000 to the seller upon obtaining approval from the FCC for a city of license change.

In addition, the following transactions were pending at December 31, 2007:

On January 21, 2004, we entered into agreements to acquire an FM radio station (WOXL-FM) serving the Asheville, North Carolina market. On November 1, 2002 we began providing programming under a Sub-Time Brokerage Agreement to WOXL-FM, and on January 31, 2008 we closed on the acquisition for approximately $9,374,000.

The following acquisitions in 2006 were financed through funds generated from operations:

- On August 7, 2006, we acquired one FM radio station (WTMT-FM) serving the Tazewell, Tennessee market for approximately $4,186,000 of which approximately $789,000 was paid in 2006, $2,047,000 was paid in 2007, and $1,350,000 is recorded as a note payable at December 31, 2007. We relocated the tower to Weaverville, North Carolina (serving the Asheville, North Carolina market) and started broadcasting in Asheville on June 8, 2007.

- In October 2006, we acquired a tower, antenna and transmitter and entered into agreements with another radio station in connection with the city of license change for WJZA-FM mentioned above for approximately $2,069,000.

The following 2005 acquisitions were financed through funds generated from operations, $30,750,000 of additional borrowings under the Credit agreement and the re-issuance of approximately $4,588,000 of our Class A Common Stock from treasury:

- On November 22, 2005 we acquired one AM station (WVAX-AM) serving Charlottesville, Virginia market for approximately $151,000. We financed this acquisition with funds generated from operations.

- Effective June 1, 2005 we acquired two FM and two AM radio stations (WQNY-FM, WYXL-FM, WNYY-AM and WHCU-AM) serving the Ithaca, New York market for approximately $13,610,000. We financed this acquisition with funds generated from operations and additional borrowings of approximately $11,000,000 under our Credit Agreement and the re-issuance of approximately $2,602,000 of our Class A common stock.

- Effective January 1, 2005 we acquired one AM and two FM radio stations (WINA-AM, WWWV-FM and WQMZ-FM) serving the Charlottesville, Virginia market for approximately $22,490,000. We financed this acquisition with funds generated from operations and additional borrowings of approximately $19,750,000 under our Credit Agreement and the re-issuance of approximately $1,986,000 of our Class A common stock.

- Effective January 1, 2005, we acquired one AM radio station (WISE-AM) serving the Asheville, North Carolina market, for approximately $2,192,000 with funds generated from operations.

- Effective January 1, 2005 we acquired a low power television station (KXTS-LP) serving Victoria, Texas market for approximately $268,000 with funds generated from operations.

We continue to actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. See Item 1. Business — Strategy.

In January 2008, our board of directors authorized an increase to our Stock Buy-Back Program so that we may purchase a total of $60,000,000 of our Class A Common Stock. From the inception of the Stock Buy-Back program in 1998 through December 31, 2007, we have repurchased 1,907,210 shares of our Class A Common Stock for approximately $26,252,000. During the year ended December 31, 2007 we repurchased an aggregate of 12,821 shares for approximately $126,000.

We anticipate that any future acquisitions of radio and television stations and purchases of Class A Common Stock under the Stock Buy-Back Program will be financed through funds generated from operations, borrowings under the Credit Agreement, additional debt or equity financing, or a combination thereof. However, there can be no assurances that any such financing will be available on acceptable terms, if at all.

Our capital expenditures, exclusive of acquisitions, for the year ended December 31, 2007 were approximately $9,852,000 ($10,504,000 in 2006). We anticipate capital expenditures in 2008 to be approximately $8,500,000, which we expect to finance through funds generated from operations or additional borrowings under the Credit Agreement.

Summary Disclosures About Contractual Obligations

We have future cash obligations under various types of contracts under the terms of our Credit Agreement, operating leases, programming contracts, employment agreements, and other operating contracts. The following tables reflect a summary of our contractual cash obligations and other commercial commitments as of December 31, 2007:

	Payments Due By Period				
Contractual Obligations(1):	**Total**	**Less Than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**More Than 5 Years**
			(In thousands)		
Long-Term Debt Obligations(2)	$129,911	$ —	$29,911	$100,000	$ —
Operating Leases	7,167	1,619	2,121	1,349	2,078
Purchase Obligations(3)	48,220	25,819	14,748	5,555	2,098
Other Long-Term Liabilities	—	—	—	—	—
Total Contractual Cash Obligations	$185,298	$27,438	$46,780	$106,904	$4,176

(1) The above amounts do not include interest, which is primarily variable in amount.

(2) Under our Credit Agreement, the maturity on outstanding debt of $128,850,000 could be accelerated if we do not maintain certain covenants. Includes the guarantee of debt of a related party of $1,061,000 (see Note 10 of the Notes to Consolidated Financial Statements).

(3) Includes $10,725,000 of acquisition commitments, $20,095,000 in obligations under employment agreements and contracts with on-air personalities, other employees, and our president, CEO, and chairman, Edward K. Christian and $17,400,000 in purchase obligations under general operating agreements and contracts including but not limited to syndicated programming contracts; sports programming rights; software rights; ratings services; television advertising; and other operating expenses.

We anticipate that the above contractual cash obligations will be financed through funds generated from operations or additional borrowings under the Credit Agreement, or a combination thereof.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require us to make estimates, judgments and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures and contingencies. We evaluate estimates used in preparation of our financial statements on a continual basis, including estimates related to the following:

Revenue Recognition: Revenue from the sale of commercial broadcast time to advertisers is recognized when commercials are broadcast. Revenue is reported net of advertising agency commissions. Agency commissions, when applicable, are based on a stated percentage applied to gross billing. All revenue is recognized in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Topic 13, *"Revenue Recognition Revised and Updated."*

Carrying Value of Accounts Receivable and Related Allowance for Doubtful Accounts: We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, credit history, etc.), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history and the length of time the receivables are past due, ranging from 50% for amounts 90 days outstanding to 100% for amounts over 120 days outstanding. If our evaluations of the collectibility of our accounts receivable differ from actual results, additional bad debt expense and allowances may be required. Our historical estimates have been a reliable method to estimate future allowances and our average reserves have been approximately 4% of our outstanding receivables. The effect of an increase in our allowance of 1% of our outstanding receivables as of December 31, 2007, from 4.05% to 5.05% or from $988,000 to $1,232,000 would result in a decrease in net income of $144,000, net of taxes for the year ended December 31, 2007.

Purchase Accounting: We account for our acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values as of the acquisition date. The excess of consideration paid over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair values of the net assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Broadcast Licenses and Goodwill: We have a significant amount of broadcast licenses and goodwill recorded in our balance sheets, which at December 31, 2007 represents 63% of our total assets. We determine the recoverability of the cost of our intangible assets based on a review of projected undiscounted cash flows of the related market or segment.

Under Statement of Financial Accounting Standard ("SFAS") No. 142, *"Accounting for Goodwill and Other Intangible Assets,"* ("SFAS 142") goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to annual, or more frequent if impairment indicators arise, impairment tests.

We consider FCC broadcast licenses to have indefinite lives. Factors that we considered in evaluating that the radio and television FCC licenses are indefinite-lived intangible assets under SFAS 142 include the following:

- The radio and television broadcasting licenses may be renewed indefinitely at little cost.
- The radio and television broadcasting licenses are essential to our business, and we intend to renew our licenses indefinitely.
- We have never been denied the renewal of a FCC broadcast license.
- We do not believe that there will be any compelling challenge to the renewal of our broadcast licenses.
- We do not believe that the technology used in broadcasting will be replaced by another technology in the foreseeable future.

We test our goodwill and broadcast licenses for impairment as of October 1 of each year by comparing their fair value to the related carrying value as of that date. The results of these tests indicated no impairment as of December 31, 2007 or 2006. In 2005, we recorded an impairment charge of the carrying value of goodwill and broadcast licenses of approximately $1,168,000. We used a market approach to determine the fair value of our broadcast licenses as well as the fair value of our reporting units. The market approach used for valuing broadcast licenses and goodwill takes into consideration information available on recent transactions of radio and television stations similar to those owned by us, within the broadcast industry. To determine the fair value of broadcast licenses and the reporting units' goodwill requires the use of estimates in our assumptions. Changes in these estimates could result in additional impairment of intangible assets in the future.

Stock Based Compensation: We adopted the Revised SFAS No. 123, *"Share-Based Payment,"* ("SFAS 123R") on January 1, 2006 using the modified prospective transition method and the Black-Scholes valuation model. Under the fair value recognition provisions of SFAS 123R, stock based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the vesting period. Determining the fair value of share-based awards at grant date requires assumptions and judgments about expected volatility and forfeiture rates, among other factors. If actual results differ significantly from these assumptions, then stock based compensation expense may differ materially in the future from that previously recorded.

Litigation and Contingencies: We monitor ongoing litigation and other loss contingencies on a case-by-case basis as they arise. Losses related to litigation and other contingencies are recognized when the loss is considered probable and the amount is estimable.

Market Risk and Risk Management Policies

Our earnings are affected by changes in short-term interest rates as a result of our long-term debt arrangements. If market interest rates averaged 1% more in 2007 than they did during 2007, our interest expense would increase, and income before taxes would decrease by $1,322,000 ($1,408,000 in 2006). These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost, short-term investment balances, and interest rate swap agreements, if applicable. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

Inflation

The impact of inflation on our operations has not been significant to date. There can be no assurance that a high rate of inflation in the future would not have an adverse effect on our operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations"* ("SFAS 141R"), which changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effect of the business combination. SFAS 141R is effective prospectively for fiscal years beginning after December 15, 2008 (as of January 1, 2009 for the Company). SFAS 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 151"* ("SFAS 160"), which establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not currently expect the adoption of SFAS 160 to have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"), which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and we are currently evaluating its impact and effect on our financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with accounting standards generally accepted in the United States, and expands disclosures about fair value measurements. Companies will need to apply the recognition and disclosure provision of SFAS 157 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually effective January 1, 2008. In February 2008, the FASB issued FSP FAS 157-2 that delayed by one year, the effective date of SFAS 157 for the majority of nonfinancial assets and nonfinancial liabilities. However, the Company would still be required to adopt SFAS 157 as of January 1, 2008 for certain assets which were not included in FSP FAS 157-2. We are currently evaluating its impact and effect on our financial position, results of operations and cash flows.

In September 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4, *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."* EITF No. 06-4 requires that for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods, an employer should recognize a liability for future benefits in accordance with SFAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF Issue No. 06-4 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of EITF Issue No. 06-4 on our financial position and results of operations.

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes and Related Implementation Issues,"* ("FIN 48") that provides guidance on the financial statement recognition, measurement, presentation and disclosure of certain tax positions that a company has taken or expects to take on a tax return. Under FIN 48, financial statements should reflect expected future tax consequences of such positions presuming the taxing authorities have full knowledge of the position and all relevant facts. The Company adopted the provisions of FIN 48 effective January 1, 2007, which did not have a material impact on our financial position, results of operations or cash flows.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

Information appearing under the caption "Market Risk and Risk Management Policies" in Item 7 is hereby incorporated by reference.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements attached hereto are filed as part of this annual report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures over financial reporting were effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which appears below.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Saga Communications, Inc.

We have audited Saga Communications, Inc's (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Saga Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Saga Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Saga Communications, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Saga Communications, Inc. and our report dated March 10, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Detroit, Michigan
March 10, 2008

Item 9B. *Other Information*

None.

Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to the information contained in our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year. See also Item 1. Business — Executive Officers.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information contained in our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the information contained in our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year. In addition, the information contained in the "Securities Authorized for Issuance Under Equity Compensation Plan Information" subheading under Item 5 of this report is incorporated by reference herein.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the information contained in our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the information contained in our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. Financial Statements

The following consolidated financial statements attached hereto are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

— Consolidated Balance Sheets as of December 31, 2007 and 2006

— Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

— Consolidated Statements of Stockholders' Equity for the years ended December 31, 2007, 2006 and 2005

— Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedule II Valuation and qualifying accounts is disclosed in Note 1 to the Consolidated Financial Statements attached hereto and filed as part of this annual report. All other schedules for which provision are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits

The Exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Saga Communications, Inc.

We have audited the accompanying consolidated balance sheets of Saga Communications, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saga Communications, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Saga Communications, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Detroit, Michigan
March 10, 2008

Saga Communications, Inc.

Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,343	$ 10,799
Accounts receivable, less allowance of $988 ($774 in 2006)	23,449	23,777
Prepaid expenses and other current assets	2,197	2,238
Barter transactions	1,580	1,525
Deferred income taxes	813	600
Total current assets	41,382	38,939
Net property and equipment	76,217	73,658
Other assets:		
Broadcast licenses, net	163,102	150,114
Goodwill, net	49,661	49,605
Other intangibles, deferred costs and investments, net of accumulated amortization of $12,571 ($11,697 in 2006)	7,282	10,325
Total other assets	220,045	210,044
	$337,644	$322,641
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,017	$ 2,090
Accrued expenses:		
Payroll and payroll taxes	7,722	7,441
Other	4,848	6,088
Barter transactions	1,720	1,703
Total current liabilities	17,307	17,322
Deferred income taxes	36,829	31,367
Long-term debt	129,911	133,911
Broadcast program rights	1,589	1,273
Other	2,932	2,532
Stockholders' equity:		
Preferred stock, 1,500 shares authorized, none issued and outstanding	—	—
Common stock:		
Class A common stock, $.01 par value, 35,000 shares authorized, 18,977 issued and outstanding (18,892 in 2006)	189	189
Class B common stock, $.01 par value, 3,500 shares authorized, 2,393 issued and outstanding (2,396 in 2006)	24	24
Additional paid-in capital	50,600	48,971
Retained earnings	112,137	101,133
Treasury stock (1,085 shares in 2007 and 1,091 in 2006, at cost)	(13,874)	(14,081)
Total stockholders' equity	149,076	136,236
	$337,644	$322,641

See accompanying notes.

Saga Communications, Inc.

Consolidated Statements of Income

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Net operating revenue	$144,023	$142,946	$140,790
Station operating expense	106,302	104,396	104,411
Corporate general and administrative	9,800	8,870	8,174
Other operating income	—	(312)	—
Impairment of intangible assets	—	—	1,168
	116,102	112,954	113,753
Operating income	27,921	29,992	27,037
Other (income) expenses:			
Interest expense	8,954	9,379	7,586
Other	273	(500)	2,668
Income before income tax	18,694	21,113	16,783
Income tax provision:			
Current	2,546	3,482	2,627
Deferred	5,144	5,183	3,590
	7,690	8,665	6,217
Net income	$ 11,004	$ 12,448	$ 10,566
Basic earnings per share	$ .55	$ .61	$ .52
Weighted average common shares	20,091	20,442	20,482
Diluted earnings per share	$ .55	$ .61	$ .51
Weighted average common and common equivalent shares	20,115	20,458	20,675

See accompanying notes.

Saga Communications, Inc.

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2007, 2006 and 2005

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Unearned Compensation	Total Stock-holders' Equity
	Shares	Amount	Shares	Amount						
						(In thousands)				
Balance at January 1, 2005	18,699	$187	2,360	$24	$48,387	$ 78,119	$ 60	$ (9,552)	$ —	$117,225
Comprehensive income:										
Net income						10,566				10,566
Change in market value of securities, net of tax							2			2
Gain realized on sale of securities, net of tax							(62)			(62)
Total comprehensive income										10,506
Net proceeds from exercised options	42				496					496
Issuance of restricted stock	51	1	9		851				(852)	—
Acquisition of broadcast properties					(1,011)			5,599		4,588
Compensation expense related to restricted stock awards									142	142
Purchase of shares held in treasury								(7,433)		(7,433)
Employee stock purchase plan					(84)			384		300
Balance at December 31, 2005	18,792	$188	2,369	$24	$48,639	$ 88,685	$ —	$(11,002)	$(710)	$125,824
Net income						12,448				12,448
Reclassification of unearned compensation					(710)				710	—
Net proceeds from exercised options	11		5		151					151
Issuance of restricted stock	89	1	22		(1)					—
Compensation expense related to restricted stock awards					334					334
Share-based compensation cost					760					760
Purchase of shares held in treasury								(3,487)		(3,487)
Employee stock purchase plan					(202)			408		206
Balance at December 31, 2006	18,892	$189	2,396	$24	$48,971	$101,133	$ —	$(14,081)	$ —	$136,236
Net income						11,004				11,004
Conversion of shares from Class B to Class A	8		(8)							—
Net proceeds from exercised options	43				434					434
Issuance of restricted stock	36		5							—
Forfeiture of restricted stock	(2)									—
Compensation expense related to restricted stock awards					423					423
Share-based compensation cost					943					943
Purchase of shares held in treasury								(126)		(126)
Employee stock purchase plan					(171)			333		162
Balance at December 31, 2007	18,977	$189	2,393	$24	$50,600	$112,137	$ —	$(13,874)	$ —	$149,076

See accompanying notes.

Saga Communications, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 11,004	$ 12,448	$ 10,566
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,186	8,154	9,040
Impairment of intangible assets	—	—	1,168
Share based compensation expense	943	760	—
Barter revenue, net of barter expenses	(114)	(205)	(239)
Broadcast program rights amortization	619	603	535
Deferred income taxes	5,144	5,183	3,590
Income tax expense on exercise of options	14	4	—
Loss (gain) on sale of assets	273	(501)	2,668
Deferred and other compensation	205	198	206
Compensation expense related to restricted stock awards	423	334	142
Amortization of deferred costs	265	288	316
Changes in assets and liabilities:			
Decrease in receivables and prepaid expenses	510	456	683
Payments for broadcast program rights	(610)	(611)	(530)
(Decrease) increase in accounts payable, accrued expenses, and other liabilities	(88)	2,537	(1,528)
Total adjustments	15,770	17,200	16,051
Net cash provided by operating activities	26,774	29,648	26,617
Cash flows from investing activities:			
Acquisition of property and equipment	(9,852)	(10,504)	(10,426)
Increase in other intangibles and other assets	(180)	(2,887)	(599)
Acquisition of broadcast properties	(10,298)	(2,869)	(31,729)
Proceeds from sale and disposal of assets	50	1,027	1,835
Net cash used in investing activities	(20,280)	(15,233)	(40,919)
Cash flows from financing activities:			
Proceeds from long-term debt	—	—	34,750
Payments on long-term debt	(4,000)	(15,000)	(7,000)
Payments for debt issuance costs	—	(350)	(200)
Purchase of shares held in treasury	(126)	(3,487)	(7,433)
Net proceeds from exercise of stock options	176	53	240
Net cash (used in) provided by financing activities	(3,950)	(18,784)	20,357
Net increase (decrease) in cash and cash equivalents	2,544	(4,369)	6,055
Cash and cash equivalents, beginning of year	10,799	15,168	9,113
Cash and cash equivalents, end of year	$ 13,343	$ 10,799	$ 15,168

See accompanying notes.

1. Summary of Significant Accounting Policies

Nature of Business

Saga Communications, Inc. is a broadcasting company whose business is devoted to acquiring, developing and operating broadcast properties. As of December 31, 2007 we owned or operated ninety-one radio stations, five television stations, four low-power television stations and five radio information networks serving twenty-six markets throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Saga Communications, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we do not believe that the ultimate settlement of any amounts reported will materially affect our financial position or results of future operations, actual results may differ from estimates provided.

Concentration of Risk

Historically our top six markets when combined represented 47%, 48% and 50% of our net operating revenue for the years ended December 31, 2007, 2006 and 2005, respectively.

Concentration of Credit Risk

We sell advertising to local and national companies throughout the United States. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain an allowance for doubtful accounts at a level which we believe is sufficient to cover potential credit losses.

Financial Instruments

We account for marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* which requires that certain debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading securities, and depending upon the classification, value the security at fair market value. We have no marketable securities at December 31, 2007 and 2006 (see Note 3). During the year ended December 31, 2005, we realized a gain on sale of securities of approximately $97,000.

Our financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The carrying value of long-term debt approximates fair value as it carries interest rates that either fluctuate with the euro-dollar rate, prime rate or have been reset at the prevailing market rate at December 31, 2007.

Allowance for Doubtful Accounts

A provision for doubtful accounts is recorded based on our judgment of the collectibility of receivables. Amounts are written off when determined to be fully uncollectible. Delinquent accounts are based on contractual terms. The activity in the allowance for doubtful accounts during the years ended December 31, 2007, 2006 and 2005 was as follows:

Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Write Off Uncollectible Accounts, Net of Recoveries	Balance at End of Period
		(In thousands)		
December 31, 2007	$ 774	$804	$(590)	$ 988
December 31, 2006	1,071	404	(701)	774
December 31, 2005	922	700	(551)	1,071

Barter Transactions

Our radio and television stations trade air time for goods and services used principally for promotional, sales and other business activities. An asset and a liability are recorded at the fair market value of goods or services received. Barter revenue is recorded when commercials are broadcast, and barter expense is recorded when goods or services are received or used.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. When property and equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. Depreciation is provided using the straight-line method based on the estimated useful life of the assets. We evaluate the recoverability of our property and equipment, deferred costs and investments, in accordance with SFAS No. 144, *"Accounting for the Impairment of Long-Lived Assets."*

Property and equipment consisted of the following:

	Estimated Useful Life	December 31, 2007	December 31, 2006
		(In thousands)	
Land and land improvements	—	$ 11,170	$ 10,692
Buildings	31.5 years	31,300	28,712
Towers and antennae	7-15 years	27,184	26,231
Equipment	3-15 years	72,904	69,280
Furniture, fixtures and leasehold improvements	7-20 years	7,125	6,794
Vehicles	5 years	3,821	3,754
		153,504	145,463
Accumulated depreciation		(77,287)	(71,805)
Net property and equipment		$ 76,217	$ 73,658

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $7,968,000, $7,787,000 and $7,588,000, respectively.

In 2006, the FCC granted to Sprint Nextel Corporation ("Nextel") the right to reclaim from broadcasters in each market across the country the 1.9 GHz spectrum to use for an emergency communications system. In order to reclaim this signal, Nextel must replace all analog equipment currently using this spectrum with digital equipment. All broadcasters have agreed to use the digital substitute that Nextel will provide. The exchange of equipment will be completed on a market by market basis. As the equipment is exchanged and put into service in each of our markets beginning in the first quarter of 2008, we expect to record gains to the extent that the fair market value of the equipment we receive exceeds the book value of the analog equipment we exchange.

Intangible Assets

Under SFAS No. 142, *"Accounting for Goodwill and Other Intangible Assets,"* ("SFAS 142") goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to impairment tests which are conducted annually, or more frequently if impairment indicators arise.

We consider FCC broadcast licenses to have indefinite lives. Factors that we considered in evaluating that the radio and television FCC licenses are indefinite-lived intangible assets under SFAS 142 include the following:

- The radio and television broadcasting licenses may be renewed indefinitely at little cost.
- The radio and television broadcasting licenses are essential to our business, and we intend to renew our licenses indefinitely.
- We have never been denied the renewal of a FCC broadcast license.
- We do not believe that there will be any compelling challenge to the renewal of our broadcast licenses.
- We do not believe that the technology used in broadcasting will be replaced by another technology in the foreseeable future.

Based on the above, we believe cash flows from our radio and television licenses are expected to continue indefinitely.

Separate intangible assets that have finite lives are amortized over their useful lives using the straight-line method. Favorable lease agreements are amortized over the lives of the leases ranging from 4 to 26 years. Other intangibles are amortized over one to eleven years.

In accordance with SFAS 142 we perform our impairment test of goodwill and broadcast licenses as of October 1 of each year by comparing their estimated fair value to the related carrying value as of that date (see Note 2).

Deferred Costs

The costs related to the issuance of debt are capitalized and accounted for as interest expense over the life of the debt. During the years ended December 31, 2007, 2006 and 2005, we recognized interest expense related to the amortization of debt issuance costs of $265,000, $288,000 and $316,000, respectively. At December 31, 2007 and 2006, the net book value of deferred costs were $1,215,000 and $1,480,000, respectively, and were presented in other intangibles, deferred costs and investments.

Broadcast Program Rights

We record the capitalized costs of broadcast program rights when the license period begins and the programs are available for use. Amortization of the program rights is recorded using the straight-line method over the license period or based on the number of showings. Amortization of broadcast program rights is included in station operating expense. Unamortized broadcast program rights are classified as current or non-current based on estimated usage in future years.

Treasury Stock

We have a Stock Buy-Back Program (the "Buy-Back Program"), which as of December 31, 2007, allowed us to purchase up to $30,000,000 of our Class A Common Stock. From its inception in 1998 through December 31, 2007, we have repurchased 1,907,210 shares of our Class A Common Stock for approximately $26,252,000. Repurchases of shares of our Common Stock are recorded as Treasury Stock and result in a reduction of Stockholders' Equity. During 2007, 2006 and 2005, we acquired 12,821 shares at an average price of $9.86 per share, 420,700 shares at an average price of $8.29 per share and 489,325 shares at an average price of $15.19 per share, respectively. During 2007, we issued 19,273 shares of Treasury Stock in connection with our employee stock purchase plan. During 2006, we issued 22,895 shares of Treasury Stock in connection with our employee stock purchase plan. During 2005, we issued 326,254 shares of Treasury Stock in connection with our acquisition of broadcast properties and our employee stock purchase plan.

In January 2008, our board of directors authorized an increase in the amount committed to the Buy-Back Program from $30 million to $60 million. In connection therewith, we entered into a stock repurchase plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate the repurchase of our Class A Common Stock. Our previous Rule 10b5-1 plan terminated on November 8, 2006.

Revenue Recognition

Revenue from the sale of commercial broadcast time to advertisers is recognized when commercials are broadcast. Revenue is reported net of advertising agency commissions. Agency commissions, when applicable are based on a stated percentage applied to gross billing. All revenue is recognized in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Topic 13, *"Revenue Recognition Revised and Updated."*

Time Brokerage Agreements/Local Marketing Agreements

We have entered into Time Brokerage Agreements ("TBA's") or Local Marketing Agreements ("LMA's") in certain markets. In a typical TBA/LMA, the Federal Communications Commission ("FCC") licensee of a station makes available, for a fee, blocks of air time on its station to another party that supplies programming to be broadcast during that air time and sells its own commercial advertising announcements during the time periods specified. We account for TBA's/LMA's under SFAS 13, *Accounting for Leases*, and related interpretations. Revenue and expenses related to TBA's/LMA's are included in the accompanying Consolidated Statements of Income.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Such costs amounted to approximately $6,405,000, $6,495,000 and $7,942,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

We account for income taxes under SFAS No. 109, *"Accounting for Income Taxes."* Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes and Related Implementation Issues,"* ("FIN 48") that provides guidance on the financial statement recognition, measurement, presentation and disclosure of certain tax positions that a company has taken or expects to take on a tax return. Under FIN 48, financial statements should reflect expected future tax consequences of such positions presuming the taxing authorities have full knowledge of the position and all relevant facts. The Company adopted the provisions of FIN 48 effective January 1, 2007, which did not have a material impact on our financial position, results of operations or cash flows.

Stock Based Compensation

On January 1, 2006, we adopted the Revised SFAS No. 123, *"Share-Based Payment,"* ("SFAS 123R") and elected to use the modified prospective transition method and the Black-Scholes valuation model. SFAS 123R requires us to measure and recognize compensation expense for all share-based compensation awards. Compensation cost under SFAS 123R is recognized ratably using the straight-line attribution method over the expected vesting period. In addition, SFAS 123R requires the estimation of expected forfeitures at the grant date and the recognition of compensation cost only for those awards expected to vest. If actual forfeitures differ from the estimates, then the estimated forfeitures are revised in subsequent periods. See Note 7 — Stock-Based Compensation for further details regarding the expense calculated under the fair value based method.

Prior to January 1, 2006, expense related to stock options was calculated using the intrinsic value method under the guidelines of Accounting Principles Board ("APB") Opinion No. 25, and has therefore not been included in consolidated statement of income in 2005.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Numerator:			
Net income available to common stockholders	$11,004	$12,448	$10,566
Denominator:			
Denominator for basic earnings per share-weighted average shares	20,091	20,442	20,482
Effect of dilutive securities:			
Stock options	24	16	193
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	20,115	20,458	20,675
Basic earnings per share	$ .55	$ .61	$ .52
Diluted earnings per share	$ .55	$ .61	$ .51

The number of options outstanding that currently have an anti-dilutive effect on our earnings per share calculation is approximately 2,683,000. The actual effect of these shares, if any, on the diluted earnings per share calculation will vary significantly depending on fluctuations in the stock price.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations"* ("SFAS 141R"), which changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effect of the business combination. SFAS 141R is effective prospectively for fiscal years beginning after December 15, 2008 (as of January 1, 2009 for the Company). SFAS 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 151"* ("SFAS 160"), which establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not currently expect the adoption of SFAS 160 to have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"), which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and we are currently evaluating its impact and effect on our financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with accounting standards generally accepted in the United States, and expands disclosures about fair value measurements. Companies will need to apply the recognition and disclosure provision of SFAS 157 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually effective January 1, 2008. In February 2008, the FASB issued FSP FAS 157-2 that delayed by one year, the effective date of SFAS 157 for the majority of nonfinancial assets and nonfinancial liabilities. However, the Company would still be required to adopt SFAS 157 as of January 1, 2008 for certain assets which were not included in FSP FAS 157-2. We are currently evaluating its impact and effect on our financial position, results of operations and cash flows.

In September 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-4, *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."* EITF No. 06-4 requires that for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods, an employer should recognize a liability for future benefits in accordance with SFAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact of EITF Issue No. 06-4 on our financial position, results of operations and cash flows.

2. Broadcast Licenses, Goodwill and Other Intangibles Assets

We evaluate our FCC licenses for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. FCC licenses are evaluated for impairment at the market level using a direct method. If the carrying amount of FCC licenses is greater than their estimated fair value in a given market, the carrying amount of FCC licenses in that market is reduced to its estimated fair value. We also evaluate goodwill in each of its reporting units (reportable segment) for impairment annually, or more frequently if certain circumstances are present. If the carrying amount of goodwill in a reporting unit is greater than the implied value of goodwill for that reporting unit determined from the estimated fair value of the reporting units, the carrying amount of goodwill in that reporting unit is reduced to its estimated fair value.

We utilize independent appraisals in testing FCC licenses and goodwill for impairment when indicators of impairment are present. These appraisals principally use the discounted cash flow methodology. This income approach consists of a quantitative model, which incorporates variables such as market advertising revenues, market revenue share projections, anticipated operating profit margins and various discount rates.

The variables used in the analysis reflect historical station and advertising market growth trends, as well as anticipated performance and market conditions. Multiples of operating cash flow are also considered.

We completed the impairment tests for our broadcast licenses and goodwill as of October 1, 2007 and October 1, 2006 and no impairment was indicated. In 2005, we recorded an impairment charge of approximately $1,168,000 related to our Jonesboro, Arkansas radio market and Greenville, Mississippi television market. We estimated the fair value of those markets' intangible assets with the assistance of an independent third-party valuation company. See Note 13 for impairment charges by segment recorded in 2005.

We evaluate amortizable intangible assets for recoverability when circumstances indicate impairment may have occurred, using an undiscounted cash flow methodology. If the future undiscounted cash flows for the intangible asset are less than net book value, then the net book value is reduced to the estimated fair value.

Broadcast licenses

We have recorded the changes to broadcast licenses for each of the years ended December 31, 2007 and 2006 as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Amount
		(In thousands)	
Balance at January 1, 2006	$157,112	$8,187	$148,925
Acquisitions	1,189	—	1,189
Balance at December 31, 2006	$158,301	$8,187	$150,114
Acquisitions	12,210	—	12,210
Reclass from Goodwill	778	—	778
Balance at December 31, 2007	$171,289	$8,187	$163,102

Goodwill

We have recorded the changes to goodwill for each of the years ended December 31, 2007 and 2006 as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Amount
		(In thousands)	
Balance at January 1, 2006	$61,853	$13,091	$48,762
Acquisitions	843	—	843
Balance at December 31, 2006	$62,696	$13,091	$49,605
Acquisitions	834	—	834
Reclass to Broadcast License	(778)	—	(778)
Balance at December 31, 2007	$62,752	$13,091	$49,661

Other Intangible Assets

We have recorded amortizable intangible assets at December 31, 2007 as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Amount
		(In thousands)	
Non-competition agreements	$ 4,565	$ 4,519	$ 46
Favorable lease agreements	5,862	5,334	528
Other intangibles	1,616	1,484	132
Total amortizable intangible assets	$12,043	$11,337	$706

We have recorded amortizable intangible assets at December 31, 2006 as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Amount
		(In thousands)	
Non-competition agreements	$ 4,565	$ 4,469	$ 96
Favorable lease agreements	5,849	5,177	672
Other intangibles	1,558	1,473	85
Total amortizable intangible assets	$11,972	$11,119	$853

Aggregate amortization expense for these intangible assets for the years ended December 31, 2007, 2006 and 2005, was $218,000, $367,000 and $1,452,000, respectively. Our estimated annual amortization expense for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 is approximately $128,000, $37,000, $37,000, $37,000 and $37,000, respectively.

3. Total Comprehensive Income and Accumulated Other Comprehensive Income

Total comprehensive income consists of:

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Net income	$11,004	$12,448	$10,566
Accumulated other comprehensive income:			
Change in market value of securities net of taxes of $-, $- and $1, respectively	—	—	2
Gain realized on sale of securities, net of taxes of $35	—	—	(62)
Total comprehensive income	$11,004	$12,448	$10,506

Accumulated comprehensive income consisted of marketable securities as follows (in thousands):

Balance at January 1, 2005	$ 60
Change in market value of securities, net of $1 taxes	2
Gain realized on sale of securities, net of taxes of $35	(62)
Balance at December 31, 2005	$ —

4. Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Credit Agreement:		
Reducing revolver facility	$128,850	$132,850
Secured debt of affiliate	1,061	1,061
	129,911	133,911
Amounts payable within one year	—	—
	$129,911	$133,911

Future maturities of long-term debt are as follows:

Year Ending December 31,	(In thousands)
2008	$ —
2009	1,061
2010	28,850
2011	50,000
2012	50,000
Thereafter	—
	$129,911

Our Credit Agreement is a $200,000,000 reducing revolving line of credit maturing on July 29, 2012. Our indebtedness under the Credit Agreement is secured by a first priority lien on substantially all of our assets and of our subsidiaries, by a pledge of our subsidiaries' stock and by a guarantee of our subsidiaries. We have approximately $71,150,000 of unused borrowing capacity under the Credit Agreement at December 31, 2007.

On March 31, 2008, the Revolving Commitments (as defined in the Credit Agreement) will be permanently reduced quarterly in amounts ranging from 3.125% to 12.5% of the total Revolving Commitments in effect on March 31, 2008. Any outstanding balance under the Credit Agreement will be due on the maturity date of July 29, 2012. In addition, the Revolving Commitments shall be further reduced by specified percentages of Excess Cash Flow (as defined in the Credit Agreement) based on leverage ratios.

In May 2006, we amended our current credit agreement (the "Credit Agreement") to reduce the interest rate margin for LIBOR and the Agent bank's base rate; to reduce the bank's commitment fee percentage; to increase the total Revolving Commitments to $200,000,000; and to extend the maturity date of the Revolving Commitments to July 29, 2012. Interest rates under the Credit Agreement are payable, at our option, at alternatives equal to LIBOR at the reset date (4.50% to 4.9375% at December 31, 2007) plus 0.75% to 1.25% (5.375% to 5.50% at December 31, 2006 plus 0.75% to 1.25%) or the Agent bank's base rate plus 0%. The spread over LIBOR and the base rate vary from time to time, depending upon our financial leverage. We also pay quarterly commitment fees of 0.25% to 0.375% per annum on the unused portion of the Credit Agreement.

The Credit Agreement contains a number of financial covenants (all of which we were in compliance with at December 31, 2007) that, among other things, requires us to maintain specified financial ratios and impose certain limitations on us with respect to (i) the incurrence of additional indebtedness; (ii) acquisitions, except under specified conditions; (iii) the incurrence of additional liens, except those relating to capital leases and purchase money indebtedness; (iv) the disposition of assets; (v) the payment of cash dividends; and (vi) mergers, changes in business and management, investments and transactions with affiliates. The financial covenants become more restrictive over the life of the Credit Agreement. The Credit Agreement allows for the payment of dividends provided certain requirements are met.

5. Supplemental Cash Flow Information

For the purposes of the statements of cash flows, cash and cash equivalents include temporary investments with maturities of three months or less.

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Cash paid during the period for:			
Interest	$9,235	$8,424	$8,032
Income taxes	2,245	2,816	3,506
Non-cash transactions:			
Barter revenue	$4,331	$4,226	$4,447
Barter expense	4,217	4,021	4,208
Acquisition of property and equipment	67	60	75

In conjunction with the acquisition of the net assets of broadcasting companies, debt and liabilities were assumed as follows:

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Fair value of assets acquired	$ 14,151	$ 3,771	$ 39,054
Cash paid	(10,298)	(2,869)	(31,729)
Issuance of restricted stock	—	—	(4,588)
Debt and liabilities assumed	$ 3,853	$ 902	$ 2,737

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2007	2006
	(In thousands)	
Deferred tax liabilities:		
Property and equipment	$ 8,112	$ 8,003
Intangible assets	30,431	24,695
Prepaid expenses	562	573
Total deferred tax liabilities	39,105	33,271
Deferred tax assets:		
Allowance for doubtful accounts	399	308
Compensation	2,574	2,042
Other accrued liabilities	116	154
Loss carry forwards	177	69
	3,266	2,573
Less: valuation allowance	177	69
Total net deferred tax assets	3,089	2,504
Net deferred tax liabilities	$ 36,016	$ 30,767
Current portion of deferred tax assets	$ 813	$ 600
Non-current portion of deferred tax liabilities	(36,829)	(31,367)
Net deferred tax liabilities	$(36,016)	$(30,767)

At December 31, 2007, we have state and local tax loss carry forwards of approximately $6,619,000, which will expire from 2009 to 2023. During 2007, we generated approximately $5,625,000 in state and local tax loss carry forwards and we utilized approximately $467,000 in state and local tax loss carry forwards and accordingly, the valuation allowances increased by $108,000. At December 31, 2007, the valuation allowance for net deferred tax assets relates to state and local loss carry forwards. SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

At December 31, 2007 and 2006, net deferred tax liabilities include a deferred tax asset of $686,000 and $302,000, respectively, relating to stock-based compensation expense under SFAS 123R. Full realization of this deferred tax asset requires stock options to be exercised at a price equaling or exceeding the sum of the grant price plus the fair value of the option at the grant date and restricted stock to vest at a price equaling or exceeding the fair market value at the grant date. The provisions of SFAS 123R, however, do not allow a valuation allowance to be recorded unless the company's future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the price of the Company's common stock will increase to levels sufficient to realize the entire tax benefit currently reflected in the balance sheet at December 31, 2007 and 2006. See Note 7 — Stock-Based Compensation for further discussion of SFAS 123R.

The significant components of the provision for income taxes are as follows:

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Current:			
Federal	$2,075	$3,100	$2,120
State	471	382	507
Total current	2,546	3,482	2,627
Total deferred	5,144	5,183	3,590
	$7,690	$8,665	$6,217

In addition, we realized tax (expense) benefits as a result of stock option exercises for the difference between compensation expense for financial statement and income tax purposes. These tax (expense) benefits were recorded to additional paid-in capital in the amounts of approximately $(14,000), $(4,000) and $44,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is as follows:

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Tax at U.S. statutory rates	$6,496	$7,433	$5,933
State taxes, net of federal benefit	1,038	1,220	755
Other, net	48	25	(99)
Change in valuation allowance on loss carry forwards	108	(13)	(372)
	$7,690	$8,665	$6,217

As previously discussed, the Company adopted FIN 48, on January 1, 2007, which provides guidance on the financial statement recognition, measurement, presentation and disclosure of certain tax positions that a company has taken or expects to take on a tax return. Prior to adopting FIN 48, the Company's policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to the effective income tax rate in the period of resolution. As compared to the contingency approach, FIN 48 is based on a benefit of recognition model. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. The initial application of FIN 48 did not have a material effect on the Company's financial position, statement of income or cash flows.

The Company files income taxes in the U.S. federal jurisdiction, and in various state and local jurisdictions. The Company is no longer subject to U.S. federal examinations by the Internal Revenue Service (IRS) for years prior to 2005. During the second quarter of 2007, the IRS commenced an examination of the Company's 2004 and 2005 U.S. federal income tax returns, which was completed during the first quarter of 2008. The IRS proposed certain adjustments; however none of them had a significant impact to the Company's income tax positions. The Company is subject to examination for income and non-income tax filings in various states.

Included in the balance sheets at December 31, 2007 and 2006 are tax accruals of approximately $135,000 and $288,000, respectively, for uncertain tax positions. The decrease in these accruals during the year ended December 31, 2007 was primarily related to the settlement of tax uncertainties and lapses in statutes of limitations. Recognition of any of the related unrecognized tax benefits would affect the Company's effective tax rate.

We classify income tax-related interest and penalties as interest expense and corporate general and administrative expense, respectively. For the year ended December 31, 2007, we recognized $31,000 of tax-related interest and penalties and had approximately $31,000 accrued at December 31, 2007.

7. Stock-Based Compensation

Employee Stock Purchase Plan

We have an employee stock purchase plan (ESPP) for all eligible employees. Our ESPP is deemed compensatory under the provisions of SFAS 123R. See Note 8 — Employee Benefit Plans for further discussion.

2005 Incentive Compensation Plan

On May 9, 2005, our stockholders approved the 2005 Incentive Compensation Plan (the "2005 Plan") which replaces our 2003 Stock Option Plan (the "2003 Plan") as to future grants. The 2005 Plan extends through March 2015 and allows for the granting of restricted stock, restricted stock units, incentive stock options, nonqualified stock options, and performance awards to officers and a selected number of employees. The number of shares of Common Stock that may be issued under the 2005 Plan may not exceed 500,000 shares of Class B Common Stock, 1,500,000 shares of Class A Common Stock of which up to 500,000 shares of Class A Common Stock may be issued pursuant to incentive stock options and 500,000 Class A Common Stock issuable upon conversion of Class B Common Stock. Awards denominated in Class A Common Stock may be granted to any employee under the 2005 Plan. However, awards denominated in Class B Common Stock may only be granted to Edward K. Christian, President, Chief Executive Officer, Chairman of the Board of Directors, and the holder of 100% of the outstanding Class B Common Stock of the Corporation. Stock options granted under the 2005 Plan may be for terms not exceeding ten years from the date of grant and may not be exercised at a price which is less than 100% of the fair market value of shares at the date of grant.

2003 Stock Option Plan

In 2003, we adopted the 2003 Plan, upon expiration of our 1992 Stock Option Plan (the "1992 Plan") in December 2002, pursuant to which our key employees, including directors who are employees, were eligible to receive grants of options to purchase our Class A Common Stock or Class B Common Stock. Options granted under the 2003 Plan were either incentive stock options (within the meaning of Section 422A of the Internal Revenue Code of 1986) or non-qualified options. Options for Class A Common Stock could be granted to any employee of the Corporation. Options for Class B Common Stock could only be granted to Edward K. Christian, President, Chief Executive Officer, Chairman of the Board of Directors, and the holder of 100% of the outstanding Class B Common Stock of the Corporation. With the approval of the 2005 Plan, the 2003 Plan was terminated as to future grants, therefore the shares available for future grants under the 2003 Plan are no longer available.

1997 Non-Employee Director Stock Option Plan

In 1997, we adopted the 1997 Non-Employee Director Stock Option Plan (the "Directors Plan") pursuant to which our directors who are not our employees are eligible to receive options. Under the terms of the Directors Plan, on the last business day of January of each year during the term of the Directors Plan, in lieu of their directors' retainer for the previous year, each eligible director shall automatically be granted an option to purchase that number of our shares of Class A Common Stock equal to the amount of the retainer divided by the fair market value of our Common Stock on the last trading day of the December immediately preceding the date of grant less $.01 per share. The option exercise price is $.01 per share. Options granted under the Directors Plan are non-qualified stock options, shall be immediately vested and become exercisable at the written election of the director. The options expire on the earlier of (i) 10 years from the date of grant or (ii) the March 16th following the calendar year in which they first become exercisable. This plan expired on May 12, 2007.

Effective January 1, 2007, each director who is not an employee shall receive cash for his or her services as a director.

Impact of the adoption of the SFAS 123R

We adopted SFAS 123R using the modified prospective transition method beginning January 1, 2006. Accordingly, during the year ended December 31, 2006, we recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 1, 2006, as if the fair value method required for pro forma disclosure under SFAS 123 were in effect for expense recognition purposes, adjusted for forfeitures. For stock-based awards granted after January 1, 2006, we have recognized compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model. For these awards, we have recognized compensation expense using a straight-line amortization method. As SFAS 123R requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the year ended December 31, 2007 and 2006 has been reduced for forfeitures. When estimating forfeitures, we consider voluntary termination behaviors as well as trends of actual option forfeitures. The compensation expense recognized in corporate general and administrative expense of our results of operations for the years ended December 31, 2007 and 2006 was approximately $943,000 and $760,000, respectively. The associated future income tax benefit recognized for the years ended December 31, 2007 and 2006 was approximately $387,000 and $312,000, respectively.

We calculated the fair value of the each option award on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for each respective period:

	2007 Grants	2006 Grants	2005 Grants
Weighted average grant date fair value per share	$ 4.82	$ 4.49	$ 6.91
Expected volatility	36.50%	37.19%	37.14%
Expected term of options (years)	7.9	7.8	7.6
Risk-free interest rate	4.76%	4.27%	3.96%
Dividend yield	0%	0%	0%

The estimated expected volatility, expected term of options and estimated annual forfeiture rate were determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The following summarizes the stock option transactions for the 2005, 2003 and 1992 Plans for the year ended December 31:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (Years)
Outstanding at January 1, 2005	2,721,004	$15.58		
Granted	271,941	14.25		
Exercised	(28,278)	5.92		
Forfeited/canceled/expired	(895,717)	19.19		
Outstanding at December 31, 2005	2,068,950	$13.97	4.9	$343,040
Granted	506,138	9.00		
Exercised	(9,762)	5.83		
Forfeited/canceled/expired	(34,069)	15.33		
Outstanding at December 31, 2006	2,531,257	$12.99	5.0	$353,721
Granted	184,381	9.49		
Exercised	(24,853)	7.64		
Forfeited/canceled/expired	(8,033)	10.50		
Outstanding at December 31, 2007	2,682,752	$12.81	4.4	$ —
Vested and Exercisable at December 31, 2007	1,944,489	$13.79	2.9	$ —

The weighted average fair value of stock options granted during the years ended December 31, 2007, 2006 and 2005 was $4.82, $4.49 and $6.91, respectively

The following summarizes the non-vested stock option transactions for the 2005, 2003 and 1992 Plans for the year ended December 31:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2005	1,319,984	$2.56
Granted	271,941	6.91
Vested	(431,764)	7.67
Forfeited/canceled/expired	(891,375)	0.10
Non-vested at December 31, 2005	268,786	$6.91
Granted	506,138	4.49
Vested	(53,743)	6.91
Forfeited/canceled/expired	(7,946)	5.79
Non-vested at December 31, 2006	713,235	$5.20
Granted	184,381	4.82
Vested	(151,820)	5.32
Forfeited/canceled/expired	(7,533)	5.07
Non-vested at December 31, 2007	738,263	$5.09

The following summarizes the stock option transactions for the Directors Plans for the year ended December 31:

	Number of Options	Weighted Average Price per Share	Aggregate Intrinsic Value
Outstanding at January 1, 2005	21,511	$0.008	
Granted	4,751	0.010	
Exercised	(14,069)	0.009	
Forfeited	—	—	
Outstanding at December 31, 2005	12,193	$0.008	$132,437
Granted	13,242	0.010	
Exercised	(6,299)	0.010	
Forfeited	—	—	
Outstanding at December 31, 2006	19,136	$0.009	$183,726
Granted	22,428	0.010	
Exercised	(18,484)	0.010	
Forfeited	—	—	
Outstanding and exercisable at December 31, 2007	23,080	$0.009	$135,726

For the years ended December 31, 2007, 2006 and 2005 we had approximately $1,366,500, $1,309,600 and $373,600, respectively, of total compensation expense related to stock-based arrangements. The associated tax benefit recognized for the years ended December 31, 2007, 2006 and 2005 was approximately $560,300, $536,900 and $153,200, respectively.

The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $225,000, $90,000 and $441,000, respectively. Cash received from stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $176,000, $53,000 and $240,000, respectively.

The following summarizes the restricted stock transactions for the year ended December 31:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2005	—	$ —
Granted	60,429	14.25
Vested	—	—
Forfeited/canceled/expired	(701)	13.80
Outstanding at December 31, 2005	59,728	$14.25
Granted	112,471	9.00
Vested	(11,936)	14.25
Forfeited/canceled/expired	(1,765)	11.84
Outstanding at December 31, 2006	158,498	$10.55
Granted	40,972	9.49
Vested	(33,724)	10.81
Forfeited/canceled/expired	(1,674)	10.28
Non-vested and outstanding at December 31, 2007	164,072	$10.24
Weighted average remaining contractual life (in years)	2.9	

The weighted average grant date fair value of restricted stock that vested during 2007 and 2006 was approximately $364,000 and $170,000, respectively (none in 2005). The net value of unrecognized compensation cost related to unvested restricted stock awards aggregated $1,315,000 and $1,367,000 at December 31, 2007 and 2006, respectively.

Pro forma Information for Periods Prior to the Adoption of SFAS 123R

Prior to the adoption of SFAS 123R, we provided the disclosures required under SFAS No. 123, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation — Transition and Disclosures."* Employee stock-based compensation expense recognized under SFAS 123R was not reflected in our results of operations for the year ended December 31, 2005 for employee stock option awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. Our ESPP was deemed compensatory under the provisions of APB No. 25. Forfeitures of awards were recognized as they occurred. Previously reported amounts have not been restated.

The pro forma information for the year ended December 31, 2005 was as follows (in thousands, except per share amounts):

	Year Ended December 31, 2005
Net income, as reported	$10,566
Add back: stock based compensation cost, net of tax	137
Less: pro forma stock based compensation cost determined under fair value method, net of tax	(4,544)
Pro forma net income	$ 6,159
Pro forma earnings per share:	
Basic	$ .30
Diluted	$ .30

The fair value of our stock options was estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2005 and consistent with the requirements of SFAS 123: risk-free interest rate of 4.0%, a dividend yield of 0%, expected volatility of 30.1%, and a weighted average expected life of the options of 7 years. Under these assumptions, the weighted average fair value of an option to purchase one share granted in 2005 was $5.79. As of December 31, 2006 we refined our estimates of assumptions used in the calculation of compensation cost for stock options granted during 2005. The effect of these assumptions and related compensation cost are immaterial and are in accordance with the provisions of SFAS 123R.

8. Employee Benefit Plans

401(k) Plan

We have a defined contribution pension plan ("401(k) Plan") that covers substantially all employees. Employees can elect to have a portion of their wages withheld and contributed to the plan. The 401(k) Plan also allows us to make a discretionary contribution. Total expense under the 401(k) Plan was approximately $352,000, $339,000 and $391,000 in 2007, 2006 and 2005, respectively, of which approximately $303,000, $285,000 and $280,000 represents our discretionary contributions in 2007, 2006 and 2005, respectively.

Employee Stock Purchase Plan

In 1999 our stockholders approved the Employee Stock Purchase Plan ("ESPP") under which a total of 1,562,500 shares of our Class A Common Stock is eligible for sale to our employees. At December 31, 2007 approximately 1,396,000 shares are reserved for issuance under the ESPP. The ESPP was effective July 1, 1999. Each quarter, an eligible employee may elect to withhold up to 10 percent of his or her compensation up to a maximum of $5,000 to purchase shares of our stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. The ESPP will terminate on the earlier of the issuance of 1,562,500 shares pursuant to the ESPP or December 31, 2008. There were 19,273, 22,895 and 21,445 shares issued under the ESPP in 2007, 2006 and 2005, respectively. Compensation expense recognized related to the ESPP for the years ended December 31, 2007, 2006 and 2005 was approximately $24,000, $31,000 and $45,000, respectively. The ESPP is deemed compensatory under the provisions of FAS 123R.

Deferred Compensation Plan

In 1999 we established a Nonqualified Deferred Compensation Plan which allows officers and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred and any earnings thereon. Deferred compensation expense for the years ended December 31, 2007, 2006 and 2005 was approximately $330,000, $253,000 and $302,000, respectively. We invest in company-owned life insurance policies to assist in funding these programs. The cash surrender values of these policies are in a rabbi trust and are recorded as our assets.

Split Dollar Officer Life Insurance

The Company provides split dollar insurance benefits to certain executive officers and records an asset equal to the cumulative premiums paid on the related policies, as the Company will fully recover these premiums under the terms of the plan. The Company retains a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

9. Acquisitions and Dispositions

We actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. The consolidated statements of income include the operating results of the acquired stations from their respective dates of acquisition. All acquisitions were accounted for as purchases and, accordingly, the total costs were allocated to the acquired assets and assumed liabilities based on their estimated fair values as of the acquisition dates. The excess of the consideration paid over the estimated fair value of net assets acquired have been recorded as goodwill, which is deductible for tax purposes.

Pending Acquisitions

On January 21, 2004, we entered into agreements to acquire an FM radio station (WOXL-FM) serving the Asheville, North Carolina market. On November 1, 2002 we began providing programming under a Sub-Time Brokerage Agreement to WOXL-FM, and on January 31, 2008 we closed on the acquisition for approximately $9,374,000.

2007 Acquisitions

On November 1, 2007, we acquired an FM radio station (WCLZ-FM) serving the Portland, Maine market for approximately $3,555,000.

On August 31, 2007, we acquired two radio stations (WKRT-AM and WIII-FM licensed to Cortland, New York, and an FM translator station that rebroadcasts WIII) serving the Ithaca, New York market for approximately $3,843,000. Due to FCC ownership rules we were not permitted to own WKRT-AM and as part of the transaction we donated WKRT-AM to a non-profit organization.

On January 2, 2007, we acquired one FM radio station (WCNR-FM) serving the Charlottesville, Virginia market for $3,330,000. On September 1, 2006 we began providing programming under an LMA to WCNR-FM. We funded this acquisition on December 31, 2006.

On January 16, 2007, we agreed to pay $50,000 to cancel a clause in our 2003 purchase agreement of WSNI-FM in the Winchendon, Massachusetts market that would require us to pay the seller an additional $500,000 if within five years of closing we obtained approval from the FCC for a city of license change.

On January 2, 2007, in connection with the 2003 acquisition of one FM radio station (WJZA-FM) serving the Columbus, Ohio market, we paid an additional $850,000 to the seller upon obtaining approval from the FCC for a city of license change.

2006 Acquisitions

On August 7, 2006, we acquired one FM radio station (WTMT-FM) serving the Tazewell, Tennessee market for approximately $4,186,000 of which approximately $789,000 was paid in 2006, $2,047,000 was paid in 2007, and $1,350,000 is recorded as a note payable at December 31, 2007. We relocated the tower to Weaverville, North Carolina (serving the Asheville, North Carolina market) and started broadcasting in Asheville on June 8, 2007.

In October 2006, we acquired a tower, antenna and transmitter and entered into agreements with another radio station in connection with the city of license change for WJZA-FM mentioned above for approximately $2,069,000.

2005 Acquisitions and Dispositions

On November 22, 2005, we acquired one AM station (WVAX-AM) serving Charlottesville, Virginia market for approximately $151,000.

Effective June 1, 2005, we acquired two FM and two AM radio stations (WQNY-FM, WYXL-FM, WNYY-AM and WHCU-AM) serving the Ithaca, New York market for approximately $13,610,000. We financed this transaction through funds generated from operations and additional borrowings of approximately $11,000,000 under our Credit Agreement and the re-issuance of approximately $2,602,000 of our Class A Common Stock.

Effective January 1, 2005, we acquired one AM and two FM radio stations (WINA-AM, WWWV-FM and WQMZ-FM) serving the Charlottesville, Virginia market for approximately $22,490,000, including approximately $1,986,000 of our Class A Common Stock. We financed this transaction through funds generated from operations and additional borrowings of approximately $19,750,000 under our Credit Agreement.

Effective January 1, 2005, we acquired one AM radio station (WISE-AM) serving the Asheville, North Carolina market for approximately $2,192,000.

Effective January 1, 2005 we acquired a low power television station (KXTS-LP) serving Victoria, Texas market for approximately $268,000.

Condensed Consolidated Balance Sheet of 2007 and 2006 Acquisitions

The following condensed balance sheets represent the estimated fair value assigned to the related assets and liabilities of the 2007 and 2006 acquisitions at their respective acquisition dates.

Saga Communications, Inc.
Condensed Consolidated Balance Sheets
of 2007 and 2006 Acquisitions

	Acquisitions in 2007	Acquisitions in 2006
	(In thousands)	
Assets Acquired:		
Current assets	$ 130	$ —
Property and equipment	931	1,739
Other assets:		
Broadcast licenses — Radio segment	12,210	1,189
Broadcast licenses — Television segment	—	—
Goodwill — Radio segment	834	843
Goodwill — Television segment	—	—
Other intangibles, deferred costs and investments	46	—
Total other assets	13,090	2,032
Total assets acquired	14,151	3,771
Liabilities Assumed:		
Current liabilities	3,853	902
Total liabilities assumed	3,853	902
Net assets acquired	$10,298	$2,869

Saga Communications, Inc.

Notes to Consolidated Financial Statements — (Continued)

Pró Forma Results of Operations for Acquisitions and Dispositions (Unaudited)

The following unaudited pro forma results of our operations for the years ended December 31, 2007 and 2006 assume the acquisitions and dispositions in 2007 and 2006 occurred as of January 1, 2006. The pro forma results give effect to certain adjustments, including depreciation, amortization of intangible assets, increased interest expense on acquisition debt and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations, which would actually have occurred had the combinations been in effect on the dates indicated, or which may occur in the future.

	Years Ended December 31,	
	2007	2006
	(In thousands, except per share data)	
Consolidated Results of Operations:		
Net operating revenue	$144,982	$144,446
Station operating expense	107,159	105,626
Corporate general and administrative	9,800	8,870
Other operating income	—	(312)
Operating income	28,023	30,262
Interest expense	8,954	9,379
Other expense (income), net	273	(500)
Income tax expense	7,732	8,776
Net income	$ 11,064	$ 12,607
Basic earnings per share	$ .55	$ .62
Diluted earnings per share	$ .55	$ .62

	2007	2006
	(In thousands)	
Radio Broadcasting Segment		
Net operating revenue	$127,555	$126,774
Station operating expense	93,019	91,857
Other operating income	—	(312)
Operating income	$ 34,536	$ 35,229

	2007	2006
	(In thousands)	
Television Broadcasting Segment		
Net operating revenue	$17,427	$17,672
Station operating expense	14,140	13,769
Operating income	$ 3,287	$ 3,903

Saga Communications, Inc.

Notes to Consolidated Financial Statements — (Continued)

Reconciliation of Pro Forma Segment Operating Income to Pro Forma Consolidated Operating Income

	Radio	Television	Corporate and Other	Consolidated
		(In thousands)		
Twelve Months Ended December 31, 2007:				
Net operating revenue	$127,555	$17,427	$ —	$144,982
Station operating expense	93,019	14,140	—	107,159
Corporate general and administrative	—	—	9,800	9,800
Operating income (loss)	$ 34,536	$ 3,287	$(9,800)	$ 28,023

	Radio	Television	Corporate and Other	Consolidated
		(In thousands)		
Twelve Months Ended December 31, 2006:				
Net operating revenue	$126,774	$17,672	$ —	$144,446
Station operating expense	91,857	13,769	—	105,626
Corporate general and administrative	—	—	8,870	8,870
Other operating income	(312)	—	—	(312)
Operating income (loss)	$ 35,229	$ 3,903	$(8,870)	$ 30,262

10. Related Party Transactions

Acquisition of Stations from Affiliates of Directors

On January 16, 2007, we agreed to pay $50,000 to cancel a clause in our 2003 purchase agreement of WSNI-FM in the Winchendon, Massachusetts market that would require us to pay the seller an additional $500,000 if within five years of closing we obtained approval from the FCC for a city of license change. The radio station was owned by a company in which Robert Maccini, a member of our Board of Directors, is an officer and director of, and has a 33% voting ownership interest, and 26% non-voting ownership interest. The ownership interest of Mr. Maccini was disclosed to our Board prior to its approval of the transaction. Mr. Maccini did not participate in voting on this transaction when it came before the Board. The purchase price was determined on an arm's length basis. We began operating this station under the terms of a TBA on February 1, 2003.

This same company owned by Mr. Maccini has a 65% ownership interest in another company which entered into a licensing agreement with us, which renews annually unless terminated, to provide us with certain Internet radio services. We paid $22,000 in software licensing fees and $52,000 for computer hardware during the year ended December 31. 2007. The relationship of the companies to Mr. Maccini was disclosed to our Board prior to its approval of the license agreement and its determination that it was on an arms' length basis. Mr. Maccini did not participate in such vote.

Principal Stockholder Employment Agreement

In March 2002, we entered into an employment agreement with Edward K. Christian our principal stockholder, President and CEO. This agreement was effective April 1, 2002 and expires March 31, 2009. The agreement provides for certain compensation, death, disability and termination benefits, as well as the use of an automobile. The annual base salary under the agreement was $500,000 per year effective January 1, 2003 and subject to annual cost of living increases effective January 1, 2004 ($530,000 effective January 1, 2005, $549,000 effective January 1, 2006 and $567,000 effective January 1, 2007). The agreement also provides that he is eligible for stock options to be awarded at the discretion of our Board of Directors, and annual bonuses in such amounts as shall be determined pursuant to the terms of the Chief Executive Officer Annual Incentive Plan. In addition, the agreement provides that, upon the consummation of our sale or transfer of control, his employment will be terminated and we will pay him an amount equal to five times the average of his total annual compensation for the preceding three years, plus an additional amount as is necessary for applicable income taxes related to the payment. For the three years ended December 31, 2007 his average annual compensation, as defined by the employment agreement, was approximately $940,000.

In December 2007, we entered into a new employment agreement with Edward K. Christian, Chairman, President and CEO, which becomes effective as of April 1, 2009, following the expiration of his current employment agreement. The new employment agreement expires March 31, 2014. The agreement will provide for an annual base salary of $750,000 (subject to annual increases on each anniversary date not less than 3% or a defined cost of living increase). Under the agreement, Mr. Christian will be eligible for bonuses and stock options in amounts determined by the Compensation Committee and will continue to participate in the Company's benefit plans. The Company will maintain insurance policies currently in force, continue to furnish an automobile and will pay for an executive medical plan. In connection with the execution of the agreement, Mr. Christian was paid an extension payment of $100,000. The agreement provides generally that, upon the consummation of sale or transfer of control of the Company, Mr. Christian's employment will be terminated and the Company will pay him an amount equal to 2.99 times the average of his total annual compensation for each of the three immediately preceding periods of twelve consecutive months, plus an additional amount for applicable income taxes, including excise taxes, related to the payment. If Mr. Christian's employment is terminated for any reason, other than for cause, the Company will continue to provide health insurance and medical reimbursement and maintain existing life insurance policies for a period of ten years.

Like the current employment agreement, the agreement contains a covenant not to compete restricting Mr. Christian from competing with the Company in any of its markets if he voluntarily terminates his employment with the Company or is terminated for cause, for a three year period thereafter.

Change in Control Agreements

In December 2007, Samuel D. Bush, Senior Vice President and Chief Financial Officer, Steven J. Goldstein, Executive Vice President and Group Program Director, Warren S. Lada, Senior Vice President of Operations and Marcia K. Lobaito, Senior Vice President, Corporate Secretary and Director of Business Affairs, entered into Change in Control Agreements. A change in control is defined to mean the occurrence of (a) any person or group becoming the beneficial owner, directly or indirectly, of more than 30% of the combined voting power of the Company's then outstanding securities and Mr. Christian ceasing to be Chairman and CEO of the Company; (b) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting securities of the Company or such surviving entity; or (c) the approval of the stockholders of the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets.

If there is a change in control, the Company shall pay a lump sum payment within 45 days thereof of 1.5 times the average of the executive's last three full calendar years of such executive's base salary and any annual cash bonus paid. In the event that such payment constitutes a "parachute payment" within the meaning of Section 280G subject to an excise tax imposed by Section 4999 of the Internal Revenue Code, the Company shall pay the executive an additional amount so that the executive will receive the entire amount of the lump sum payment before deduction for federal, state and local income tax and payroll tax. In the event of a change in control (other than the approval of plan of liquidation), the Company or the surviving entity may require as a condition to receipt of payment that the executive continue in employment for a period of up to six months after consummation of the change in control. During such six months, executive will continue to earn his pre-existing salary and benefits. In such case, the executive shall be paid the lump sum payment upon completion of the continued employment. If, however, the executive fails to remain employed during this period of continued employment for any reason other than (a) termination without cause by the Company or the surviving entity, (b) death, (c) disability or (d) breach of the agreement by the Company or the surviving entity, then executive shall not be paid the lump sum payment. In addition, if the executive's employment is terminated by the Company without cause within six months prior to the consummation of a change in control, then the executive shall be paid the lump sum payment within 45 days of such change in control.

Transactions with Affiliate and Other Related Party Transactions

In May 1999 we entered into a TBA with Surtsey Productions ("Surtsey"), a multimedia company owned by Edward K. Christian's daughter. Surtsey owns a television station KVCT in Victoria, Texas. We operate KVCT under the terms of a TBA with Surtsey. Under the FCC's ownership rules we are prohibited from owning or having an attributable or cognizable interest in this station. Under the 16 year TBA, we pay fees of $3,100 per month plus accounting fees and reimbursement of expenses actually incurred in operating the station.

In 2003 we entered into an agreement of understanding with Surtsey, whereby we have guaranteed up to $1,250,000 of debt incurred by Surtsey to acquire the broadcast license for KFJX-TV station in Pittsburg, Kansas, a full power FOX affiliate. At December 31, 2007 there was $1,061,000 outstanding under this agreement. Under the FCC's ownership rules, we are prohibited from owning this station. We do not have any recourse provision in connection with our guarantee that would enable us to recover any amounts paid under the guarantee. As a result, at December 31, 2007 we have recorded $1,061,000 in debt and $1,061,000 in intangible assets, primarily broadcast licenses. In consideration for our guarantee, Surtsey has entered into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement. We paid fees under the agreements of approximately $4,100, $4,100, and $4,100 per month during 2007, 2006, and 2005, respectively, plus accounting fees and reimbursement of expenses actually incurred in operating the station.

Surtsey leases office space in a building owned by us, and paid us rent of approximately $6,000, $18,000, and $21,000 during the years ended December 31, 2007, December 31, 2006 and 2005, respectively. During the year ended December 31, 2007, Surtsey provided graphic design services of approximately $24,000 for our Milwaukee, WI market.

11. Common Stock

Dividends. Stockholders are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available for such purpose. However, no dividend may be declared or paid in cash or property on any share of any class of Common Stock unless simultaneously the same dividend is declared or paid on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock).

Voting Rights. Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (i) in the election for directors, (ii) with respect to any "going private" transaction between the Company and the principal stockholder, and (iii) as otherwise provided by law.

In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect twenty-five percent, or two, of our directors. The holders of the Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, are entitled to elect the remaining directors. The Board of Directors consisted of seven members at December 31, 2007. Holders of Common Stock are not entitled to cumulative votes in the election of directors.

The holders of the Common Stock vote as a single class with respect to any proposed "going private" transaction with the principal stockholder or an affiliate of the principal stockholder, with each share of each class of Common Stock entitled to one vote per share.

Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences and limitations of the shares of such class of common stock.

Liquidation Rights. Upon our liquidation, dissolution, or winding-up, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in accordance with the number of shares held in all assets available for distribution after payment in full of creditors.

In any merger, consolidation, or business combination, the consideration to be received per share by the holders of Class A Common Stock and Class B Common Stock must be identical for each class of stock, except that in any such transaction in which shares of common stock are to be distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the Class A Common Stock and the Class B Common Stock.

Other Provisions. Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. One share of Class B Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with the principal stockholder or, in the event of a transfer to an affiliated party, upon the death of the transferor.

12. Commitments and Contingencies

Leases

We lease certain land, buildings and equipment under noncancellable operating leases. Rent expense for the year ended December 31, 2007 was $1,803,000 ($1,694,000 and $1,720,000 for the years ended December 31, 2006 and 2005, respectively). Minimum annual rental commitments under noncancellable operating leases consisted of the following at December 31, 2007 (in thousands):

2008	$1,619
2009	1,210
2010	911
2011	773
2012	576
Thereafter	2,078
	$7,167

Broadcast Program Rights

We have entered into contracts for broadcast program rights that expire at various dates during the next five years. The aggregate minimum payments relating to these commitments consisted of the following at December 31, 2007 (in thousands):

2008	$ 616
2009	630
2010	512
2011	302
2012	128
Thereafter	16
	$2,204
Amounts due within one year (included in accounts payable)	616
	$1,588

Contingencies

In 2003, in connection with our acquisition of one FM radio station, WJZK-FM serving the Columbus, Ohio market, we entered into an agreement whereby we would pay the seller up to an additional $1,000,000 if we obtain approval from the FCC for a city of license change.

13. Segment Information

We evaluate the operating performance of our markets individually. For purposes of business segment reporting, we have aligned operations with similar characteristics into two business segments: Radio and Television.

The Radio segment includes twenty-three markets, which includes all ninety-one of our radio stations and five radio information networks. The Television segment includes three markets and consists of five television stations and four low power television ("LPTV") stations. The Radio and Television segments derive their revenue from the sale of commercial broadcast inventory. The category "Corporate general and administrative" represents the income and expense not allocated to reportable segments.

	Radio	Television	Corporate and Other	Consolidated
Year ended December 31, 2007:				
Net operating revenue	$126,596	$17,427	$ —	$144,023
Station operating expense	92,162	14,140	—	106,302
Corporate general and administrative	—	—	9,800	9,800
Operating income (loss)	$ 34,434	$ 3,287	$ (9,800)	$ 27,921
Depreciation and amortization	$ 6,363	$ 1,619	$ 204	$ 8,186
Total assets at December 31, 2007	$288,660	$31,986	$16,998	$337,644
Capital additions	$ 8,533	$ 1,076	$ 243	$ 9,852
Goodwill, net	$ 49,490	$ 171	$ —	$ 49,661
Broadcast licenses, net	$150,913	$12,189	$ —	$163,102

	Radio	Television	Corporate and Other	Consolidated
Year ended December 31, 2006:				
Net operating revenue	$125,274	$17,672	$ —	$142,946
Station operating expense	90,627	13,769	—	104,396
Corporate general and administrative	—	—	8,870	8,870
Other operating income	(312)	—	—	(312)
Operating income (loss)	$ 34,959	$ 3,903	$(8,870)	$ 29,992
Depreciation and amortization	$ 6,288	$ 1,673	$ 194	$ 8,155
Total assets at December 31, 2006	$272,080	$31,712	$18,849	$322,641
Capital additions	$ 7,752	$ 2,592	$ 160	$ 10,504
Goodwill, net	$ 49,434	$ 171	$ —	$ 49,605
Broadcast licenses, net	$137,925	$12,189	$ —	$150,114

	Radio	Television	Corporate and Other	Consolidated
Year ended December 31, 2005:				
Net operating revenue	$125,597	$15,193	$ —	$140,790
Station operating expense	90,967	13,444	—	104,411
Corporate general and administrative	—	—	8,174	8,174
Impairment of intangible assets	890	278	—	1,168
Operating income (loss)	$ 33,740	$ 1,471	$(8,174)	$ 27,037
Depreciation and amortization	$ 7,075	$ 1,766	$ 199	$ 9,040
Total assets at December 31, 2005	$266,604	$31,092	$21,169	$318,865
Capital additions	$ 7,414	$ 2,285	$ 727	$ 10,426
Goodwill, net	$ 48,591	$ 171	$ —	$ 48,762
Broadcast licenses, net	$136,736	$12,189	$ —	$148,925

14. Quarterly Results of Operations (Unaudited)

	March 31,		June 30,		September 30,		December 31,	
	2007	2006	2007	2006	2007	2006	2007	2006
	(In thousands, except per share data)							
Net operating revenue	$31,883	$31,191	$38,421	$37,745	$36,218	$35,791	$37,501	$38,219
Station operating expenses	25,995	24,703	27,016	26,369	25,975	25,761	27,316	27,563
Corporate general and administrative	2,316	1,981	2,606	2,499	2,272	2,225	2,606	2,165
Other operating income	—	—	—	—	—	—	—	(312)
Operating income	3,572	4,507	8,799	8,877	7,971	7,805	7,579	8,803
Other (income) expenses:								
Interest expense	2,297	2,277	2,281	2,355	2,283	2,375	2,093	2,372
Other	35	(355)	47	(215)	60	(75)	131	145
Income before income tax	1,240	2,585	6,471	6,737	5,628	5,505	5,355	6,286
Income tax provision	500	1,060	2,661	2,749	2,307	2,241	2,222	2,615
Net income	$ 740	$ 1,525	$ 3,810	$ 3,988	$ 3,321	$ 3,264	$ 3,133	$ 3,671
Basic earnings per share	$ .04	$ .07	$ .19	$ .19	$ .17	$ .16	$ .16	$ .18
Weighted average common shares	20,221	20,480	20,083	20,575	20,112	20,488	20,118	20,227
Diluted earnings per share	$ .04	$ .07	$ .19	$ .19	$ .17	$ .16	$ .16	$ .18
Weighted average common and common equivalent shares	20,242	20,503	20,113	20,593	20,126	20,502	20,132	20,241

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2008.

SAGA COMMUNICATIONS, INC.

By: /s/ Edward K. Christian

Edward K. Christian
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 14, 2008.

Signatures	
/s/ Edward K. Christian Edward K. Christian	President, Chief Executive Officer and Chairman of the Board
/s/ Samuel D. Bush Samuel D. Bush	Senior Vice President, Chief Financial Officer and Treasurer
/s/ Catherine A. Bobinski Catherine A. Bobinski	Vice President, Corporate Controller and Chief Accounting Officer
/s/ Donald J. Alt Donald J. Alt	Director
/s/ Brian W. Brady Brian W. Brady	Director
/s/ Clarke Brown Clarke Brown	Director
/s/ Jonathan Firestone Jonathan Firestone	Director
/s/ Robert J. Maccini Robert J. Maccini	Director
/s/ Gary Stevens Gary Stevens	Director

EXHIBIT INDEX

Exhibit No.		Description
3(a)	8	Second Restated Certificate of Incorporation, restated as of December 12, 2003.
3(b)	*	Bylaws, as amended May 23, 2007.
4(a)	1	Plan of Reorganization.
4(b)	4	Credit Agreement dated as of March 28, 2001 between the Company and Fleet National Bank, as Agent for the lenders and The Bank of New York, as syndication agent.
4(c)	7	Credit Agreement dated as of July 29, 2003 between the Company and Union Bank of California, as Syndication Agent, Fleet National Bank as Documentation Agent and The Bank of New York as Administrative Agent.
10(a)	5	Employment Agreement of Edward K. Christian dated as of April 1, 2002.
10(b)	3	Saga Communications, Inc. 1992 Stock Option Plan, as amended.
10(c)	1	Summary of Executive Insured Medical Reimbursement Plan.
10(d)	2	Saga Communications, Inc. 1997 Non-Employee Director Stock Option Plan.
10(d)(1)	9	Form of Stock Option Agreement for Participants in the Saga Communications, Inc 1997 Non-Employee Director Stock Option Plan.
10(f)	6	Saga Communications, Inc. 2003 Employee Stock Option Plan.
10(g)	11	Summary of Chief Executive Officer Annual Incentive Plan.
10(h)	12	Saga Communications, Inc. 2005 Incentive Compensation Plan.
10(j)	13	Form of Stock Option Agreement — Restricted Stock for Participants in the Saga Communications, Inc. 2005 Incentive Compensation Plan
10(k)	13	Form of Stock Option Agreement — Non-Qualified for Participants in the Saga Communications, Inc. 2005 Incentive Compensation Plan
10(l)	13	Form of Stock Option Agreement — Incentive Stock Option for Participants in the Saga Communications, Inc. 2005 Incentive Compensation Plan
10(m)	10	Amendments to 1997 Non-Employee Director Stock Option Plan.
10(n)	14	Form of Stock Option Cancellation Agreement
10(o)	15	Amendments to Saga Communications, Inc. 2005 Incentive Compensation Plan.
10(p)	16	Employment Agreement of Edward K. Christian dated as of December 28, 2007.
10(q)	16	Change in Control Agreement of Samuel D. Bush dated as of December 28, 2007.
10(r)	16	Change in Control Agreement of Steven J. Goldstein dated as of December 28, 2007.
10(s)	16	Change in Control Agreement of Warren S. Lada dated as of December 28, 2007.
10(t)	16	Change in Control Agreement of Marcia K. Lobaito dated as of December 28, 2007.
21	*	Subsidiaries.
23.1	*	Consent of Ernst & Young LLP.
31.1	*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 and Rule 13-14(b) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

1 Exhibit filed with the Company's Registration Statement on Form S-1 (File No. 33-47238) incorporated by reference herein.

2 Exhibit filed with the Company's Form 10-Q for the quarter ended June 30, 1997 incorporated by reference herein.

3 Exhibit filed with the Company's Form 10-K for the year ended December 31, 1997 incorporated by reference herein.

4 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2000 incorporated by reference herein.

5 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2001 incorporated by reference herein.

6 Exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-107686) incorporated by reference herein.

7 Exhibit filed with the Company's Form 10-Q for the quarter ended June 30, 2003 incorporated by reference herein.

8 Exhibit filed with the Company's Registration Statement on Form 8-A (File No. 001-11588) incorporated by reference herein.

9 Exhibit filed with the Company's Form 8-K filed on February 4, 2005 and incorporated by reference herein.

10 Exhibit filed with the Company's Form 8-K filed on December 23, 2005 and incorporated by reference herein.

11 Exhibit filed with the Company's Form 8-K filed on March 16, 2005 and incorporated by reference herein.

12 Exhibit filed with the Company's 2005 Proxy Statement filed on April 15, 2005 and incorporated by reference herein.

13 Exhibit filed with the Company's Form 10-Q for the quarter ended June 30, 2005 incorporated by reference herein.

14 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2005 incorporated by reference herein.

15 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2006 incorporated by reference herein.

16 Exhibit filed with the Company's Form 8-K filed on January 4, 2008 and incorporated by reference herein.

SAGA COMMUNICATIONS, INC.

73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

PROXY STATEMENT

Annual Meeting of Stockholders
May 12, 2008

TABLE OF CONTENTS

INTRODUCTION

This proxy statement is furnished in connection with the solicitation of proxies by Saga Communications, Inc. (the "Company") on behalf of the board of directors to be used at the Annual Meeting of Stockholders to be held on May 12, 2008, and at any adjournment thereof, for the purposes set forth in the accompanying notice of such meeting. All stockholders of record of our Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") at the close of business on March 28, 2008, will be entitled to vote. The stock transfer books will not be closed. This proxy statement and the accompanying proxy card were first mailed to stockholders on or about April 21, 2008.

Stockholders attending the meeting may vote by ballot. However, since many stockholders may be unable to attend the meeting, the board of directors is soliciting proxies so that each stockholder at the close of business on the record date has the opportunity to vote on the proposals to be considered at the meeting.

Registered stockholders can simplify their voting and save us expense by voting by telephone or by the Internet. Telephone and Internet voting information is on the proxy card. Stockholders not voting by telephone or Internet may return the proxy card. Stockholders holding shares through a bank or broker should follow the voting instructions on the form they receive from the bank or broker. The availability of telephone and Internet voting will depend on the bank's or broker's voting process.

Any stockholder giving a proxy has the power to revoke it at any time before it is exercised by filing a later-dated proxy with us, by attending the meeting and voting in person, or by notifying us of the revocation in writing to our Chief Financial Officer at 73 Kercheval Avenue, Grosse Pointe Farms, Michigan 48236. Proxies received in time for the voting and not revoked will be voted at the Annual Meeting in accordance with the directions of the stockholder. Any proxy which fails to specify a choice with respect to any matter to be acted upon will be voted "FOR" the election of each nominee for director (Proposal 1), and "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008 (Proposal 2).

The holders of a majority of the issued and outstanding shares of Common Stock entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business. In the absence of a quorum, the Annual Meeting may be postponed from time to time until stockholders holding the requisite amount are present or represented by proxy.

As of March 28, 2008, we had outstanding and entitled to vote 17,681,615 shares of Class A Common Stock and 2,390,338 shares of Class B Common Stock.

In the election of directors, the holders of Class A Common Stock, voting as a separate class with each share of Class A Common Stock entitled to one vote per share, elect twenty-five percent, or two, of our directors. The holders of the Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, elect the remaining five directors. For Proposal 2, and any other matters to be voted on at the meeting, the holders of the Common Stock will vote together as a single class, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes.

If you withhold your vote with respect to the election of the directors or abstain from voting on Proposal 2, your shares will be counted for purposes of determining a quorum. However, votes that are withheld will be excluded entirely from the vote on the election of directors and will therefore have no effect on the outcome. Abstentions on Proposal 2 will be treated as votes cast on the matter and therefore have the same effect as a vote against the proposal.

If you own shares through a bank or broker in street name, you may instruct your bank or broker how to vote your shares. A "broker non-vote" occurs when you fail to provide your bank or broker with voting instructions and the bank or broker does not have the discretionary authority to vote your shares on a particular proposal because the proposal is not a routine matter under the New York Stock Exchange ("NYSE") rules. A broker non-vote may also occur if your broker fails to vote your shares for any reason. The election of directors and Proposal 2 are considered routine matters under the NYSE rules, so your bank or broker will have discretionary authority to vote your shares held in street name on those items. Broker non-votes will be treated as shares present for quorum purposes.

In some instances we may deliver only one copy of this proxy statement and the 2007 Annual Report to multiple stockholders sharing a common address. If requested by phone or in writing, we will promptly provide a separate copy of the proxy statement and the 2007 Annual Report to a stockholder sharing an address with another stockholder. Requests by phone should be directed to our Chief Financial Officer at (313) 886-7070, and requests in writing should be sent to Saga Communications, Inc., Attention: Chief Financial Officer, 73 Kercheval Avenue, Grosse Pointe Farms, Michigan 48236. Stockholders sharing an address who currently receive multiple copies and wish to receive only a single copy should contact their broker or send a signed, written request to us at the address above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, the following table sets forth certain information with respect to beneficial ownership of our Common Stock, as of March 28, 2008, for (i) our Chief Executive Officer, Chief Financial Officer and our other three most highly compensated executive officers, (ii) each of our directors, (iii) all of our current directors and executive officers as a group, and (iv) each person who we know beneficially owns more than 5% of our Common Stock. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Saga Communications, Inc., 73 Kercheval Ave., Grosse Pointe Farms, Michigan 48236. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and includes voting or investment power with respect to the securities. Except as indicated by footnote, each person identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown held by them. The number of shares of Common Stock outstanding used in calculating the percentage for each listed person includes shares of Common Stock underlying options held by such person that are exercisable within 60 calendar days of March 28, 2008, but excludes shares of Common Stock underlying options held by any other person. Percentage of beneficial ownership is based on the total number of shares of Class A Common Stock and Class B Common Stock outstanding as of March 28, 2008.

	Number of Shares		Percent of Class	
Name	Class A	Class B	Class A	Class B
Donald J. Alt	40,833(1)	0	*	n/a
Brian W. Brady	9,048(2)(3)	0	*	n/a
Clarke R. Brown, Jr.	7,518	0	*	n/a
Samuel D. Bush	216,137(2)	0	1.2%	n/a
Edward K. Christian	6,960	2,789,021(4)	*	100%
Jonathan Firestone	24,039	0	*	n/a
Steven J. Goldstein	315,580(2)	0	1.8%	n/a
Warren S. Lada	230,053(2)	0	1.2%	n/a
Marcia K. Lobaito	119,110(2)	0	*	n/a
Robert J. Maccini	9,867	0	*	n/a
Gary Stevens	12,007	0	*	n/a
All directors and executive officers as a group (12 persons)	1,107,160(5)	2,789,021(4)	6.0%	100%
T. Rowe Price Associates, Inc.	2,371,100(6)	0	13.4%	n/a
FMR Corp.	1,809,800(7)	0	10.2%	n/a
Columbia Wanger Asset Management, L.P.	1,700,000(8)	0	9.6%	n/a
Dimensional Fund Advisors LP	1,060,563(9)	0	6.0%	n/a
Avenir Corporation	995,777(10)	0	5.6%	n/a
Noonday G.P. (U.S.), L.L.C.	918,400(11)	0	5.2%	n/a
Towerview LLC	895,900(12)	0	5.1%	n/a

* Less than 1%.

(1) This amount includes 23,951 shares held in Mr. Alt's GRAT (Grantor Retained Annuity Trust) and 5,128 shares owned directly by Mr. Alt which are pledged as security for the repayment of an outstanding loan.

(2) Includes the following shares of Class A Common Stock reserved for issuance upon exercise of stock options exercisable within 60 days of March 28, 2008: Mr. Brady, 1,361 shares; Mr. Bush, 192,652 shares; Mr. Goldstein, 238,254 shares; Mr. Lada, 202,090 shares; and Ms. Lobaito, 106,381 shares. See "Outstanding Equity Awards at Fiscal Year-End." Also includes the entire grant of restricted stock (Class A Common Stock) which vests in 20% increments annually (i) commencing March 1, 2006 as follows: Mr. Bush, 5,120 shares; Mr. Goldstein, 6,249 shares; Mr. Lada, 5,120 shares; and Ms. Lobaito, 2,482 shares; (ii) commencing March 1, 2007 as follows: Mr. Bush, 11,741 shares; Mr. Goldstein, 14,329 shares; Mr. Lada, 11,741 shares; and Ms. Lobaito, 5,719 shares; and (iii) commencing March 1, 2008 as follows: Mr. Bush, 3,073 shares; Mr. Goldstein, 3,750 shares; Mr. Lada, 3,073 shares; and Ms. Lobaito, 1,497 shares.

(3) This amount includes 3,844 and 3,843 shares owned respectively by Mr. Brady's daughters, to which he disclaims beneficial ownership.

(4) Includes 398,683 shares of Class B Common Stock reserved for issuance upon exercise of stock options exercisable within 60 days of March 28, 2008. Also includes the entire grant to Mr. Christian of 9,207 shares of restricted stock (Class B Common Stock) which vest in 20% increments annually commencing March 1, 2006, 21,231 shares of restricted stock (Class B Common Stock) which vest in 20% increments annually commencing March 1, 2007, and 5,484 shares of restricted stock (Class B Common), which vest in 20% increments annually commencing March 1, 2008.

(5) Includes an aggregate of 844,744 shares of Class A Common Stock reserved for issuance upon exercise of stock options exercisable within 60 days of March 28, 2008. Also includes an aggregate of 82,741 shares of restricted stock (Class A Common Stock).

(6) According to their most recent joint Schedule 13G on file with the SEC, T. Rowe Price Associates, Inc. ("Price Associates") (an investment adviser) and T. Rowe Price Small Cap Value Fund, Inc. (an investment company) have sole voting power with respect to 841,000 and 1,461,000 shares, respectively, have sole dispositive power with respect to 2,371,100 and 0 shares, respectively, and have no shared voting or dispositive power. Their principal address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(7) According to its most recent joint Schedule 13G on file with the SEC, Fidelity Management & Research Company ("Fidelity") is the beneficial owner of 1,809,800 shares as a result of acting as an investment advisor to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,809,800 shares. Fidelity is a wholly-owned subsidiary of FMR Corp, and members of the family of Edward D. Johnson, 3d are a controlling group with respect to FMR Corp. The principal address of FMR Corp is 82 Devonshire Street, Boston, Massachusetts 02109.

(8) According to its most recent joint Schedule 13G on file with the SEC, Columbia Wanger Asset Management, L.P. ("CWAM"), has sole voting and dispositive power with respect to 1,700,000 shares held by Columbia Acorn Trust, a Massachusetts business trust, that is advised by CWAM. The principal address of CWAM is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(9) According to its Schedule 13G on file with the SEC, Dimensional Fund Advisors LP, an investment adviser, has sole voting and dispositive power with respect to 1,060,563 shares. The principal address is 1299 Ocean Avenue, Santa Monica, California 90401.

(10) According to its most recent Schedule 13D on file with the SEC, Avenir Corporation, an investment adviser, has sole voting and dispositive powers with respect to 995,777 shares. The principal address is 1725 K Street NW, Washington, D.C. 20006.

(11) According to its most recent Schedule 13G on file with the SEC, Noonday G.P. (U.S.), L.L.C. and Noonday Asset Management, L.P., are subinvestment advisors to certain managed accounts and to

the following funds: Noonday Capital Partners, L.L.C., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P. and Farallon Capital Offshore Investors II, L.P. Together, the funds and managed accounts hold 918,400 shares which are controlled by the subinvestment advisors and various other affiliates. The address of the principal business office of each of the Noonday subinvestment advisor entities and the Noonday individual reporting persons is c/o Noonday Asset Management, L.P., 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202. The address of the principal business office of each of the Reporting Persons other than the Noonday subinvestment-advisor entities, the Noonday individual reporting persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.

(12) According to its Schedule 13G on file with the SEC, Towerview LLC, a Delaware limited liability company, has sole voting and dispositive power with respect to 895,900 shares. The principal address is 500 Park Avenue, New York, New York 10022.

PROPOSAL 1 — ELECTION OF DIRECTORS

The persons named below have been nominated for election as directors at the Annual Meeting. The directors who are elected shall hold office until their respective successors shall have been duly elected and qualified. It is intended that the two persons named in the first part of the following list will be elected by the holders of Class A Common Stock voting as a separate class with each share of Class A Common Stock entitled to one vote per share, and that the five persons named in the second part of the list will be elected by the holders of the Class A Common Stock and Class B Common Stock, voting together as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. In accordance with Delaware General Corporation Law, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting. This means the director nominees receiving the highest number of "FOR" votes will be elected as directors.

All nominees are members of the present board of directors. Each of the nominees for director has consented to being named a nominee in this proxy statement and has agreed to serve as a director, if elected at the Annual Meeting. If, due to circumstances not now foreseen, any of the nominees named below will not be available for election, the proxies will be voted for such other person or persons as the board may select.

The Board recommends a vote "FOR" each of the following nominees.

Name and Age	Principal Occupation During the Past Five Years	Director Since
Directors to be elected by holders of Class A Common Stock:		
Clarke R. Brown, Jr., 67	President of Jefferson-Pilot Communications Company from 1993 to June 2005.	July 2004
Gary Stevens, 68	Managing Director, Gary Stevens & Co. (a media broker) since 1986. From 1977 to 1985, Mr. Stevens was Chief Executive Officer of the broadcast division of Doubleday & Co. From 1986 to 1988, Mr. Stevens was a Managing Director of the then Wall Street investment firm of Wertheim, Schroder & Co.	July 1995

Name and Age	Principal Occupation During the Past Five Years	Director Since
Directors to be elected by holders of Class A and Class B Common Stock, voting together:		
Donald J. Alt, 62	Broadcasting investor, Chairman of Forever Radio Companies and Keymarket Communications since 1996 and 1999, respectively. Former licensed CPA while employed in the audit department of predecessor to KPMG (1967-1973).	July 1997
Brian W. Brady, 49.	President and Chief Executive Officer of Northwest Broadcasting and Eagle Creek Broadcasting since 1995 and 2002, respectively.	August 2002
Edward K. Christian, 63	President, Chief Executive Officer and Chairman of Saga Communications, Inc. and its predecessor since 1986.	March 1992
Jonathan Firestone, 63	Marketing consultant since 2000; President and Chief Executive Officer of BBDO Minneapolis and director of BBDO, North America (advertising agency) from 1988 to 1999.	December 1992
Robert J. Maccini, 49	President (since 1990) of Signal Ventures Associates, Inc. d/b/a Media Services Group, Inc. which provides investment banking, brokerage and appraisal services to the broadcasting industry. Treasurer and Director of Aritaur Communications (since 1997) which has owned radio stations, communication towers and various companies involved in Internet ventures. President and Chief Executive Officer of Ando Media LLC (since 2005), an affiliate of Aritaur Communications, which provides Internet radio services.	March 2001

CORPORATE GOVERNANCE

We are committed to having sound corporate governance principles. Having such principles is essential to maintaining our integrity in the marketplace and ensuring that we are managed for the long-term benefit of our stockholders. Our business affairs are conducted under the direction of our board of directors. Our board strives to ensure the success and continuity of our business through the selection of a qualified management team. It is also responsible for ensuring that our activities are conducted in a responsible and ethical manner.

Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and charters for both the Finance and Audit Committee and the Compensation Committee are posted on the "Investor Relations — Corporate Governance" page of our website at *www.sagacommunications.com*, and will be provided free of charge to any stockholder upon written request to our Secretary at our corporate headquarters.

We are a "controlled company" under the NYSE's corporate governance listing standards because more than 50% of the combined voting power of our common stock (Class A and Class B shares) is held by Edward K. Christian, our President, Chief Executive Officer ("CEO") and Chairman. Mr. Christian owns approximately 57% of the combined voting power of our common stock (Class A and Class B shares) with respect to those matters on which Class B Common stock is entitled to ten votes per share. As such, we are not required: (i) to have a majority of our directors be "independent," (ii) to have our Compensation

Committee be comprised solely of independent directors, and (iii) to have a Nominating/Corporate Governance Committee which is comprised solely of independent directors.

Board of Directors

Director Independence

Our board has determined that Donald Alt, Brian Brady, Clarke Brown, Jonathan Firestone, Robert Maccini and Gary Stevens, constituting a majority of the directors, are "independent" directors within the meaning of the rules of the NYSE and based on the board's application of the standards of independence set forth in our Corporate Governance Guidelines. The board determined that the transactions relating to Mr. Maccini described under "Certain Business Relationships and Transactions with Directors and Management" do not constitute a material relationship with the Company because the primary transaction occurred approximately four years ago and the amounts involved with respect to all of the transactions are not significant.

Board Meetings; Presiding Director

Our board of directors held a total of four meetings during 2007. Each incumbent director attended at least 75% of the total number of meetings of the board and any committees of the board on which he served during 2007, which were held during the period that he served. None of the directors other than Messrs. Christian and Brady attended last year's annual stockholders' meeting. The directors are not required to attend our annual stockholder meetings. The board has designated the chairman of the Finance and Audit Committee, Donald Alt, as the director to preside at regularly scheduled non-management executive sessions of the board.

Communications with the Board

Stockholders and interested parties may communicate with the board of directors or any individual director by sending a letter to Saga Communications, Inc., 73 Kercheval Ave., Grosse Pointe Farms, Michigan 48236, Attn: Presiding Director (or any individual director). The Chief Financial Officer or the corporate Secretary will receive the correspondence and forward it to the presiding director, to the non-management directors or to any individual director or directors to whom the communication is directed. The Chief Financial Officer and the corporate Secretary are authorized to review, sort and summarize all communications received prior to their presentation to the presiding director or to whichever director(s) or group of directors the communication is addressed. If such communications are not a proper matter for board attention, such individuals are authorized to direct such communication to the appropriate department. For example, stockholder requests for materials or information will be directed to investor relations personnel.

Corporate Governance Guidelines

Our Corporate Governance Guidelines, along with the charters of the board's committees, provide the framework under which we are governed. The Guidelines address the functions and responsibilities of our board of directors and provide a consistent set of principles for the board members and management to follow while performing their duties. The Guidelines are consistent with the corporate governance requirements of the Sarbanes-Oxley Act of 2002 and the corporate governance listing requirements of the NYSE. Our Corporate Governance Guidelines address, among other things:

- director qualification and independence standards;
- the duties and responsibilities of the board of directors and management;

- regular meetings of the independent directors;
- how persons are nominated by the board for election as directors;
- limitations on board service;
- the principles for determining director compensation;
- the organization and basic function of board committees;
- the annual compensation review of the CEO and other executive officers;
- the board's responsibility for maintaining a management succession plan;
- director access to senior management and the ability of the board and its committees to engage independent advisors; and
- the annual evaluation of the performance of the board and its committees.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all of our directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer and Corporate Controller. The Code addresses those areas in which we must act in accordance with law or regulation, and also establishes the responsibilities, policies and guiding principles that will assist us in our commitment to adhere to the highest ethical standards and to conduct our business with the highest level of integrity. Any amendments to the Code, as well as any waivers granted to any director or executive officer, will be disclosed on our website.

Board Committees and Their Functions

Our board of directors has a Finance and Audit Committee and a Compensation Committee. The charters of the Finance and Audit Committee and the Compensation Committee are available on our website.

Finance and Audit Committee

The members of the Finance and Audit Committee are Messrs. Alt, Brown and Maccini. Mr. Alt is the Chairman of the Committee. The board has determined that all members of the Finance and Audit Committee are independent as required by the rules of the SEC and the listing standards of the NYSE, and has designated each member of the Committee as an "audit committee financial expert" as that term is defined in the SEC rules. The Finance and Audit Committee is responsible for retaining and overseeing our independent registered public accounting firm and approving the services performed by them; for overseeing our financial reporting process, accounting principles, the integrity of our financial statements, and our system of internal accounting controls; and for overseeing our internal audit function. The Committee is also responsible for overseeing our legal and regulatory compliance and ethics programs. The Finance and Audit Committee operates under the revised written charter adopted by the board of directors in March 2005. The Finance and Audit Committee held four meetings in 2007. See "Finance and Audit Committee Report" below.

Compensation Committee

The Compensation Committee currently consists of Messrs. Brady, Firestone and Stevens, each of whom is independent under the listing standards of the NYSE. Mr. Firestone is the Chairman of the

Committee. The Committee is responsible for determining the compensation of the CEO without management present. With respect to the compensation of the other executive officers, the CEO provides input and makes recommendations to the Committee, the Committee then makes a recommendation to the board and the board decides the compensation to be paid to such executive officers.

The Compensation Committee is also responsible for administering our stock plans and our 2005 Incentive Compensation Plan (the "2005 Plan"), except to the extent that such responsibilities have been retained by the board. The Compensation Committee has delegated to management certain day-to-day operational activities related to the stock and incentive compensation plans. This Committee operates pursuant to the written charter adopted by the board of directors in February 2004. The Compensation Committee held eight meetings in 2007. See "Compensation Committee Report" below.

Director Nomination Process

The board of directors does not have a nominating committee. Rather, due to the size of the board and the board's desire to be involved in the nomination process, the board as a whole identifies and evaluates each candidate for director, and will recommend a slate of director nominees to the stockholders for election at each annual meeting of stockholders. Stockholders may recommend nominees for election as directors by writing to the corporate Secretary.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the board considers the qualifications set forth in our Corporate Governance Guidelines, which include relevant management and/or industry experience; high personal and professional ethics, integrity and values; a commitment to representing the long-term interests of our stockholders as a whole rather than special interest groups or constituencies; independence pursuant to the guidelines set forth in the Corporate Governance Guidelines; and an ability and willingness to devote sufficient time to carrying out his or her duties and responsibilities as directors.

Identifying Director Nominees; Consideration of Nominees of the Stockholders

The board may employ a variety of methods for identifying and evaluating director nominees. The board regularly assesses the size of the board, the need for particular expertise on the board, and whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the board considers various potential candidates for director which may come to the board's attention through current board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the board, and may be considered at any point during the year.

The board will consider candidates recommended by stockholders, when the nominations are properly submitted, under the criteria summarized above in "Consideration of Director Nominees." The deadlines and procedures for stockholder submissions of director nominees are described below under "Stockholder Proposals and Director Nominations for Annual Meetings." Following verification of the stockholder status of persons recommending candidates, the board makes an initial analysis of the qualifications of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is qualified for service on the board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the board as part of its review. Other than the verification of compliance with procedures and stockholder status, and the initial analysis performed by the board, a potential candidate nominated by a stockholder is treated like any other potential candidate during the review process by the board.

FINANCE AND AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

Our management is responsible for the preparation, presentation and integrity of our financial statements, the accounting and financial reporting principles, and the internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for an integrated audit of our financial statements and internal control over financial reporting. The integrated audit is designed to express an opinion on our consolidated financial statements, an opinion on management's assessment of internal control over financial reporting and an opinion on the effectiveness of internal control over financial reporting. The Committee's responsibility is generally to monitor and oversee these processes.

In the performance of its oversight function, the Committee:

- Met to review and discuss our audited financial statements for the year ended December 31, 2007 with our management and our independent auditors;

- Discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards),* Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- Received from the independent auditors written affirmation of their independence as required by Independence Standards Board Standard No. 1, (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and discussed the independent auditors' independence with them;

While the Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. This is the responsibility of management. The independent registered public accounting firm is responsible for planning and conducting their audits.

Based upon the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in its charter, the Committee recommended to the board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

Finance and Audit Committee
Donald J. Alt (Chair), Clarke R. Brown, Jr. and Robert J. Maccini

PROPOSAL 2 — TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Finance and Audit Committee has appointed Ernst & Young LLP to be our independent auditors for the fiscal year ending December 31, 2008. Ernst & Young LLP has been our independent auditors since 1986. The Finance and Audit Committee appoints the independent auditors annually, and also reviews and pre-approves audit and permissible non-audit services performed by Ernst & Young LLP, as well as the fees paid to Ernst & Young LLP for such services.

Before appointing Ernst & Young LLP as our independent auditors to audit our books and accounts for the fiscal year ending December 31, 2008, the Finance and Audit Committee carefully considered that firm's qualifications as our independent auditors. In its review of non-audit services and its appointment of Ernst & Young LLP, the Committee also considered whether the provision of such services is compatible with maintaining Ernst & Young LLP's independence.

The board is asking the stockholders to ratify the appointment of Ernst & Young LLP. The holders of the Common Stock will vote together as a single class, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. In accordance with Delaware General Corporation Law the appointment will be ratified by a majority vote of the shares entitled to vote thereon present in person or represented by proxy at the Annual Meeting. Although stockholder ratification of the appointment is not required, if the stockholders do not ratify the appointment, the Finance and Audit Committee will consider such vote in its decision to appoint the independent registered public accounting firm for 2009.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be given an opportunity to make a statement if they desire to do so and will respond to appropriate questions of stockholders.

The firm of Ernst & Young LLP has advised us that neither it nor any of its members has any direct financial interest in us as a promoter, underwriter, voting trustee, director, officer or employee.

Fees Paid to Ernst & Young LLP

The following table presents the fees paid by us for professional services rendered by Ernst & Young LLP for the fiscal years ended December 31, 2006 and 2007.

Fee Category	2006 Fees	2007 Fees
Audit fees	$555,916	$507,569
Audit-related fees	25,000	25,000
Tax fees	4,500	4,500
All other fees	1,500	1,500
Total fees	$586,916	$538,569

Audit Fees

Audit fees were for professional services rendered and expenses related to the audit of our consolidated financial statements, audit of internal controls and reviews of the interim consolidated financial statements included in quarterly reports.

Audit-Related Fees

Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions, and consultations concerning financial accounting and reporting standards.

Tax Fees

Tax fees were professional services for federal, state and local tax compliance, tax advice and tax planning.

All Other Fees

All other fees were support fees for on-line research and information tool.

Policy for Pre-Approval of Audit and Non-Audit Services

The Finance and Audit Committee's policy is to pre-approve all audit services and all non-audit services that our independent auditors are permitted to perform for us under applicable federal securities regulations. As permitted by the applicable regulations, the Committee's policy utilizes a combination of specific pre-approval on a case-by-case basis of individual engagements of the independent auditor and pre-approval of certain categories of engagements up to predetermined dollar thresholds that are reviewed by the Committee. Specific pre-approval is mandatory for the annual financial statement audit engagement, among others. The Committee has delegated to the Chair of the Finance and Audit Committee the authority to approve permitted services provided that the Chair reports any decisions to the Committee at its next scheduled meeting.

The pre-approval policy was implemented effective as of May 6, 2003, as required by the applicable regulations. All engagements of the independent auditor to perform any audit services and non-audit services since that date have been pre-approved by the Committee in accordance with the pre-approval policy. The policy has not been waived in any instance.

The Board recommends a vote "FOR" ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2008.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Administration and Oversight

The Compensation Committee (under this heading, the "Committee") is comprised solely of independent directors. The responsibilities of the Committee include our management compensation programs and the compensation of our executive officers. The Committee is responsible for determining the compensation of the CEO without management present. With respect to the compensation of the other executive officers, the CEO provides input and makes recommendations to the Committee, the Committee then makes a recommendation to the board and the board decides the compensation to be paid to such executive officers.

Executive Compensation Objectives and Policies

The Committee believes that in order to maximize stockholder value, we must have a compensation program designed to attract and retain superior management at all levels in the organization. The objective of the management program is to both reward short-term performance and motivate long-term performance so that management's incentives are aligned with the interests of the stockholders. The Committee believes that management at all levels should have a meaningful equity participation in our ownership, although no specific target level of equity holdings has been established for management by the Committee.

We attempt to achieve our objectives through compensation plans that tie a substantial portion of our executives' overall compensation to our financial performance and that are competitive with the marketplace. The Committee does not benchmark compensation of our executive officers to the compensation paid to executive officers of other public companies in the same industry. The Committee, however, does look at the compensation paid executives of other public companies in the same industry based on publicly available information as a means of generally determining whether the compensation is in line with the marketplace. The other public companies looked at by the Committee in connection with the compensation paid to the executive officers in 2007 and the CEO under his new employment agreement (see below) include: Acme Communications, Inc., Beasley Broadcast Group, Inc., Citadel Broadcasting Corporation, Clear Channel Communications, Inc., Cox Radio, Inc., Cumulus Media Inc., Emmis Communications Corporation, Entercom Communications Corp., Fisher Communications, Inc., Journal Communications, Inc., Nexstar Broadcasting, Inc., Radio One, Inc., Regent Communications, Inc., Salem Communications Corporation, Spanish Broadcasting System, Inc. and Young Broadcasting.

In 2005, the Committee engaged the services of Towers Perrin to provide it with a recommendation with respect to long-term incentive compensation, and the Committee generally has adhered to such recommendation in making its awards of stock options and restricted stock in 2007.

Equity grants to executive officers are usually determined after year-end results have been released to the public. In the case of stock options, such grants have an exercise price equal to the closing market price of the Company's Class A Common Stock on the date of grant.

The Committee's current policy is that the various elements of the compensation package are not interrelated in that gains or losses from past equity incentives are not factored into the determination of other compensation. For instance, if options that are granted in a previous year become underwater the next year, the Committee does not take that into consideration in determining the amount of the bonus, options or restricted stock to be granted the next year. Similarly, if the options or restricted shares granted in a previous year become extremely valuable, the Committee does not take that into consideration in determining the bonus, options or restricted stock to be awarded for the next year. In addition, the amount of a cash bonus does not affect the number of options or restricted stock that is granted during a particular year.

We have no policy with regard to the adjustment or recovery of awards or payments if the relevant Company's performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Compensation Components

The key components of our executive compensation program consist of a base salary, a cash bonus and participation in our performance-based 2005 Incentive Compensation Plan (pursuant to which stock options and restricted stock are awarded). In addition, the Company also has an Employee Stock Purchase

Plan ("ESPP"), 401(k) Plan and a Deferred Compensation Plan. Our executives can invest in our Class A Common Stock through the ESPP and the 401(k) Plan, and through the award of grants of stock options and/or restricted stock under the 2005 Incentive Compensation Plan. The ESPP terminates effective December 31, 2008. Our executive officers also receive certain health benefits and perquisites. In addition, pursuant to our employment agreement with Mr. Christian, our CEO, we provide for severance following a sale or transfer of control (but excluding a sale or transfer of control which does not involve an assignment of control of licenses or permits issued by the FCC). Our other executive officers also receive severance in connection with a change in control.

Base Salary

We entered into an employment agreement dated as of April 1, 2002 with our CEO. Effective January 1, 2003, the base salary was $500,000 per year. Beginning January 1, 2004, the CEO was entitled to a cost of living increase in his salary based on the percentage increase in the Consumer Price Index (or other comparable standard) during the previous calendar year. For the year ended December 31, 2007, Mr. Christian received a base salary of $567,117. See "Compensation of Executive Officers — 2007 CEO and Executive Officer Compensation" below. In December 2007, the Committee entered into a new employment agreement with the CEO, which becomes effective as of April 1, 2009, following the expiration of the CEO's current employment agreement on March 31, 2009. The terms and conditions of the new employment agreement are disclosed below under "Compensation of Executive Officers — Employment Agreement and Potential Payments Upon Termination or Change-in-Control." The Committee entered into a new employment agreement now rather than waiting until closer to the expiration of the current employment agreement in order to provide stability to the Company, assurance to the marketplace and certainty to Mr. Christian as to the future management of the Company during the next important period of Company operations. Under the new employment agreement the Committee modified the CEO's base salary, modified the bonus provisions to eliminate a required payment to the CEO (as discussed below) and reduced the severance payment provision relating to sale or transfer of control (as discussed below). Under the new employment agreement, the Committee increased the CEO's base salary effective April 1, 2009 by approximately 24% over the anticipated January 1, 2009 base salary to $750,000 annually. In connection therewith, as disclosed above, the Committee looked at the compensation paid chief executive officers of other public companies.

The CEO provides input and makes recommendations to the Committee as to the salaries of the other executive officers. The Committee reviews the input and recommendations, looks, as disclosed above, at publicly available information relating to the compensation paid executive officers of public companies in the same industry, considers the Company's operating profitability, growth and revenues and profits and overall financial condition and makes a subjective evaluation of each individual officer's contribution to these results. Based on the foregoing, the Committee then makes a final determination of each executive officer's base salary. The Committee then submits a report of its determination to the board of directors for its input. See "Compensation of Executive Officers — 2007 CEO and Executive Officer Compensation" below.

Bonuses

The Company and the CEO entered into a Chief Executive Officer Annual Incentive Plan (the "CEO Plan") effective as of January 1, 2000, which was approved by stockholders at the 2000 Annual Meeting of Stockholders and re-approved by stockholders at the 2005 Annual Meeting of Stockholders. The CEO's employment agreement provides that the CEO shall be paid a bonus as determined pursuant to the terms of the CEO Plan or as otherwise determined by the board. The CEO Plan is performance driven. Under the

CEO Plan, within ninety (90) days after the beginning of each fiscal year, the Committee establishes the bonus opportunity for the CEO. The total bonus award, or a portion thereof, may be earned based on the Company achieving certain net revenue, market revenue performance, operating margin, and free cash flow performance targets. Each year, the Compensation Committee sets a minimum goal, target goal and maximum goal for each of these four performance targets, including the relative weight given to each target, and determines the maximum bonus amount which may be earned for each goal for each of the performance targets. The bonus opportunity cannot exceed 500% of his base salary for such year. If the performance criteria are not met, the Committee may award a portion of the potential bonus amount in its discretion. In any event, under the CEO's employment agreement, the CEO's aggregate compensation in any year (salary and bonus, but excluding stock options) shall not be less than his average aggregate annual compensation for the prior three years unless the CEO's or the Company's performance shall have declined substantially. See "Compensation of Executive Officers — 2007 CEO and Executive Officer Compensation" below. Under the new employment agreement, the Committee eliminated the provision requiring that the CEO's aggregate compensation be no less than his average annual compensation for the prior three years.

The CEO provides input and makes recommendations to the Committee as to the bonuses to be paid to the other executive officers. The Committee reviews the input and recommendations, looks, as disclosed above, at publicly available information relating to the compensation paid executive officers of public companies in the same industry, considers the Company's operating profitability, growth and revenues and profits and overall financial condition and makes a subjective evaluation of each individual officer's contribution to these results. Based on the foregoing, the Committee then makes a recommendation to the board for the board's final determination of each executive officer's bonus. See "Compensation of Executive Officers — 2007 CEO and Executive Officer Compensation" below.

Long Term Incentives

In 2005, we engaged Towers Perrin to conduct a review of our long-term incentive plan and provide recommendations, as appropriate, for redesigning our plan. We did not request, and Towers Perrin did not conduct, a review of our long-term incentive award opportunities relative to market levels. The purpose of the review was to determine a long-term strategy for providing an effective equity incentive package which would attract, motivate and retain our executive officers. Based on Towers Perrin's recommendations, we developed a new strategy to award a combination of stock options and restricted stock, and adopted the 2005 Incentive Compensation Plan, subject to stockholder approval. Stockholders approved this Plan at the 2005 Annual Meeting of stockholders.

Pursuant to the 2005 Incentive Compensation Plan, the Committee in 2005 and in 2006 determined a formula for awarding stock options and restricted stock. Generally, the formula was as follows: base salary times a target percentage times a percentage allocated to each of four different performance goals equals dollars available for options and restricted stock. The target percentage is based on a subjective determination by the Committee of the Company's overall performance during the year. Sixty percent (60%) of the dollars available are allocated to stock options in an amount based on the Black-Scholes option pricing model and reduced by a vesting factor and 40% of the dollar amount is allocated to restricted stock based on the closing price of Saga Class A Common Stock on the NYSE reduced by a vesting factor. The performance goals and the relative weight given to each for any particular year are approved by the Committee.

The Committee grants the stock-based incentive awards on an annual basis to the executive officers. The stock-based nature of the incentives aligns the interest of the executive officers with those of stockholders. The awards are also designed to attract and retain the executive officers, and to motivate them to achieve the corporate objectives. Stock options are granted with exercise prices equal to the closing price on the NYSE of a share of Class A Common Stock on the date of grant, with pro-rata vesting at the end of each of the following five years. The restricted stock is also granted with pro-rata vesting at the end of each of the following five years. The CEO's awards of stock options and restricted stock relate to Class B Common Stock. An executive officer generally forfeits any unvested stock option and restricted stock award upon ceasing employment.

401(k) Plan

Our 401(k) Plan covers substantially all of our employees, including our executive officers. Under the Plan, our executive officers determine at the beginning of each quarter a fixed percentage of their base salary to be deferred and included in their 401(k) accounts. We also make discretionary matching contributions to their accounts, up to a maximum of $1,000. All participants have the opportunity to invest their deferred amounts in our Class A Common Stock. The matching portion of the Company's contribution is currently invested in our Class A Common Stock, but such investment can be transferred by a participant to another investment option. The Board has modified the Plan to permit additional investment options for the match. The feature of the 401(k) Plan allowing our executives to purchase our Class A Common Stock is designed to align their interest with stockholders. See "Grants of Plan-Based Award," below.

Employee Stock Purchase Plan

In 1999 our stockholders approved the Employee Stock Purchase Plan ("ESPP") under which a total of 1,562,590 shares of our Class A Common Stock is eligible for sale to our employees, including our executive officers. Each quarter, an eligible employee may elect to withhold up to 10% percent of his or her compensation, up to a maximum of $5,000, to purchase shares of our stock at a price equal to 85% of the fair market value of the stock on the NYSE as of the last day of such quarter. At December 31, 2007, approximately 1,396,000 shares were available for issuance under the ESPP. Only a few employees have taken advantage of, and only a small amount of shares have been purchased under, the ESPP. Accordingly, the ESPP which expires on December 31, 2008 will not be renewed.

Deferred Compensation Plans

In 1999 and in 2005 we maintained non-qualified deferred compensation plans which allow executive officers and certain employees to annually elect, prior to January 1 of the calendar year in which the base salary or bonus is earned, to defer a portion of their base salary up to 15% (but not less than $2,500), and up to 85% of any bonus, on a pre-tax basis, until their retirement. The deferred amounts are periodically credited with investment returns by reference to investment options offered to participants in the plans, although the Company is not obligated to reserve funds to pay deferred amounts or, if it does so, to invest the reserves in any particular manner. The Company may, in its discretion, purchase policies of life insurance on the lives of the participants to assist the Company in paying the deferred compensation under the plans. The retirement benefit to be paid by the Company to a participant is the cumulative amount of compensation deferred by the participant and any notional investment returns thereon. The 2005 plan is substantially identical to the 1999 plan except for certain modifications to comply with Section 409A of the Internal Revenue Code of 1986. Any contributions made after 2004 are made pursuant to the 2005 plan. The Company has created grantor trusts to assist it in meeting its obligations under the plans. All assets of the trusts are dedicated to the payment of deferred compensation under the respective plans unless the Company becomes insolvent, in which case the assets are available to the Company's creditors.

Health Plans and Perquisites

We provide our executive officers with certain benefits and perquisites. These benefits and perquisites are designed to attract and retain our senior managers. Benefits include basic life insurance and medical and dental insurance equal to that provided to other employees. In addition, executive officers also receive benefits under a split dollar life insurance plan. Executive officers are also eligible for car allowances and medical reimbursements. In addition, the CEO receives personal use of the Company's private airplane and country club dues. Perquisites are provided in order to provide a total compensation package which is competitive with the marketplace for executive officers. Under the new employment agreement, if the CEO's employment is terminated for any reason, other than "for cause," we have agreed to continue to provide health insurance and medical reimbursement commensurate with the CEO's then current programs for a period of ten years.

Severance Arrangements

As discussed in more detail in the section below entitled "Compensation of Executive Officers-Employment Agreement and Potential Payments Upon Termination or Change-in-Control," the CEO's current employment agreement and new employment both have change-in-control severance arrangements. In addition, in December 2007, the Committee determined to enter into change-in-control agreements with its executive officers. The agreements are intended to help retain executives during continued industry consolidation and are designed to attract and retain senior managers and to provide for continuity of management in the event of a change-in-control.

Our CEO's employment agreement provides that upon the sale or transfer of control of all or substantially all of our assets or stock or the consummation of a merger or consolidation in which we are not the surviving corporation, the CEO's employment will be terminated and he will be paid an amount equal to five times the average of his total annual compensation (including base salary and bonuses but excluding stock options) for each of the three immediately preceding periods of twelve (12) consecutive months plus an additional amount as is necessary for applicable income taxes related to the payment. See "Employment Agreement and Potential Payments Upon Termination or Change-in-Control." Under the new employment agreement, the Committee reduced the payment to the CEO to 2.99 times the average of the CEO's total annual compensation for each of the three immediately preceding periods of twelve consecutive months.

With respect to the other executive officers, the change-in-control agreements provide that we shall pay a lump sum payment within forty-five days of the change-in-control of 1.5 times the average of the executive's last three full calendar years of such executive's base salary and any annual cash bonus. We or the surviving entity may require as a condition to receipt of payment that the executive continue in employment for a period of up to six months after consummation of the change-in-control. During such six months, the executive will continue to earn his pre-existing salary and benefits.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management we have recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and in our annual report on Form 10-K for the year ended December 31, 2007.

Compensation Committee

Jonathan Firestone, Chairman
Brian W. Brady
Gary Stevens

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporate future filings, including this proxy statement in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during the 2007 fiscal year were: Jonathan Firestone (Chairman), Brian W. Brady and Gary Stevens. No member of this committee was at any time during the 2007 fiscal year or at any other time an officer or employee of the Company, and no member of this committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board of Directors or the Compensation Committee during the 2007 fiscal year.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the total compensation awarded to, earned by, or paid during 2007 and 2006 to our Chief Executive Officer, Chief Financial Officer, and our three most highly compensated executive officers other than the CEO and CFO whose total compensation for 2007 exceeded $100,000:

2007 Summary Compensation Table

Name and Principal Position	Year	Salary(1)(2) $	Bonus(1)(2) $	Stock Awards(4) $	Option Awards(5) $	Non-Equity Incentive Plan Comp $	All Other Compensation(6) $	Total Compensation $
Edward K. Christian	2007	$567,117	$270,022(3)	$73,675	$163,987	$112,500(3)	$199,477	$1,386,778
President and CEO	2006	$549,003	$281,976(3)	$60,435	$133,852	$112,500(3)	$109,552	$1,247,318
Samuel D. Bush, ...	2007	$319,142	$ 37,500	$40,869	$ 91,016	—	$ 21,466	$ 509,993
Senior Vice President and Chief Financial Officer	2006	$309,576	$ 37,500	$33,516	$ 74,219	—	$ 20,630	$ 475,441
Steven J. Goldstein, ...	2007	$389,461	$ 70,000	$49,896	$111,068	—	$ 26,006	$ 646,431
Executive Vice President and Group Program Director	2006	$377,788	$ 70,000	$40,910	$ 90,576	—	$ 27,185	$ 606,459
Warren S. Lada, ...	2007	$319,142	$ 37,500	$40,869	$ 91,016	—	$ 22,302	$ 510,829
Senior Vice President of Operations	2006	$309,576	$ 37,500	$33,516	$ 74,219	—	$ 19,225	$ 474,036
Marcia K. Lobaito, ...	2007	$155,453	$ 22,500	$19,890	$ 44,257	—	$ 18,985	$ 261,085
Senior Vice President, Corp Secretary and Director of Business Affairs	2006	$150,794	$ 22,500	$16,267	$ 36,068	—	$ 20,058	$ 245,687

(1) Includes amounts that were deferred pursuant to Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, all of the matching funds were used to purchase 174 shares and 106 shares of Class A Common Stock for 2007 and 2006, respectively, for each of the named executive officers.

(2) Includes amounts deferred under the Company's Deferred Compensation Plan.

(3) In 2007 and 2006, the performance goals fixed by the Committee in March 2007 and March 2006, respectively, provided for a maximum bonus of $800,000. In 2007 and 2006, Mr. Christian received a bonus of $382,522 and $394,476, respectively. Of the bonus awarded Mr. Christian in 2007 and 2006, $112,500 was awarded based on the Company achieving the net revenue goal for fiscal years 2007 and 2006. The balance of the bonus for 2007 and 2006, $270,022 and $281,976, respectively, was awarded pursuant to the terms of Mr. Christian's employment agreement which provides that Mr. Christian's aggregate compensation in any year (excluding stock options) shall not be less than his average aggregate annual compensation for the prior three years unless his or the Company's performance shall have declined substantially.

(4) Represents the amounts recognized for financial statement reporting purposes for the years ended December 31, 2007 and 2006, in accordance with FAS 123(R) and therefore includes amounts from awards granted in 2005, 2006 and 2007. The value of the awards was determined using the weighted average grant date fair value of the restricted stock ($14.25, $9.00 and $9.49 for the 2005, 2006 and 2007 grants, respectively). Disclosure of the assumptions used for grants in 2005, 2006 and 2007 are included in footnote 7 to the Notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(5) Represents the amounts recognized for financial statement reporting purposes for the years ended December 31, 2007 and 2006, in accordance with FAS 123(R) and therefore includes amounts from awards granted in 2005, 2006 and 2007. We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. Disclosure of the assumptions used for grants in 2005, 2006 and 2007 are included in footnote 7 to the Notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(6) With respect to Mr. Christian, perquisites include personal use of Company provided auto, country club dues, medical expense reimbursement and personal use of a private airplane in 2007. Perquisites are valued based on the aggregate incremental costs to the Company. For the personal use of the airplane aggregate incremental cost is based solely on direct operating costs (fuel, airport fees, incremental pilot costs, etc.) and does not include capital costs of the aircraft since the Company already incurs these capital costs for business purposes. This amount does not include the loss of a tax deduction to the Company on account of personal use of corporate aircraft under tax laws. In 2007, Mr. Lada received perquisites for personal use of Company provided auto and medical expense reimbursements. No other named executive officer received aggregate perquisites of $10,000 or more in 2007. In addition, the Company paid life insurance (including split dollar) premiums for Mr. Christian, Mr. Bush, Mr. Goldstein, Mr. Lada and Ms. Lobaito in the amounts of $51,092, $11,092, $15,014, $11,092 and $10,603, respectively. In 2007, Mr. Christian was awarded a $100,000 extension fee in connection with his new employment agreement.

2007 CEO and Executive Officer Compensation

In 2007, our most highly compensated executive officer was Edward K. Christian, President and CEO. Mr. Christian received a salary of $567,117 in 2007 and earned a bonus of $382,522 for the 2007 fiscal year that was determined based on his employment agreement and the CEO Plan. See "Base Salary" and "Bonus" above. In 2007, Mr. Christian was awarded a $100,000 extension fee in connection with his new employment agreement.

In 2007, the performance goals fixed by the Compensation Committee in March 2007 provided for a maximum bonus of $800,000. In 2007, Mr. Christian received a bonus of $382,522. Of the bonus awarded Mr. Christian, $112,500 was awarded based on the Company achieving the minimum net revenue goal for fiscal year 2007. The balance of the bonus, $270,022, was awarded pursuant to the terms of Mr. Christian's employment agreement which provides that Mr. Christian's aggregate compensation in any year (excluding stock options) shall not be less than his average aggregate annual compensation for the prior three years unless his or the Company's performance shall have declined substantially. Three other performance goals, market revenue, free cash flow and operating margins were not achieved. If the minimums for all of the performance goals had been achieved, the bonus would have been $450,000. Under Section 162(m) of the Internal Revenue Code (the "Code") and the regulations promulgated thereunder, deductions for employee remuneration in excess of $1 million that are not performance-based are disallowed for publicly-traded companies. In order to qualify some or all of the bonus portion of the CEO's compensation package as performance-based compensation within the meaning of Section 162(m), the board adopted and stockholders approved the CEO Plan in May, 2005. However, any discretionary bonuses may not qualify as performance based compensation within the meaning of Section 162(m) of the Code.

Pursuant to Mr. Christian's employment agreement, his base salary for fiscal 2008 is $582,429. In March 2007, the Committee approved performance goals and established the potential bonus amounts for 2008 under the CEO Plan, which if achieved, will allow the CEO to receive a bonus of up to $800,000. The actual amount of the CEO's bonus to be paid will be determined in 2009 after the Company's 2008 results are finalized.

In light of the Company's performance, the other named executive officers received only a minimal increase in their base salaries from those paid in 2006, as a cost of living increase. Similarly, the bonuses paid the other named executive officers were maintained at the same levels as those paid in 2006.

Grants of Plan-Based Awards

We currently award stock options and restricted stock under our 2005 Incentive Compensation Plan, which was approved by stockholders at the 2005 Annual Meeting of Stockholders. The Compensation Committee awards the options and the restricted stock, generally after year-end results have been released to the public. The awards are intended to align the interests of the executive officers with those of the stockholders. The awards are also designed to attract and retain the executive officers, and to motivate them to achieve the corporate objectives. Stock options are granted with exercise prices equal to the closing price on the New York Stock Exchange of a share of Class A Common Stock on the date of grant, with *pro-rata* vesting at the end of each of the following five years. The restricted stock is also granted with *pro-rata* vesting at the end of each of the following five years. An executive officer generally forfeits any unvested stock option and restricted stock award upon ceasing employment.

Pursuant to the 2005 Incentive Compensation Plan, the Committee determined a formula for awarding stock options and restricted stock. Generally, the formula is as follows: base salary times a target percentage (50%) times a percentage allocated to each of four different performance goals equals dollars available for options and restricted stock. The target percentage is based on a subjective determination by the Committee of the Company's overall performance during the year. Sixty percent (60%) of the dollars available are allocated to stock options in an amount based on the Black-Scholes option pricing model and reduced by a vesting factor and 40% of the dollar amount is allocated to restricted stock based on the closing price of Saga Class A Common Stock on the NYSE reduced by a vesting factor. The performance goals and the relative weight given to each for any particular year are approved by the Committee. The goals in 2006, on which the 2007 grants were based, consisted of providing service for the full year, satisfying 85% of the cash flow budget, satisfying 100% of the cash flow budget and appreciation of the stock price during the year of 10% or higher. The goals were weighted at 25% each and the first two goals were achieved.

An optionee generally recognizes no taxable income as the result of the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option, the optionee normally recognizes ordinary income equal to the difference between the stock option exercise price and the fair market value of the shares on the exercise date. Such ordinary income is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be short-term if the optionee's holding period is less than twelve months. A capital gain or loss will be long-term if the optionee's holding period is more than twelve months. We recognize expense for the grant-date fair value of the stock options over the vesting period of the options. We will receive a tax deduction when the tax benefit realized exceeds the compensation amount expensed for financial reporting purposes, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

The value of restricted stock that is transferred to an employee by an employer as compensation for services that the employee performed is includible in the employee's gross income either in the first tax year in which the employee is not subject to a substantial risk of forfeiture, or when the employee can transfer the stock free of the substantial forfeiture risk, whichever occurs earlier. Under Section 83(b) of the Internal Revenue Code of 1986, a recipient of a restricted stock award may elect, within 30 days of grant, to include in his gross income the fair market value ("FMV") of the shares on the date of grant, with the amount of the income based on the then FMV of the shares, instead of waiting until the restrictions lapse for the attribution of income. The stock's FMV to be reported as income is not reduced to reflect the restrictions on the stock, unless there is a permanent limitation on the transfer of the stock that would require the employee to resell the stock to the employer at a price determined under a formula. If compensation is paid to an employee in the form of restricted stock, the employer receives a tax deduction equal to the amount included as compensation in the gross income of the employee, but only to the extent the amount is considered to be an ordinary and necessary expense of the employer.

The following table sets forth information concerning equity and non-equity incentive plan award made to each of the named executive officers of the Company during 2007. Equity awards include restricted stock (RS) and non-qualified stock options (SO).

2007 Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	($/Sh) (3)	($) (4)
Edward K. Christian. . .	SO	5/18/07	—	—	—	12,338	49,353	—		$ 52,043
	RS	5/18/07	—	—	—	2,742	10,967	—	$9.49	$119,052
	CEO Plan		$112,500	$600,000	$800,000					
Samuel D. Bush	SO	5/18/07	—	—	—	6,915	27,660	—		$ 29,163
	RS	5/18/07				1,537	6,147	—	$9.49	$ 66,721
Steven J. Goldstein . . .	SO	5/18/07	—	—	—	8,439	33,754	—		$ 35,588
	RS	5/18/07				1,875	7,501	—	$9.49	$ 81,421
Warren S. Lada	SO	5/18/07	—	—	—	6,915	27,660	—		$ 29,163
	RS	5/18/07				1,537	6,147	—	$9.49	$ 66,721
Marcia K. Lobaito	SO	5/18/07	—	—	—	3,368	13,473	—		$ 14,207
	RS	5/18/07				749	2,994	—	$9.49	$ 32,502

(1) These awards were made under the CEO Plan. The table shows the potential amounts which could have been earned in 2007 if the performance goals were achieved at the minimum threshold, 100% of target and at maximum bonus. The CEO Plan is further described above in the "Compensation and Discussion Analysis" and the "2007 CEO and Executive Officer Compensation" sections of this Proxy Statement. The actual payments from these awards are included in the 'Non-Equity Incentive Plan Compensation' column of the "Summary Compensation Table."

(2) These awards were made under the 2005 Incentive Compensation Plan. The table shows the potential stock options and restricted stock which could have been earned in 2007 if some or all of the performance objectives were achieved at the minimum threshold and at 100% of target. There is no separate maximum amount. The 2005 Incentive Compensation Plan is further described above in the "Compensation Discussion and Analysis" and "Grants of Plan-Based Awards" sections of this Proxy Statement. The actual grants of restricted stock and stock options were as follows: Mr. Christian, 5,484 shares and 24,677 options (Class B); Mr. Bush 3,073 shares and 13,830 options (Class A); Mr. Goldstein, 3,750 shares and 16,877 options (Cass A); Mr. Lada, 3,073 shares and 13,830 options (Class A); and Ms. Lobaito, 1,497 shares and 6,737 options (Class A). The amounts recognized are included in the "Stock Awards" and "Option Awards" columns of the "Summary Compensation Table."

(3) The per share exercise price of each option is equal to the market value of the Class A Common Stock on the date each option was granted.

(4) The amount shown in this column represents full grant-date fair value. Value of stock options granted is based on "grant date present value" as calculated using a Black-Scholes option pricing model using weighted average assumptions at grant date. The value of the restricted stock awards was determined using the weighted average grant date fair value of the restricted stock of $9.49. Disclosure of the assumptions used for grants in 2007 are included in footnote 7 to the Notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2007 regarding unexercised options, stock that has not vested; and equity incentive plan awards for each named executive officer outstanding as of December 31, 2007:

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Edward K. Christian						
7/23/1998	312,132	—	$10.56	7/23/2008		
6/06/2001	18,542	—	$14.24	6/06/2011		
6/14/2005	16,572	24,859	$14.70	6/14/2015	5,525	$ 32,542
3/20/2006	19,108	76,434	$ 9.00	3/20/2016	16,985	$100,042
5/18/2007	—	24,677	$ 9.49	5/18/2017	5,484	$ 32,301
Samuel D. Bush						
7/23/1998	137,582	—	$10.56	7/23/2008		
6/06/2001	17,345	—	$14.24	6/06/2011		
6/14/2005	9,216	13,826	$14.70	6/14/2015	3,072	$ 18,094
3/20/2006	10,567	42,270	$ 9.00	3/20/2016	9,393	$ 55,325
5/18/2007	—	13,830	$ 9.49	5/18/2017	3,073	$ 18,100
Steven J. Goldstein						
7/23/1998	39,990	—	$10.56	7/23/2008		
6/22/1999	50,457	—	$12.72	6/22/2009		
6/01/2000	37,459	—	$16.80	6/01/2010		
6/06/2001	33,702	—	$14.24	6/06/2011		
5/30/2002	30,610	—	$20.80	5/30/2012		
6/14/2005	11,247	16,871	$14.70	6/14/2015	3,750	$ 22,088
3/20/2006	12,895	51,583	$ 9.00	3/20/2016	11,464	$ 67,523
5/18/2007	—	16,877	$ 9.49	5/18/2017	3,750	$ 22,088
Warren S. Lada						
7/23/1998	145,922	—	$10.56	7/23/2008		
6/06/2001	18,443	—	$14.24	6/06/2011		
6/14/2005	9,216	13,826	$14.70	6/14/2015	3,072	$ 18,094
3/20/2006	10,567	42,270	$ 9.00	3/20/2016	9,393	$ 55,325
5/18/2007	—	13,830	$ 9.49	5/18/2017	3,073	$ 18,100
Marcia K. Lobaito						
7/23/1998	17,138	—	$10.56	7/23/2008		
6/22/1999	21,695	—	$12.72	6/22/2009		
6/01/2000	16,478	—	$16.80	6/01/2010		
6/06/2001	18,180	—	$14.24	6/06/2011		
5/30/2002	14,548	—	$20.80	5/30/2012		
6/14/2005	4,467	6,702	$14.70	6/14/2015	1,490	$ 8,776
3/20/2006	5,147	20,590	$ 9.00	3/20/2016	4,576	$ 26,953
5/18/2007	—	6,737	$ 9.49	5/18/2017	1,497	$ 8,817

(1) Option grants and restricted stock awards are fully vested at the end of the first five years following the date of the grant or award, 20% per year.

(2) The closing market price of our Class A Common Stock on the NYSE on December 31, 2007 was $5.89 per share.

Option Exercises and Stock Vested

The following table sets forth the options exercised by the executive officers listed in 2007 and the restricted stock of the executive officers listed below which vested during the year ended December 31, 2007.

2007 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Edward K. Christian	—	—	6,087	$60,018
Samuel D. Bush	7,812	$20,124	3,372	$33,248
Steven J. Goldstein	9,765	$22,250	4,115	$40,574
Warren S. Lada	—	—	3,372	$33,248
Marcia K. Lobaito	976	$ 2,185	1,639	$16,161

(1) The value realized on exercise is the difference between the closing price of the Class A Common Stock of the Company at the time of exercise and the option exercise price, times the number of shares acquired on exercise. Upon exercise, Mr. Christian receives Class B Common Stock.

(2) The value realized on vesting is obtained by multiplying the number of shares of restricted stock which have vested during the year ended December 31, 2007 by the market value of the Class A Common Stock on the vesting date. Mr. Christian receives restricted shares of Class B Common Stock.

Nonqualified Deferred Compensation

In 1999 and in 2005 we established non-qualified deferred compensation plans which allow executive officers and certain employees to annually elect, prior to January 1 of the calendar year in which the base salary or bonus is earned, to defer a portion of their base salary up to 15% (but not less than $2,500), and up to 85% of any bonus, on a pre-tax basis, until their retirement. The deferred amounts are invested in investment options offered under the plans. The Company may, in its discretion, purchase policies of life insurance on the lives of the participants to assist the Company in paying the deferred compensation under the plans. The Company has created model trusts to assist it in meeting its obligations under the plans. All investment assets under the plans are the property of the Company until distributed. The retirement benefit to be provided is based on the amount of compensation deferred and any earnings thereon. The 2005 plan is substantially identical to the 1999 plan except for certain modifications to comply with Section 409A of the Internal Revenue Code of 1986. Any contributions made after 2004 are made pursuant to the 2005 plan.

Under the plans, upon termination of the executive officer's employment with the Company, he or she will be entitled to receive all amounts credited to his or her account, in one lump sum, in sixty (60) monthly installments or in one hundred twenty (120) monthly installments. In addition, upon a participant's death, if the Company has purchased a life insurance policy on the life of a participant, the benefit payable shall equal the value of the participant's account multiplied by one and one half (1.5), but the incremental increase to such account shall not exceed $150,000. Upon a change of control of the Company, each participant shall be distributed all amounts credited to his or her account in a lump sum. Mr. Christian does not participate in the plans.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Edward K. Christian	—	—	—	—	—
Samuel D. Bush.	$12,766	—	$ (2,173)	—	$ 98,515
Steven J. Goldstein	—	—	$ 240	—	$ 5,741
Warren S. Lada	$35,664	—	$10,553	—	$189,345
Marcia K. Lobaito	$17,760	—	$ (776)	—	$ 99,777

Employment Agreement and Potential Payments Upon Termination or Change-in-Control

Mr. Christian has an employment agreement with us which expires in March 2009. (See description of new employment agreement effective April 1, 2009 below). The agreement provides for certain compensation, death, disability and termination benefits, as well as the use of an automobile. The annual base salary under the agreement was $500,000 per year effective January 1, 2003, and subject to annual cost of living increases effective January 1 each year thereafter. Mr. Christian's base salary was $567,117 for fiscal 2007, and is $582,429 for fiscal 2008. Mr. Christian is also eligible to participate, in accordance with their terms, in all medical and health plans, life insurance, profit sharing, pension and other employment benefits as are maintained by the Company for other key employees performing services. During the term of the employment agreement, the Company must maintain all existing policies of insurance on Mr. Christian's life, including the existing split-dollar policy, and will also maintain its existing medical reimbursement policy. Under the agreement, Mr. Christian is also furnished with an automobile and other fringe benefits as have been afforded him in the past or as are consistent with his position. The agreement provides that he is eligible for annual bonuses and stock options to be awarded at the discretion of the board of directors. The agreement provides that Mr. Christian's aggregate compensation in any year may not be less than his average aggregate annual compensation for the prior three years unless his or our performance shall have declined substantially. The agreement may be terminated by either party in the event of Mr. Christian's disability for a continuous period of eight months, or an aggregate period of twelve months within any 18 month period. In addition, we may terminate the agreement for cause.

The agreement provides that upon our sale or transfer of control, of all or substantially all of the assets or stock of the Company or the consummation of a merger or consolidation involving the Company in which the Company is not the surviving corporation (but excluding the sale or transfer of control which does not involve an assignment of control of licenses or permits issued by the FCC), Mr. Christian's employment will be terminated and he will be paid an amount equal to five times the average of his total compensation for the preceding three years plus an additional amount as is necessary for applicable income taxes related to the payment. For the three years ended December 31, 2007, his average annual compensation, as defined by the employment agreement, was approximately $941,185, and the required payment would be approximately $7,902,000.

The agreement provides that Mr. Christian's bonuses will be paid in accordance with the CEO Plan. However, the board, in its discretion, may also award bonuses to Mr. Christian that are not in accordance with this Plan. Any such discretionary bonuses may not qualify as performance based compensation within the meaning of Section 162(m) of the Code.

The agreement contains a covenant not to compete restricting Mr. Christian from competing with us in any of our markets during the term of the agreement and if he voluntarily terminates his employment with the Company or is terminated for cause, for a three year period thereafter.

In December, 2007, we entered into a new employment agreement with Mr. Christian which becomes effective April 1, 2009, unless Mr. Christian's employment has been earlier terminated pursuant to the provisions of the current employment agreement. Except as it may be earlier terminated, the new employment agreement terminates on March 31, 2014. Except as set forth below, the terms and conditions of the new employment agreement are substantially the same as the current employment agreement. Under the new employment agreement, we shall pay Mr. Christian a salary at the rate of $750,000 per year. Beginning on April 1, 2010, the compensation committee, in its discretion, is required to determine the amount of an increase to Mr. Christian's then existing annual salary, however, the increase shall not be less than the lesser of three percent or a cost of living increase based on the consumer price index. The provision in the current employment agreement that provides that Mr. Christian's aggregate compensation in any year may not be less than his average aggregate annual compensation for the prior years unless his or our performance shall have declined substantially has been eliminated. In addition, the multiple to be paid to Mr. Christian in the event of the sale or transfer of control, etc. has been reduced from five times the average of his total compensation for the preceding three years to 2.99 times. In connection with the new employment agreement, we also paid Mr. Christian an extension payment of $100,000 upon execution of the agreement. Also, if Mr. Christian's employment is terminated for any reason, including death or voluntary resignation but not a "for cause" termination, we are required to continue to provide health insurance and medical reimbursement to Mr. Christian and his spouse and to maintain and enforce all existing life insurance policies for a period of ten years.

As of December 28, 2007, Samuel D. Bush, , Steven J. Goldstein, Warren S. Lada, and Marcia K. Lobaito entered into change in control agreements. A change in control is defined to mean the occurrence of (a) any person or group becoming the beneficial owner, directly or indirectly, of more than 30% of the combined voting power of the Company's then outstanding securities and Mr. Christian ceasing to be Chairman and CEO of the Company; (b) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting securities of the Company or such surviving entity; or (c) the approval of the stockholders of the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets.

If there is a change in control, the Company shall pay a lump sum payment within 45 days thereof of 1.5 times the average of the executive's last three full calendar years of such executive's base salary and any annual cash bonus paid. In the event that such payment constitutes a "parachute payment" within the meaning of Section 280G subject to an excise tax imposed by Section 4999 of the Internal Revenue Code, the Company shall pay the executive an additional amount so that the executive will receive the entire amount of the lump sum payment before deduction for federal, state and local income tax and payroll tax. In the event of a change in control (other than the approval of plan of liquidation), the Company or the surviving entity may require as a condition to receipt of payment that the executive continue in employment for a period of up to six months after consummation of the change in control. During such six months, executive will continue to earn his pre-existing salary and benefits. In such case, the executive shall be paid the lump sum payment upon completion of the continued employment. If, however, the executive fails to remain employed during this period of continued employment for any reason other than (a) termination without cause by the Company or the surviving entity, (b) death, (c) disability or (d) breach of the agreement by the Company or the surviving entity, then executive shall not be paid the lump sum payment. In addition, if the executive's employment is terminated by the Company without cause within six months prior to the consummation of a change in control, then the executive shall be paid the lump sum payment within 45 days of such change in control. For the three years ended December 31, 2007, the average annual salary of Mr. Bush, Mr. Goldstein, Mr. Lada, and Ms. Lobaito was $346,994, $453,521, $346,994 and $173,147, respectively, and the required payment would be $520,492, $680,282, $520,492 and $259,721, respectively.

Under the form of stock option agreement made and entered into pursuant to the 2005 Incentive Compensation Plan, all options become fully vested and exercisable in full upon the occurrence of a change-in-control as defined in the Plan or if the Compensation Committee determines that a change-in-control has occurred, if the optionee is an employee at the time of such occurrence. Similarly, under the form of restricted stock agreement adopted under the 2005 Incentive Compensation Plan, the vesting or restricting period shall lapse with respect to all restricted stock upon the occurrence of a change-in-control, as defined in the Plan, or if the Compensation Committee determines that a change-in-control has occurred if the grantee of the restricted stock is an employee at the time of such occurrence.

Under the Company's 1999 and 2005 Deferred Compensation Plans, in which Mr. Christian does not participate, upon a change-in-control of the Company as defined in such plans, each participant shall be distributed all amounts credited to the account of the participant in a lump sum.

COMPENSATION OF DIRECTORS

During 2007, each director who is not an employee received for his or her services as a director an annual cash retainer of $40,000. Chairpersons of each committee who are not employees shall receive an additional annual cash retainer of $10,000. Directors will not receive any additional meeting fees. All non-management directors are required to hold and maintain 5,000 shares of the Company's Class A Common Stock. Non-management directors are required to achieve this guideline within five years of joining the board, or in the case of non-management directors serving at the time the guidelines were adopted, within five years of the date of the adoption of the guideline.

Directors may elect to have part of their annual retainer used to pay for life insurance premiums. Directors may also elect to pay out-of-pocket for health insurance benefits currently offered by the Company to its employees under its self-insured program. In the alternative, directors may elect to have part of their annual retainer used to pay for such benefits. Directors are also permitted to take into income the value of the health insurance benefit.

2007 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Donald J. Alt	$50,000		$50,000
Brian Brady	$40,000		$40,000
Clarke R. Brown, Jr.	$40,000		$40,000
Jonathan L. Firestone	$29,000	$21,000(1)	$50,000
Robert J. Maccini	$40,000		$40,000
Gary G. Stevens	$40,000	$ 8,508(2)	$48,508

(1) Insurance premiums paid by the Company during the year ended December 31, 2007 with respect to life insurance for the benefit of Mr. Firestone in the amount of $21,000. The director fees otherwise to be paid to Mr. Firestone are used to reimburse the Company for such premiums.

(2) Value of health insurance provided to Mr. Stevens.

CERTAIN BUSINESS RELATIONSHIPS AND TRANSACTIONS WITH DIRECTORS AND MANAGEMENT

Policy

Pursuant to our corporate governance guidelines, the finance and audit committee is required to conduct a review of all related party transactions for potential conflicts of interest. All such transactions must be approved by the finance and audit committee. To the extent such transactions are on-going business relationships with the Company, such transactions are reviewed annually and such relationships shall be on terms not materially less favorable than would be usual and customary in similar transactions between unrelated persons dealing at arm's-length.

Related Party Transactions

On April 1, 2003, we acquired an FM radio station (WSNI-FM) in the Winchendon, Massachusetts market for approximately $290,000 plus an additional $500,000 if within five years of closing we obtain approval from the FCC for city of license change. The radio station was owned by Aritaur Communications, a company in which Robert Maccini, a member of our board of directors, is an officer and director, and has a 33% voting ownership interest, and 26% non-voting ownership interest. We began operating this station under the terms of a Time Brokerage Agreement on February 1, 2003. In January 2007, we agreed to pay such company $50,000 in cancellation of the obligation to pay the additional conditional payment of $500,000. The same company has a 65% ownership interest in another company, Ando Media LLC, of which Mr. Maccini is President and CEO, which entered into a licensing agreement with us, which renews annually unless terminated, to provide us with certain Internet radio services. We paid $22,000 in software licensing fees to such company and such company sold us at its cost certain equipment for $52,000 during the year ended December 31, 2007.

Surtsey Productions, Inc. owns the assets of television station KVCT in Victoria, Texas. We operate KVCT under a TBA with Surtsey Productions which we entered into in May 1999. Under the FCC's ownership rules, we are prohibited from owning or having an attributable or cognizable interest in this station. Under the 16 year TBA, we pay Surtsey Productions fees of $3,100 per month plus, accounting fees and reimbursement of expenses actually incurred in operating the station. Surtsey Productions is a multi-media company 100%-owned by the daughter of Mr. Christian, our President, Chief Executive Officer and Chairman.

In March 2003, we entered into an agreement of understanding with Surtsey Productions whereby we have guaranteed up to $1,250,000 of the debt incurred by Surtsey Productions, and its subsidiary Surtsey Media, LLC, in closing the acquisition of a construction permit for KFJX-TV station in Pittsburg, Kansas. At December 31, 2007 there was $1,061,000 of debt outstanding under this agreement. In consideration for the guarantee, a subsidiary of Surtsey Productions has entered into various agreements with us relating to the station, including a Shared Services Agreement, Technical Services Agreement, Agreement for the Sale of Commercial Time, Option Agreement and Broker Agreement. We do not have any recourse provision in connection with our guarantee that would enable us to recover any amounts paid under the guarantee, other than as provided in our various agreements. We paid fees under the agreements during 2007, 2006 and 2005 of approximately $4,100 per month plus accounting fees and reimbursement of expenses actually incurred in operating the station. The station, a new full power Fox affiliate, went on the air for the first time on October 18, 2003. Under the FCC's ownership rules we are prohibited from owning or having an attributable or cognizable interest in this station.

Surtsey Productions leases office space in a building owned by us and paid us rent of approximately $6,000, $18,000 and $21,000 during the years ended December 31, 2007, 2006 and 2005. The amount of office space leased by Surtsey Productions has been reduced in each of the last three years.

During 2007, Surtsey Productions provided graphic design services of approximately $24,000 for our Milwaukee, Wisconsin market.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities ("insiders"), to file reports of ownership and changes in ownership with the SEC. Insiders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such reports received by us, or written representations from certain reporting persons that no reports on Form 5 were required for those persons for the year 2007, we believe that our officers and directors complied with all applicable reporting requirements for the year 2007, except that Messrs. Alt, Brady, Brown, Firestone, Maccini and Stevens filed late Form 4s in connection with the grant to each of them of a stock option and Mr. Lada filed a late Form 4 in connection with the disposition of common stock by his 401(k).

OTHER MATTERS

Management does not know of any matters which will be brought before the Annual Meeting other than those specified in the notice thereof. However, if any other matters properly come before the Annual Meeting, it is intended that the persons named in the form of proxy, or their substitutes acting thereunder, will vote thereon in accordance with their best judgment.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR ANNUAL MEETINGS

Stockholder proposals that are intended to be presented at our 2009 Annual Meeting of Stockholders must be received at our offices, 73 Kercheval Avenue, Grosse Pointe Farms, Michigan 48236, no later than December 22, 2008, to be considered for inclusion in our proxy statement and proxy card relating to that meeting. Stockholder proposals which are not to be included in our proxy statement for the 2009 Annual Meeting and stockholder nominations of persons for election to the board of directors must be submitted in accordance with our bylaws, which set forth the information that must be received no later than February 11, 2009. All proposals should be directed to the Secretary, and should be sent certified mail, return receipt requested in order to avoid confusion regarding dates of receipt. We expect the persons named as proxies for the 2009 Annual Meeting to use their discretionary voting authority, to the extent permitted by law, with respect to any proposal or nomination presented at the meeting by a stockholder.

EXPENSE OF SOLICITING PROXIES

All the expenses of preparing, assembling, printing and mailing the material used in the solicitation of proxies by the board will be paid by us. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies on behalf of the board by telephone, telegram or personal interview, the expenses of which will be borne by us. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to forward soliciting materials to the beneficial owners of stock held of record by such persons at our expense.

By order of the Board of Directors,

MARCIA LOBAITO
Secretary

Grosse Pointe Farms, Michigan
April 21, 2008

QUARTERLY MARKET INFORMATION

Class A Common Stock

2007	High	Low	2006	High	Low
First Quarter	$10.22	$9.22	**First Quarter**	$11.18	$8.88
Second Quarter	10.29	8.95	**Second Quarter**	10.40	8.40
Third Quarter	10.09	6.51	**Third Quarter**	9.21	7.15
Fourth Quarter	8.50	4.21	**Fourth Quarter**	10.13	7.55

NEW YORK STOCK EXCHANGE (Symbol: SGA)

The Company filed the CEO and CFO Certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to its Annual Report on Form 10-K for the year ending December 31, 2007. The Company also submitted the Annual CEO Certification required by Section 303A.12(a) of the NYSE Listed Company Manual to the NYSE in 2007.

AUDITORS- Ernst & Young LLP, Detroit, MI

TRANSFER AGENT- BNY Mellon, Shareowner Services, Pittsburgh, PA

PUBLICATIONS

The Company's Annual Report Form 10-K and Quarterly Reports to Stockholders are available free of charge to stockholders. Inquiries are welcome by letter or telephone to Samuel D. Bush, Senior Vice President, Treasurer and CFO, at the Saga Corporate Office.

Stockholders whose stock is held in street name are encouraged to write to the company to have their names placed on the financial mailing list, enabling them to receive annual and interim reports without delay.

You may find more information about us at our Internet website located at www.sagacommunications.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with, or furnished to, the SEC.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on **Monday, May 12, 2008 at 10:00am Eastern Standard Time, at the Georgian Inn, located in Roseville, MI.**

This press release contains certain forward-looking statements that are based upon current expectations and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform act of 1995. Words such as "believes", "expects", "anticipates" and other similar expressions are intended to identify forward-looking statements. Key risks are described in the reports Saga Communications, Inc. periodically files with the U.S. Securities and Exchange Commission. Readers should note that these statements may be impacted by several factors, including economic changes in the radio and television broadcast industry in general, as well as Saga's actual performance. Results may vary from those stated herein and Saga undertakes no obligation to update the information contained herein.

CORPORATE OFFICERS

Edward K. Christian
President, Chief Executive Officer and Chairman of the Board

Steven J. Goldstein
Executive Vice President, Group Program Director

Warren S. Lada
Senior Vice President - Operations

Samuel D. Bush
Senior Vice President, Treasurer and Chief Financial Officer

Marcia K. Lobaito
Senior Vice President, Corporate Secretary and Director of Business Affairs

Catherine A. Bobinski
Vice President and Corporate Controller

BOARD OF DIRECTORS

Edward K. Christian
Chairman of the Board

Donald J. Alt*
Chairman of the Board, Forever Broadcasting

Brian W. Brady**
President and Chief Executive Officer, Northwest Broadcasting, Inc. and Eagle Creek Broadcasting, LLC

Clarke Brown*
Former President - Radio Division, Jefferson - Pilot Communications

Jonathan Firestone**
Former President and CEO BBDO Minneapolis, Marketing Consultant

Robert J. Maccini*
President, Signal Ventures Associates, Inc.

Gary Stevens**
Managing Director Gary Stevens and Company

* Denotes participation in the Audit and Finance Committee
** Denotes participation the Compensation Committee

73 Kercheval Avenue
Grosse Pointe Farms, MI
48236

voice 313.886.7070
fax 313.886.7150

WWW.**SAGACOMMUNICATIONS**.COM

END